    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1998.


                                                      REGISTRATION NO. 333-26003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                              GENZYME CORPORATION
             (Exact name of registrant as specified in its charter)
                                 MASSACHUSETTS
         (State or other jurisdiction of incorporation or organization)
                                   06-1047163
                    (I.R.S. Employer Identification Number)
       ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 (617) 252-7500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                  PETER WIRTH
                EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL OFFICER
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

              MAUREEN P. MANNING, ESQ.                                MARK KESSEL, ESQ.
                 PALMER & DODGE LLP                                  SHEARMAN & STERLING
                 ONE BEACON STREET                                   599 LEXINGTON AVENUE
            BOSTON, MASSACHUSETTS 02108                            NEW YORK, NEW YORK 10022
                   (617) 573-0100                                       (212) 848-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------


                                                                   PROPOSED
             TITLE OF EACH CLASS OF SECURITIES                MAXIMUM AGGREGATE            AMOUNT OF
                      TO BE REGISTERED                        OFFERING PRICE (1)      REGISTRATION FEE (2)
----------------------------------------------------------------------------------------------------------
Genzyme Molecular Oncology Division Common Stock, $0.01 par
  value.....................................................     $38,000,000               $11,210.00


--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.



(2) Of this amount, $10,606.06 was paid to register $35,000,000 of Genzyme Molecular Oncology Division Common Stock upon the initial filing of this Registration Statement on April 28, 1997, and an additional registration fee of $603.94 is being paid upon the filing of this Amendment No. 1.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 28, 1998
                                3,000,000 SHARES

                                 [GENZYME LOGO]

                                  COMMON STOCK
                            ------------------------

     All of the 3,000,000 shares of Genzyme Molecular Oncology Division Common Stock ("GMO Stock") offered hereby are being sold by Genzyme Corporation ("Genzyme"). Prior to the offering there has been no public market for the GMO Stock. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Application has been made to approve the shares of GMO Stock for quotation on the Nasdaq National Market under the symbol GZMO.

     The GMO Stock is common stock of Genzyme and is intended to reflect the value and track the performance of the Genzyme Molecular Oncology Division, which is engaged in the development and commercialization of novel cancer therapeutics and diagnostics using an integrated, gene-based approach. The GMO Stock is one of the three currently outstanding series of Genzyme common stock, the others being Genzyme General Division Common Stock and Genzyme Tissue Repair Division Common Stock. See "Description of Genzyme Capital Stock."

 THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 6.
                            ------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                        Underwriting
                                                     Price to           Discounts and         Proceeds to
                                                      Public           Commissions(1)         Company(2)
------------------------------------------------------------------------------------------------------------
Per Share....................................            $                    $                    $
------------------------------------------------------------------------------------------------------------
Total........................................            $                    $                    $
------------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-
  Allotment Option(3)........................            $                    $                    $
============================================================================================================

(1) See "Underwriting."

(2) Before deducting expenses estimated at $500,000, which are payable by Genzyme.

(3) Assuming exercise in full of the 30-day option granted by Genzyme to the Underwriters to purchase up to 450,000 additional shares of GMO Stock, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The shares of GMO Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the GMO Stock offered will be made in New York City on or about
            , 1998.
                            ------------------------

PAINEWEBBER INCORPORATED

                                COWEN & COMPANY

                                                      CREDIT SUISSE FIRST BOSTON
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1998.

   Gene Based Medicine has the Potential to Redefine the Treatment of Cancer


                                                    Gene Discovery
                                                    --------------
                                                    [graphic representation of
                                                    DNA double helix]
                                                    GMO is translating genomic discoveries
                                                    into novel therapeutic and diagnostic
                                                    cancer products.

                                                    Small Molecule
     Gene Therapy                                   Drug Discovery                                 Diagnostics
     ------------                                   --------------                                 -----------
[photographs of left arm of                         [photograph of a                               [photograph of
patient with melanoma prior                         robotic arm placing                            a microtiter
to and after treatment                              capped tube into a                             test plate.]
with Genzyme Molecular                              tray of tubes.]
Oncology melanoma
vaccine.]

GMO employs viral and                               GMO utilizes combinatoral                      GMO has licensed
non-viral vectors, proprietary                      chemistry and high                             the diagnostic
immunotherapy technologies                          throughput screens to                          rights to a number
and an established development                      facilitate the rapid                           of clinically
infrastructure to develop cancer                    identification of compounds                    relevant cancer
gene therapy products. A small                      active against                                 genes and plans
but notable number of patients                      angiogenesis, metastasis                       to expand this
in GMO's Phase I melanoma                           and tumor cell                                 portfolio using
vaccine trials showed clinically                    proliferation.                                 its gene
significant tumor regression.                                                                      discovery
                                                                                                   capabilities.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE GMO STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. References in this Prospectus to Genzyme Molecular Oncology ("GMO") prior to its formation in June 1997 as a division of Genzyme refer either to PharmaGenics, Inc. ("PharmaGenics") or to activities of Genzyme in the field of oncology. The shares of GMO Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."


                           GENZYME MOLECULAR ONCOLOGY


     Genzyme Molecular Oncology is engaged in the development and commercialization of novel cancer therapeutics and diagnostics using an integrated, gene-based approach. GMO's products and services include: (i) a genomics service business based on its SAGE(TM) differential gene expression technology ("SAGE"), (ii) two gene-based immunotherapy product candidates in Phase I clinical trials for melanoma, (iii) additional gene therapy programs based on immunotherapy and tumor targeting, (iv) a drug discovery program to identify small molecules that interact with cancer-related targets and (v) diagnostics capabilities. Genzyme formed GMO in June 1997 by acquiring PharmaGenics and combining it with several of Genzyme's programs in the field of oncology.



     GMO is developing an integrated cancer product and service portfolio around four major technology platforms:



          Genomics. SAGE (Serial Analysis of Gene Expression), a patented genomics tool, enables the rapid identification of genes that are differentially expressed. GMO is using SAGE in its oncology gene discovery efforts and is providing SAGE services to others for broader applications.



          Gene Therapy. A broad portfolio of viral and non-viral vectors, proprietary immunotherapy technologies and an established development infrastructure are available to GMO for oncology applications as a result of Genzyme's work in gene therapy and in gene delivery technology.



          Small Molecule Drug Discovery. Genzyme's robotically driven combinatorial chemistry, high throughput screens for drug development and a diverse library of over 1,000,000 compounds facilitate rapid identification of compounds active against cancer-related targets.



          Diagnostics. Genzyme Genetics, a market leader in genetic testing, provides GMO access to proprietary diagnostics technology, a federally certified clinical laboratory for test development and an established service laboratory network.



     GMO believes that the complex genetic basis of cancer and the dynamics of the oncology market will make cancer one of the earliest disease areas in which gene-based medicine is commercialized. GMO's strategy is to utilize its four core technologies to develop and maintain a diverse product and service portfolio focused on cancer. GMO will employ an integrated approach to translate the information gained through the use of its genomics capabilities into multiple product and service opportunities. For example, a single gene, once identified and characterized, may be used to develop a gene therapy, a screen for small molecule therapeutics and a diagnostic assay. Likewise, a gene therapy vector, optimized for delivery to a specific target, may be used to transport any of a number of relevant genes.



     GMO's SAGE technology is a high throughput, high efficiency method of analyzing differential gene expression -- the comparison of how, when and in what amounts genes are expressed in a given tissue or cell line versus another. GMO believes that SAGE is more accurate, more efficient and less costly than existing methods of identifying and quantifying gene expression in tissue samples. The ability of SAGE to identify novel and low abundance genes has been demonstrated in studies published in a number of peer reviewed journals, including Cell, Science, Oncogene, Nature and Molecular Cell. GMO is using SAGE in its product development efforts to identify cancer-related genes by comparing their expression in normal and diseased tissue. In addition, GMO is generating revenues from SAGE service contract. GMO has entered into SAGE agreements with the Parke-Davis division of the Warner-Lambert Company ("Parke-Davis"), Reprogen, Inc., Hexagen Technology Limited and Ontogeny, Inc.

     Through a collaboration with researchers at the National Cancer Institute (the "NCI"), GMO has completed two Phase I clinical trials of tumor "vaccines" for melanoma using adenoviral vectors carrying the MART-1 and gp100 genes. The results of these trials indicate that the vaccines are safe and well-tolerated. In addition, a small, but notable, number of the patients enrolled in the trials showed clinically significant tumor regression following administration of the vaccines. GMO plans to initiate an additional ex vivo Phase I trial in melanoma patients during 1998.



     GMO seeks to establish joint ventures, collaborations, licensing arrangements and other strategic alliances where appropriate in order to expand and accelerate development of its product and service portfolio, access complementary technologies and generate research funding. In the area of gene therapy, GMO has entered into a research and option agreement with Schering-Plough Corporation ("Schering-Plough") to combine GMO's proprietary non-viral lipid vectors with p53 and five of Schering's other proprietary genes to develop cancer gene therapy products. GMO has also entered into a joint venture with StressGen Biotechnologies Corp. ("StressGen") related to the use of stress genes for cancer gene therapy and plans to initiate a Phase I clinical trial in ovarian cancer patients within the next twelve months. In small molecule drug discovery, GMO has non-exclusively sublicensed its patented MDM2-p53 assay to Merck & Co., Inc. ("Merck") in exchange for a license fee, milestones and royalty payments. GMO also has small molecule drug discovery collaborations with the NCI, Xenova, Ltd., Acadia Pharmaceuticals, Inc., NOVALON Pharmaceutical Corporation and ArQule, Inc.



     In addition to its collaborations with the NCI in adenoviral gene therapy for melanoma and small molecule drug discovery, GMO is collaborating with leading cancer researchers at the Imperial Cancer Research Fund in London, the National Human Genome Research Institute, Memorial Sloan-Kettering Cancer Institute, The Johns Hopkins University, the Dana Farber Cancer Institute, Massachusetts General Hospital and the Lombardi Cancer Center at Georgetown University.


     GMO operates as a division of Genzyme with its own dedicated personnel and financial resources. It has access to Genzyme's extensive research and development capabilities, manufacturing facilities, worldwide clinical development and regulatory affairs staff and marketing infrastructure. The GMO Stock is intended to reflect the value and track the performance of GMO.


                                  THE OFFERING



GMO Stock Offered...............................    3,000,000 shares
GMO Stock to be Outstanding or Reserved for
  Issuance after the Offering...................    13,190,638 shares(1)
Use of Proceeds.................................    To fund GMO's research and preclinical and
                                                    clinical development programs and for general
                                                    corporate purposes.
Proposed Nasdaq National Market Symbol..........    GZMO


---------------


(1) Consists of (i) 3,000,000 shares of GMO Stock offered hereby, (ii) 6,262,066 unissued shares of GMO Stock that Genzyme may from time to time distribute to the holders of Genzyme General Division Common Stock or otherwise issue without allocating any proceeds to GMO ("GMO Designated Shares") and (iii) 3,928,572 shares of GMO Stock (subject to reduction as described herein under "Shares Eligible for Future Sale") that will be distributed to the former stockholders of PharmaGenics. Excludes (i) 821,534 shares of GMO Stock reserved for issuance upon exercise of outstanding options with an exercise price of $7.00 per share, (ii) approximately 250,000 shares of GMO Stock issuable upon exercise of certain warrants issued in connection with GMO's joint venture with StressGen, (iii) 10,000 shares of GMO Stock issuable upon exercise of the Comdisco Warrants (see Note B. "PharmaGenics Merger" to GMO's combined financial statements included herein and (iv) up to 3,475,915 shares of GMO Stock reserved for issuance upon conversion of amounts payable under convertible debentures of Genzyme (the "GMO Debentures") in the aggregate principal amount of $20 million. See "Risk Factors -- Risks Related to GMO -- Risks Related to GMO Debentures."

                           GMO SUMMARY FINANCIAL DATA

                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



                                                          FROM
                                                       DECEMBER 1,
                                                      1994 (DATE OF                   YEAR ENDED
                                                      INCEPTION) TO                  DECEMBER 31,
                                                      DECEMBER 31,    ------------------------------------------
                                                          1994            1995           1996           1997
                                                      -------------   ------------   ------------   ------------
COMBINED STATEMENT OF OPERATIONS DATA(1)(2):
  Service revenue...................................     $    --        $    --        $    --        $    467
  Research and development revenue -- related
     party..........................................          --             --             --             315
                                                         -------        -------        -------        --------
          Total revenue.............................          --             --             --             782

  Research and development expenses(2)..............          29            377            818           5,341
  Amortization of intangibles.......................          --             --             --           5,127
  Charge for in-process technology(3)...............          --             --             --           7,000
  Interest expense(4)...............................          --             --             --           1,663
  Tax benefit.......................................          --             --             --           1,092
  Net loss..........................................     $   (37)       $  (464)       $(1,003)       $(19,578)
  Pro forma per GMO common share -- basic and
     diluted(2):
     Pro forma net loss.............................     $ (0.01)       $ (0.12)       $ (0.26)       $  (4.98)
                                                         =======        =======        =======        ========
     Pro forma shares outstanding...................       3,929          3,929          3,929           3,929
                                                         =======        =======        =======        ========



                                                                  DECEMBER 31, 1997
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(5)
                                                              -------    --------------
COMBINED BALANCE SHEET DATA(1)(2):
  Cash and investments......................................  $21,229       $48,629
  Working capital...........................................   11,411        38,811
  Total assets..............................................   53,801        81,201
  Long-term debt and convertible debentures(4)..............   24,199        24,199
  Division equity(4)........................................   13,466        40,866


---------------

(1) GMO is a division of Genzyme. Operations commenced December 1, 1994 as part of Genzyme's General Division ("Genzyme General").



(2) The combined financial statements of GMO include the balance sheet results, results of operations and cash flows for Genzyme's oncology operations, which were part of Genzyme General during the period from December 1, 1994 (Date of Inception) to June 18, 1997. The combined financial statements of GMO from June 18, 1997 (Date of Acquisition) also include the results of PharmaGenics. GMO's combined financial statements are prepared using the amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon Genzyme's management and accounting policies. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions." Pro forma net loss per share data are presented for GMO Stock for all periods presented as there were no shares of GMO Stock outstanding prior to June 18, 1997. Historical loss per share information is omitted from the statements of operations as GMO Stock was not part of the capital structure of Genzyme for periods presented prior to June 18, 1997.



(3) As part of the PharmaGenics acquisition, GMO recorded a $7.0 million charge to operations for in-process technology that has no alternative future use.



(4) In August 1997, GMO raised $20.0 million though the private placement of 6% convertible debentures (the "GMO Debentures") due August 29, 2002. GMO recorded $16.5 million of the proceeds attributed to the value of the debt and $3.5 million attributed to the value of the debt conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense over the term of the initial 15 month conversion period. See Note F., "GMO Private Placement" to GMO's Combined Financial Statements included herein.



(5) As adjusted to reflect the sale of the 3,000,000 shares of GMO Stock offered hereby at an assumed price of $10.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses).

                                  RISK FACTORS

     An investment in GMO Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the shares of GMO Stock offered hereby.


     Statements made in this Prospectus (including the documents incorporated by reference herein) relating to revenue expectations, plans for clinical trials and product development, sales and marketing and the timing of regulatory approvals, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Actual results could differ materially from those anticipated in the forward-looking statements as a result of certain risks described below or elsewhere in this Prospectus (including Genzyme's Annual Report on Form 10-K for 1997 and other documents incorporated herein by reference).


RISKS RELATED TO GENZYME TRACKING STOCK


     Prior to June 18, 1997, Genzyme had outstanding two classes of common stock, Genzyme General Division Common Stock ("GGD Stock") and Genzyme Tissue Repair Division Common Stock ("GTR Stock"). Effective June 18, 1997, the GGD Stock and GTR Stock were redesignated as separate series of a single class of common stock and a new series of the same class of common stock, GMO Stock, was issued. As a result, Genzyme currently has three series of common stock outstanding: GGD Stock, GTR Stock and GMO Stock, which are intended to reflect the value and track the performance of Genzyme's three divisions: Genzyme General, Genzyme Tissue Repair ("GTR") and GMO. Prospective investors in GMO Stock should carefully consider the following risks relating to an investment in Genzyme "tracking stock."



     STOCKHOLDERS OF ONE COMPANY; FINANCIAL IMPACTS ON ONE DIVISION COULD AFFECT THE OTHERS. Notwithstanding the allocation of Genzyme's products and programs between divisions for purposes of financial statement presentation and allocation of equity interests, Genzyme continues to hold title to all of the assets and is responsible for all of the liabilities allocated to each of its divisions. Holders of each series of Genzyme common stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the series of stock they hold. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of the other divisions. Prospective investors in GMO Stock should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of GMO.



     In the fourth quarter of 1997, Genzyme General recorded $29.2 million of charges mainly associated with its pharmaceuticals and surgical products businesses and the sale of Genetic Design, Inc., which was sold in 1996. The pharmaceuticals business will now focus on products that are more consistent with Genzyme General's long-term business strategy of moving towards higher-value products and away from fine chemicals and bulk pharmaceuticals. This change in strategy resulted in a $18.1 million charge to the cost of products sold primarily related to the melatonin, bulk pharmaceuticals and fine chemical product lines that are being discontinued. In addition, Genzyme General recorded charges of $5.5 million to cost of products sold and $3.5 million to selling, general and administrative ("SG&A") expense primarily related to the manufacture and sale of the Sepracoat(TM) product line, which was also discontinued after an advisory panel of the U.S. Food and Drug Administration (the "FDA") recommended against granting marketing approval of this product in 1997. Genzyme General also recorded a $2.0 million charge to other expense related to the uncertainty of collection of certain notes receivable. Genzyme may be required to take additional charges in relation to strategic changes within the businesses of each division as they develop and there can be no assurance that such charges will not adversely affect the financial condition or results of operations of divisions other than the division to which such charges are allocated.


     NO RIGHTS OR ADDITIONAL DUTIES WITH RESPECT TO THE DIVISIONS; POTENTIAL CONFLICTS. Holders of each series of Genzyme common stock have only the rights of stockholders of Genzyme, and, except in limited circumstances, do not have any rights specifically related to the division to which such series of common stock relates.

     The existence of separate series of common stock may give rise to occasions when the interests of holders of each series of Genzyme common stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of three series of common stock with divergent interests, Genzyme believes, based on the advice of counsel, that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme has been advised that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation, taking into account the interests of the holders of each series of common stock and the alternatives reasonably available, should represent an appropriate defense to any challenge by or on behalf of the holders of any series of common stock that such action could have a disparate effect on different series of common stock. However, a Massachusetts court hearing a case involving such a challenge may decide to apply principles of Massachusetts law other than those described above, or may develop new principles of Massachusetts law to decide such a case.

     Disproportionate ownership interests of members of the Genzyme Board of Directors (the "Genzyme Board") in any series of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each series of common stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such series were disproportionate or had disparate values. The Genzyme Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Genzyme Board on such matters.

     NO ADDITIONAL SEPARATE VOTING RIGHTS. Holders of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Amended and Restated Articles of Organization (the "Genzyme Charter") and in the management and accounting policies adopted by the Genzyme Board, holders of each series of common stock have no rights to vote on matters separately. Accordingly, except in limited circumstances, holders of shares of one series of common stock could not bring a proposal to a vote of the holders of that series of common stock only, but would be required to bring any proposal to a vote of all common stockholders.


     On all matters as to which common stockholders generally are entitled to vote, each share of GGD Stock has one vote, each share of GTR Stock has, through December 31, 1998, .33 vote and each share of GMO Stock has, through December 31, 1998, .25 vote. On January 1, 1999 and on January 1 every two years thereafter, the number of votes to which each share of GTR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value (as defined herein) of one share of GTR Stock to the Fair Market Value of one share of GGD Stock as of such date. The number of votes to which each share of GMO Stock is entitled will also be adjusted on such dates to equal the ratio of the Fair Market Value of one share of GMO Stock to the Fair Market Value of one share of GGD Stock. "Fair Market Value" as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are traded) for the 20 consecutive trading days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Genzyme Board.


     Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of each series of Genzyme common stock. If, when a stockholder vote is taken on any matter as to which a separate vote by each series is not required and the holders of any series of common stock would have more than the number of votes required to approve any such matter, the holders of that series would control the outcome of the vote on such matter. Holders of GGD

Stock, GMO Stock and GTR Stock currently have approximately 91.1%, 1.2% and 7.7%, respectively, of the total voting power of Genzyme. Following completion of this offering and assuming that the Underwriters' over-allotment option is not exercised, holders of GGD Stock, GMO Stock and GTR Stock will have approximately 90.4%, 2.0% and 7.6%, respectively, of the total voting power of Genzyme. As a result, on matters which are submitted to a vote of the common stockholders, the preferences of the holders of GGD Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of each series of Genzyme common stock materially changes. See "Description of Genzyme Capital Stock -- Voting Rights."


     EXCHANGE OF GMO STOCK AND GTR STOCK. The Genzyme Board can, in its sole discretion, determine to exchange shares of GMO Stock and GTR Stock for cash or shares of GGD Stock (or any combination thereof) at a 30% premium over Fair Market Value of the GMO Stock or GTR Stock at any time. In addition, following a disposition of all or substantially all of the assets of GMO or GTR, the shares of GMO Stock or GTR Stock, as the case may be, are subject to mandatory exchange by Genzyme for cash and/or shares of GGD Stock at a 30% premium over Fair Market Value of such series of common stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of GMO Stock and GTR Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GMO or GTR. Any such optional or mandatory exchange could be made at a time when the GMO Stock or GTR Stock may be considered to be undervalued or overvalued and would preclude the holders of such stock from retaining their investment in a security that is intended to reflect separately the performance of GMO or GTR. In addition, any exchange of shares for GGD Stock could be made at a time when the GGD Stock may be considered to be undervalued and, if such exchange is perceived as dilutive, the market price of GGD Stock may be adversely affected.



     The right of the Genzyme Board to exchange shares of GMO Stock or GTR Stock at a 30% premium over the Fair Market Value of such shares does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by the holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. See "Description of Genzyme Capital Stock -- Exchange of GMO Stock and GTR Stock" and "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Open Market Purchases of Shares of Common Stock."



     NO ADJUSTMENT TO LIQUIDATING DISTRIBUTIONS. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of each series of Genzyme common stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series. Currently, each share of GGD Stock has 100 liquidation units, each share of GMO Stock has 25 liquidation units and each share of GTR Stock has 58 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of each of the divisions of Genzyme, the per share liquidating distribution to a holder of GGD Stock, GMO Stock or GTR Stock is not likely to correspond to the value of the assets of Genzyme General, GMO or GTR, respectively, at the time of a dissolution, liquidation or winding up of Genzyme. See "Description of Genzyme Capital Stock -- Liquidation Rights."



     MANAGEMENT AND ACCOUNTING POLICIES SUBJECT TO CHANGE. The Genzyme Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of the divisions of Genzyme, the allocation of corporate expenses, assets and liabilities, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Genzyme Board without the approval of Genzyme's stockholders, subject to the Genzyme Board's fiduciary duty to all holders of Genzyme's capital stock. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."



     USE OF TAX BENEFITS BY OTHER GENZYME DIVISIONS. Genzyme's management and accounting policies provide that, to the extent any division of Genzyme is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis for financial reporting purposes. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements are prepared for each division and any losses that cannot be utilized by a division are allocated among the profitable divisions rather than carried forward to reduce the future tax liability of the division generating such losses. This could result in a division (such as GMO and GTR currently) being charged a greater portion of the total corporate tax liability and reporting lower earnings after taxes in the future than would have been the case if such division had retained its losses or other benefits in the form of a net operating loss carryforward. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -- Tax Allocations."


RISKS RELATED TO GMO

     Prospective investors should carefully consider the following risks associated with an investment in GMO Stock.


     EARLY STAGE OF PRODUCT DEVELOPMENT. GMO's products and services, other than SAGE services, are at an early stage of development and will require, at substantial expense, additional research, development, preclinical and clinical testing and regulatory approval prior to commercialization. Revenues to date from SAGE services have been nominal. GMO does not expect to generate significant revenue from any additional commercial products or services for several years.



     GMO's gene therapy products for melanoma are its only therapeutic products that are currently in clinical trials. Although preliminary results from these trials are encouraging, such results are not necessarily indicative of results that will be obtained in subsequent or more extensive clinical testing. There can be no assurance that GMO will not encounter problems in clinical trials that will cause it to delay or suspend clinical trials or that such clinical testing, if completed, will ultimately show any of GMO's products to be safe and efficacious. In addition, gene therapy is a theoretically promising therapeutic approach that has many technical obstacles to be overcome. No gene therapy products have been approved to date for sale in the U.S. or internationally. See "Business -- Strategy."



     GMO OPERATING LOSSES; LACK OF REVENUES. GMO's revenues from SAGE services have been nominal to date and all of its other revenues have resulted from payments by strategic partners. GMO does not expect that its revenues will be sufficient to support its operations and ongoing product and service development programs. In addition, because all of GMO's potential therapeutic products will require significant additional research, development and preclinical and clinical testing prior to commercialization, it may be several years, if ever, before GMO recognizes revenue from sales or royalties on these products and services. Accordingly, GMO is expected to experience significant operating losses for at least the next several years and there can be no assurance that GMO will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis.



     NON-COMPETE POLICY. The Genzyme Board has adopted a policy providing that Genzyme will not develop products and services outside of GTR or GMO that compete with products and services being developed or sold by GTR or GMO, other than through joint ventures in which GTR or GMO participate (the "Non-Compete Policy"). The scope of the Non-Compete Policy does not extend to the entire fields of tissue repair and oncology. Accordingly, Genzyme is currently developing oncology products outside of GMO that do not compete with products and services being developed or sold by GMO and, in the future, may develop additional oncology and tissue repair products and services outside of GMO and GTR, provided that such products and services do not compete with then-existing GMO or GTR products and services. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."



     NEED FOR ADDITIONAL FUNDS. Genzyme anticipates that the net proceeds from this offering, together with existing cash balances, revenues generated from SAGE agreements, license agreements and committed research funding from collaborators, will be sufficient to fund GMO's operations through the end of 1999. Substantial additional funds will be required to complete development and commercialization of GMO's products and services (other than SAGE services). GMO's cash requirements may vary materially from those now planned as a result of numerous factors, including the progress of GMO's research and development programs, the achievement of milestones under strategic alliance arrangements, the ability of GMO to establish and maintain additional strategic alliances and licensing arrangements, the progress of development efforts of GMO's strategic partners, competing technological and market developments, the costs involved in enforcing patent claims and other intellectual property rights and the cost and timing of regulatory approvals. Insufficient funds may require GMO to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that GMO would otherwise undertake itself. Such actions may adversely affect the value of the GMO Stock.



     UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY
TECHNOLOGY. GMO's success depends, to a large extent, on Genzyme's ability to maintain a competitive technological position in its product areas. Proprietary rights relating to GMO's products and services are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that these allowed and issued patents, or additional patents allowed and issued to Genzyme, if any, will effectively protect the proprietary technology of Genzyme. Patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect GMO.



     No consistent policy has emerged from the U.S. Patent and Trademark Office (the "PTO") regarding the breadth of claims allowed in biotechnology patents and, therefore, the degree of future protection for Genzyme's proprietary rights is uncertain. The allowance of broader claims may increase the incidence and cost of patent interference proceedings in the U.S. and the risk of infringement litigation in the U.S. and abroad. Conversely, the allowance of narrower claims, while reducing the risk of infringement, may limit the value of Genzyme's proprietary rights under its patents, licenses and pending patent applications. There have been proposals before the PTO for review of the appropriateness and scope of patent protection for genes and gene fragments. There can be no assurance that these or other proposals will not result in changes in, or interpretations of, the patent laws that will adversely affect Genzyme's patent position.



     Genzyme attempts to monitor the patent filings of its competitors in an effort to guide the design and development of its products to avoid infringement. Notwithstanding these efforts, third party patent rights or currently pending patent applications filed by third parties, if issued, may cover certain of GMO's therapeutic products as ultimately developed. As a result, Genzyme may be required to obtain licenses under such patents in order to test, use or market products that contain proprietary genetic sequences or incorporate proprietary proteins. For example, Genzyme may need to acquire patent rights from third parties that cover particular diagnostic and/or therapeutic gene sequences or that cover aspects of adjuvant therapies such as compositions of matter or methods of use related to the administration of cytokines as immunostimulants in combination with a cancer therapy. In gene therapy, Genzyme may need to license a number of patents covering different elements of the technique, such as those relating to a particular viral or non-viral vector or methods for its delivery.



     In particular, several patents have recently issued that may affect GMO's business. The first is a U.S. patent issued to an academic institution that purports to cover the use of any recombinant viral vector in gene therapy, including adenoviral vectors. Based on public statements by the academic institution, GMO understands that the institution intends to make non-exclusive licenses under this patent widely available. In addition, the U.S. and European patent offices have recently issued patents to a third party relating to the use of cationic liposomes to deliver a gene to a target organ. The method claimed under these patents involves the selection of a site of administration proximal to the target organ. Since GMO seeks to optimize the systemic delivery advantages of cationic lipid delivery of genes at sites distant from the site of administration, it is not clear whether this technology will be necessary in GMO's gene therapy products. Further, a third party has invited Genzyme to enter negotiations to license an issued European patent and claims in a U.S. patent application that relate to the collection and analysis of gene expression data from chemically exposed mammalian, plant and yeast cells. GMO is in the process of evaluating the scope and validity of each of these patents to determine whether obtaining licenses to these patents is necessary. See "Business -- Genomics" and "Business -- Gene Therapy -- Gene Immunotherapy."

     Among the genes licensed from The Johns Hopkins University School of Medicine ("JHU") is p53, which is the subject of a pending patent application. GMO is aware of third party patent applications and issued patents directed to p53 gene therapy, as well as to general methods for delivering genes therapeutically, including for the treatment of cancer (the "Additional Gene Therapy Patents"). In the U.S., GMO believes that the PTO will declare a patent interference between certain of the Additional Gene Therapy Patents and the p53 patent application licensed to it from JHU. There can be no assurance, however, that the PTO will institute the interference or that JHU would prevail in such a proceeding. Claims to p53 gene therapy have been granted to a third party in Europe as well. GMO is participating in an opposition to these claims. Notwithstanding the issuance of the third party patent, the European patent office has indicated to JHU that its claims to p53 gene therapy are patentable. Revisions to the claims are being made to place the European patent application in form for grant. There can be no assurance that JHU will ultimately obtain the patent rights to p53 gene therapy in either the U.S. or Europe.



     Under GMO's collaboration with the NCI, GMO has a right of first negotiation to exclusively license the rights to inventions made by the NCI relating to the use of adenoviral vectors for the tumor antigens MART-1 and gp100. In addition, GMO may negotiate for pre-existing rights to MART-1 and gp100 held by the NCI. GMO also has a right of first negotiation to exclusively license the rights held by the Dana Farber Cancer Institute regarding certain dendritic cell fusion technology. With respect to the MART-1 gene, GMO is aware of a U.S. patent issued to a third party which appears to cover the MART-1 gene. GMO is continuing to evaluate this patent and is in discussions with the patent holder regarding a license to the MART-1 gene. With respect to the gp100 gene, GMO is aware of two published PCT applications by two different third party applicants which appear to cover the gp100 gene. There can be no assurance, therefore, that the NCI will ultimately obtain the patent rights to gp100. GMO may need to obtain licenses from both the NCI and others, therefore, in order to commercialize immunotherapy products based on MART-1 and gp100. See "Business -- Gene Therapy -- Product Candidates -- MART-1 and gp100 Melanoma Tumor Vaccines."



     If GMO determines that obtaining licenses to any patents, including those discussed above, is necessary, there can be no assurance that such licenses would be available on commercially reasonable terms, if at all.



     GMO and Hoffmann La-Roche, Inc. ("Roche") have licensed a number of patents and pending patent applications from JHU covering various cancer-related genes. While the licenses from JHU are exclusive as to all rights that JHU possesses, some of the genes licensed from JHU (namely, MCC, APC and an HNPCC gene known as MSH2, each as defined herein) are covered by patent applications that are co-owned with entities from which GMO has not obtained a license. Because many foreign jurisdictions do not accept license grants as valid unless all owners of the licensed technology consent to the grant, such jurisdictions may not recognize the validity of JHU's license to GMO. No assurance can be given that such consents will be obtained. Unless and until such consents are obtained, GMO's rights to practice the pertinent inventions in foreign countries remain unclear and could adversely affect GMO's activities in those countries. See "Business -- Selected Collaborative Arrangements."



     Genzyme has been assigned the patent rights to the SPHERE screening technology from the inventor. A third party has notified Genzyme, however, that it believes that the inventor did not have the authority to assign the SPHERE technology to Genzyme. Genzyme is currently investigating this matter. See "Business -- Gene Therapy."



     There can be no assurance that the patents issued or licensed to Genzyme will remain free of challenge by third parties. If GMO becomes involved in litigation to defend itself in patent suits brought by third parties or if it initiates such suits, it could consume a substantial portion of GMO's resources. Any legal action against GMO or its strategic partners claiming damages or seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting GMO to potential liability for damages, require GMO or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and services. There can be no assurance that GMO or its strategic partners would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all.

     GMO also relies upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position. There can be no assurance that others will not independently develop such know-how or otherwise obtain access to GMO's technology. While GMO's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be fulfilled. Certain of GMO's consultants have developed portions of GMO's proprietary technology at their respective universities or in governmental laboratories. There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants.



     GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVALS. The production and sale of health care products and provision of health care services, including many of the products and services to be developed by GMO, are highly regulated. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. Additional regulatory regimes, in the U.S. and internationally, affect GMO's work in gene therapy and the provision of cancer diagnostic services. There can be no assurance that any of the required regulatory approvals will be granted on a timely basis, if at all. See "Business -- Government Regulation."



     INTENSE COMPETITION. Competition in the field of cancer therapeutics and diagnostics is intense. Competitors in the U.S. and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than GMO. These companies may succeed in developing products and services that are more effective than any that have been or may be developed by GMO and may also be more successful than GMO in producing and marketing these products and services. In addition, other companies provide genomics services that are competitive with SAGE. See "Business -- Competition."



     RELIANCE ON COLLABORATORS. GMO's strategy to develop and commercialize certain of its products and services entails entering into various arrangements with both academic collaborators and corporate partners and licensees. GMO is dependent on the subsequent success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require GMO to transfer certain material rights to such corporate partners and licensees. While GMO believes its collaborators and licensees will have an economic motivation to succeed in performing their contractual responsibilities, in some cases the amount and timing of resources to be devoted to their collaboration with GMO, and the ability to terminate the collaboration, will be controlled by the collaborators. Consequently, there can be no assurance that any revenues or profits will be derived from such arrangements, that any of GMO's current strategic alliances will be continued or not terminated early or that GMO will be able to enter into future collaborations. See "Business -- Selected Collaborative Arrangements."



     RAPID TECHNOLOGICAL CHANGE. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although GMO will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render GMO's products or services obsolete. In particular, rapid change in the field of genomics may result in the premature obsolescence of current genomics tools, including the SAGE technology. If the SAGE technology were to become obsolete before GMO develops any additional products or services, its business may be adversely affected. See "Business -- Genomics -- SAGE Differential Gene Expression Technology."



     RELIANCE ON THIRD PARTY REIMBURSEMENT; EFFECTS OF HEALTH CARE COST CONTAINMENT INITIATIVES. GMO's future product and service revenues will likely be attributable directly or indirectly to payments received from third party payers, including government health administration authorities and private health insurers. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payers are increasingly challenging the prices charged for health care products and services. Third party payers are also increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. There can be no assurance that any third party insurance coverage will be available for any products or services developed by GMO. If adequate coverage and reimbursement are not provided by government and other third party payers for GMO's products and services, the market acceptance of these products may be reduced and, accordingly, GMO's results of operations may be adversely affected.



     In addition, Congress has from time to time discussed the possible implementation of broad based health care cost containment measures. While these discussions have not led to the enactment of any specific health care cost containment legislation, it is possible that health care measures will again be proposed in Congress. The effects on GMO of any such measures that are ultimately adopted cannot be predicted at this time.



     RISKS RELATED TO GMO DEBENTURES. Genzyme has reserved 3,475,915 shares of GMO Stock for issuance upon conversion of amounts payable under the GMO Debentures. The actual number of shares issued upon conversion of the GMO Debentures may be less than the number reserved. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of the Registration Statement for this offering (the "Registration Statement") at a discount to the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). This discount began at 7% on February 26, 1998 and increases by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share. Conversion of amounts payable pursuant to the GMO Debentures at a price that is less than the price to the public in this offering will result in dilution to investors in this offering.



     In addition, beginning on the 181st day following the effective date of the Registration Statement for this offering, the holders of the GMO Debentures have the option (the "Put Option") to require GMO to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). If the Put Option is not exercised within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences. The Put Option is exercisable only with respect to the first three Put Option Review Periods that occur while the GMO Debentures are outstanding. To the extent GMO is required to repay the GMO Debentures upon any exercise of the Put Option, its cash will be depleted and GMO may need to scale back or eliminate certain programs or obtain additional financing. There can be no assurance that such financing will be available on favorable terms, if at all. See "Management's Discussion and Analysis of GMO's Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE FROM SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of GMO Stock in the public market after this offering could adversely affect the market price of the GMO Stock. All of the 3,000,000 shares of GMO Stock offered hereby will be eligible for resale in the public market immediately following the effective date of the Registration Statement. Three other substantial blocks of GMO Stock will become eligible for public resale following completion of this offering:



     First, up to 3,475,915 shares of GMO Stock are issuable upon conversion of amounts payable pursuant to the GMO Debentures and such amounts will become convertible on the 91st day after the effective date of the Registration Statement. All of these shares will be immediately eligible for public resale upon conversion. See "Risk Factors -- Risks Relating to GMO -- Risks Related to GMO Debentures".



     Second, all of the 3,928,572 shares of GMO Stock outstanding prior to this offering were issued to the former stockholders of PharmaGenics upon its acquisition by Genzyme in June 1997. Of these shares, 2,323,311 shares will become eligible for sale in the public market 180 days after the effective date of the Registration Statement and 1,605,261 shares will become eligible for sale in the public market beginning 270 days after the effective date of the Registration Statement; provided that Genzyme does not, prior to such dates, distribute to the holders of GGD Stock or otherwise issue the GMO Designated Shares to the public. If Genzyme makes such a distribution or sale of GMO Designated Shares prior to the date on which the shares allocated to the former PharmaGenics stockholders become eligible for sale in the public market, such shares will immediately become eligible for public resale. Genzyme has agreed, however, that it will not, without the consent of two of the representatives of the Underwriters (the "Representatives"), distribute or sell GMO Designated Shares to the public until 360 days following the closing date of this offering. See "Underwriting."



     Third, upon completion of this offering, 6,262,066 GMO Designated Shares will be available for issuance as a stock dividend to the holders of GGD Stock or otherwise for the benefit of Genzyme General. Genzyme's management and accounting policies would require the distribution of these shares 360 days following the completion of this offering to holders of GGD Stock if such shares are not distributed prior to such date or reserved for sale within six months thereafter.



     Genzyme is unable to predict the effect that the sales or distributions described in the preceding paragraphs may have on the then prevailing market price of GMO Stock. See "Shares Eligible for Future Sale."



     In addition, GMO from time to time seeks to establish joint ventures, collaborations, license arrangements and other strategic alliances. In connection with such activities, GMO may issue shares of GMO Stock, or options to purchase, warrants to subscribe for, securities or obligations convertible into, or contracts or commitments to issue, shares of GMO Stock. The issuance of such securities could adversely affect the market price of the GMO Stock or could result in substantial dilution to the existing holders of GMO Stock.


     PRODUCT LIABILITY AND LIMITATIONS OF INSURANCE. GMO may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While GMO has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that GMO will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance and there can be no assurance that such insurance will provide sufficient coverage against any or all potential product liability claims. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.


     NO PRIOR PUBLIC MARKET FOR GMO STOCK. Prior to this offering, there has been no public market for GMO Stock, and there can be no assurance that a regular trading market will develop and continue after this offering or that the market price of GMO Stock will not decline below the initial public offering price. The initial public offering price for GMO Stock offered hereby will be determined through negotiations between Genzyme and the Representatives and may not be indicative of the market price of GMO Stock following this offering. See "Underwriting."



     POSSIBLE VOLATILITY OF SHARE PRICE; ABSENCE OF DIVIDENDS. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by GMO or its competitors, government regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of GMO Stock. No cash dividends have been paid to date on any series of Genzyme common stock and Genzyme does not anticipate paying cash dividends on the GMO Stock in the foreseeable future. See "Price Range of Genzyme Common Stock and Dividend Policy."



     POSSIBLE ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS. Certain provisions of Massachusetts law, Genzyme's capital structure, the Genzyme Charter, Genzyme's bylaws and the terms of Genzyme's stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of Genzyme or a change in its management and thus deprive stockholders of an opportunity to realize a premium for their shares. Tracking stock may also deprive Genzyme stockholders the opportunity to realize such a premium because, in order to obtain control of a particular division, an acquiror would be required to obtain control of Genzyme. In addition, Genzyme's authorized capital stock includes shares of undesignated common and preferred stock that may be issued from time to time by the Genzyme Board in one or more series. The issuance of additional series of common or preferred stock could have the effect of discouraging attempts to acquire control of Genzyme. See "Description of Genzyme Capital Stock -- 'Anti-Takeover' Provisions."

RISKS RELATED TO OTHER GENZYME DIVISIONS

     Holders of GMO Stock are stockholders of Genzyme, which owns all of the assets and is responsible for all of the liabilities of GMO. Liabilities or contingencies of the other divisions of Genzyme that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of GMO. Accordingly, the following risks associated with Genzyme's other divisions should be considered carefully in contemplating an investment in GMO Stock.


     DEPENDENCE ON CEREZYME(R) ENZYME AND CEREDASE(R) ENZYME SALES. Genzyme General's results of operations are highly dependent upon the sales of Cerezyme(R) enzyme and Ceredase(R) enzyme. Sales of Ceredase(R) enzyme and Cerezyme(R) enzyme in 1997 were $332.7 million, representing 63% of Genzyme's consolidated product sales in 1997. Genzyme produces Ceredase(R) enzyme from an extract of human placental tissue supplied by a French company that is the only significant commercial source of this material. The current supply available is not sufficient to produce enough Ceredase(R) enzyme to supply all present patients.



     To address supply constraints, Genzyme developed Cerezyme(R) enzyme. Patients receiving Ceredase(R) enzyme are being converted to Cerezyme(R) enzyme; however, Genzyme General will continue to manufacture Ceredase(R) enzyme until the process of patient conversion is completed. Any disruption in the supply or manufacturing process of Cerezyme(R) enzyme may have a material adverse effect on revenue. In addition, Genzyme General may be required to record a charge to earnings for the equipment used for and inventory of Ceredase(R) enzyme remaining upon completion of the patient conversion process, and, if the conversions proceed more rapidly than anticipated, the remaining inventory of Ceredase(R) enzyme and the corresponding charge to earnings may be material.



     FUTURE CAPITAL NEEDS. Although Genzyme had approximately $246.3 million in cash, cash equivalents and short and long-term investments (excluding investments in equity securities) at December 31, 1997, it has committed to utilize a portion of such funds for certain purposes, such as (i) completing the market introduction in the U.S. and Europe of its line of biomaterial products based on hyaluronic acid to limit the formation of postoperative adhesions, (ii) completing the market introduction of GTR's Carticel(TM) autologous cultured chondrocytes and developing, producing and marketing other products through GTR and (iii) making certain payments to third parties in connection with strategic collaborations. In addition to these commitments, Genzyme historically has pursued strategic acquisitions and collaborations with complementary businesses as opportunities became available and expects to seek additional acquisitions and collaborations in the future. Genzyme may require additional capital to finance any such activities. There can be no assurance, however, that such capital will be available on favorable terms, if at all.



     In addition, as of March 31, 1998, approximately $113.0 million was outstanding under Genzyme's $225.0 million revolving credit facility with a syndicate of commercial banks (the "Revolving Credit Facility"), $95.0 million of which was allocated to Genzyme General and $18.0 million of which was allocated to GTR. Amounts borrowed under the Revolving Credit Facility are payable on November 15, 1999. Genzyme's cash resources will be diminished upon repayment of amounts borrowed, plus accrued interest, under the Revolving Credit Facility. In addition, Genzyme privately placed a three-year, $13.0 million convertible note (the "GTR Note") in February 1997 to fund GTR's operations and in August 1997 Genzyme privately placed the GMO Debentures. Pursuant to the terms of both the GMO Debentures and the GTR Note, the holders could, in some circumstances, receive cash from Genzyme. To the extent Genzyme uses cash to pay the principal and accrued interest on the GMO Debentures or GTR Note, its cash reserves will also be diminished. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available on favorable terms, if at all.



     RISKS INHERENT IN INTERNATIONAL OPERATIONS. Foreign operations of Genzyme accounted for 36% of consolidated net sales in 1997 as compared to 35% in each of 1996 and 1995. In addition, Genzyme has direct investments in a number of subsidiaries in foreign countries (primarily in Europe and Japan). Financial results of Genzyme could be adversely affected by fluctuations in foreign exchange rates. Fluctuations in the value of foreign currencies affect the dollar value of Genzyme's net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. For the year ended December 31, 1997, the impact of such transactions on operating results was not significant; however, Genzyme reported a cumulative foreign currency translation amount of $12.4 million in stockholders' equity as a result of foreign currency adjustments, and there can be no assurance that Genzyme will not incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. The largest foreign currency exposure results from activity in Dutch guilders, British pounds, French francs, German marks and Japanese yen.



     Genzyme has not hedged net foreign investments in the past, although it may engage in hedging transactions in the future to manage and reduce its foreign exchange risk, subject to certain restrictions imposed by the Genzyme Board. There can be no assurance that Genzyme's attempts to manage its foreign currency exchange risk will be successful.

                                USE OF PROCEEDS


     The net proceeds from the sale of the GMO Stock offered hereby are estimated to be $27.4 million ($31.6 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $10.00 per share and after deducting underwriting discounts and estimated commissions and offering expenses. GMO's management anticipates that approximately $21.0 million of the net proceeds of this offering will be used to fund GMO's research and preclinical and clinical development programs through the end of 1999, including required payments to collaborators of approximately $5.0 million, with the balance of such proceeds to be used for general corporate purposes. GMO may also use a portion of such net proceeds to acquire or invest in businesses, joint ventures, products or technologies that are complementary to those of GMO. GMO is in discussions from time to time with one or more third parties regarding such activities. Pending such uses, the net proceeds will be invested in short-term interest bearing investments or deposit accounts.



     GMO currently believes that the net proceeds of this offering, together with existing cash balances, revenues generated from SAGE agreements and committed research funding from collaborators will enable GMO to maintain its current and planned operations through the end of 1999. Substantial additional funds will be required to complete development and commercialization of GMO's products and services (other than SAGE services). See "Risk Factors -- Risks Related to GMO -- Need for Additional Funds" and "Management's Discussion and Analysis of GMO's Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth the capitalization of GMO as of December 31, 1997 on an actual basis and such capitalization as adjusted to reflect the sale of the 3,000,000 shares of GMO Stock offered hereby at an assumed public offering price of $10.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses).



                                                                 DECEMBER 31, 1997
                                                                -------------------
                                                                              AS
                                                                ACTUAL     ADJUSTED
                                                                -------    --------
                                                                  (IN THOUSANDS)
Long-term debt..............................................    $24,199    $24,199
Division equity ............................................     13,466     40,866
                                                                -------    -------
          Total capitalization..............................    $37,665    $65,065
                                                                =======    =======



            PRICE RANGE OF GENZYME COMMON STOCK AND DIVIDEND POLICY



     There is currently no public market for the GMO Stock. Application has been made to approve the GMO Stock for quotation on the Nasdaq National Market under the symbol GZMO.



     On April 27, 1998, the closing sale prices of GGD Stock and GTR Stock as reported by the Nasdaq National Market were $29 1/16 and $7 1/2, respectively. As of March 31, 1998, there were approximately 2,642 holders of record of GGD Stock, 4,124 holders of record of GTR Stock and 166 holders of record of GMO Stock.



     Genzyme has never paid a cash dividend on shares of its capital stock; it has retained all earnings for use in its business. Genzyme expects to continue to follow the policy of retaining funds for reinvestment in its business.

                          GMO SELECTED FINANCIAL DATA

                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



     The following table presents selected historical income and balance sheet data of GMO. The balance sheet data presented below as of December 31, 1994, 1995, 1996 and 1997 and the statement of operations data presented below for the period from December 1, 1994 (Date of Inception) to December 31, 1994, for the years ended December 31, 1995, 1996 and 1997 are derived from GMO's financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data presented below are qualified in their entirety by reference to the combined financial statements included on pages F-1 to F-19 of this Prospectus. The data should also be read in conjunction with Management's Discussion and Analysis of GMO's Financial Condition and Results of Operations included in this Prospectus.



                                                      FROM
                                                   DECEMBER 1,
                                                  1994 (DATE OF                   YEAR ENDED
                                                  INCEPTION) TO                  DECEMBER 31,
                                                  DECEMBER 31,    ------------------------------------------
                                                      1994            1995           1996           1997
                                                  -------------   ------------   ------------   ------------
COMBINED STATEMENT OF OPERATIONS DATA(1)(2):
Service revenue.................................     $   --         $    --        $    --        $    467
Research and development revenue -- related
  party.........................................         --              --             --             315
                                                     ------         -------        -------        --------
          Total revenue.........................         --              --             --             782
Operating costs and expenses:
  Cost of revenue...............................         --              --             --             337
  Selling, general and administrative
     expenses...................................          8              87            185           2,118
  Research and development expenses(2)..........         29             377            818           5,341
  Amortization of intangibles...................         --              --             --           5,127
  Charge for in-process technology(2)...........         --              --             --           7,000
                                                     ------         -------        -------        --------
     Total operating costs and expenses.........         37             464          1,003          19,923
                                                     ------         -------        -------        --------
Operating loss..................................        (37)           (464)        (1,003)        (19,141)
Other income (expense)
  Equity in net loss of joint venture(3)........         --              --             --            (258)
  Interest income...............................         --              --             --             392
  Interest expense..............................         --              --             --          (1,663)
                                                     ------         -------        -------        --------
          Total other income (expense)..........         --              --             --          (1,529)
                                                     ------         -------        -------        --------
Loss before income taxes........................        (37)           (464)        (1,003)        (20,670)
Tax benefit.....................................         --              --             --           1,092
                                                     ------         -------        -------        --------
Net loss attributable to GMO Stock..............     $  (37)        $  (464)       $(1,003)       $(19,578)
                                                     ======         =======        =======        ========

Pro forma per GMO common share -- basic and
  diluted(2):
  Pro forma net loss............................     $(0.01)        $ (0.12)       $ (0.26)       $  (4.98)
                                                     ======         =======        =======        ========
  Pro forma shares outstanding..................      3,929           3,929          3,929           3,929
                                                     ======         =======        =======        ========

                                                                         DECEMBER 31,
                                                  ----------------------------------------------------------
                                                      1994            1995           1996           1997
                                                  -------------   ------------   ------------   ------------
                                                                        (IN THOUSANDS)
COMBINED BALANCE SHEET DATA(1)(2):
Cash and investments(4).........................     $   --         $    --        $    --        $ 21,229
Working capital.................................         --              --             --          11,411
Total assets....................................         --              --             --          53,801
Long-term debt and convertible
  debentures(5)(6)..............................         --              --             --          24,199
Parent company investment(2)....................         37             501          1,504           2,875
Division equity(6)..............................         --              --             --          13,466



---------------


There were no cash dividends paid.



NOTES TO COMBINED SELECTED FINANCIAL DATA:



(1) GMO is a division of Genzyme. Operations commenced December 1, 1994 as part of Genzyme's General Division.



(2) The combined financial statements of GMO include the balance sheets, results of operations and cash flows for Genzyme's oncology operations, which were part of Genzyme General during the period from December 1, 1994 (Date of Inception) to June 18, 1997. The combined financial statements of GMO beginning June 18, 1997 (Date of Acquisition) include the results of PharmaGenics. As a result of the PharmaGenics acquisition, GMO recorded a $7.0 million charge to operations for in-process technology that has no alternative future use. GMO's financial statements are prepared using amounts included in Genzyme's consolidated statements. Corporate allocations reflected in these financial statements are determined based upon Genzyme's management and accounting policies governing the relationship of Genzyme's division. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions." Pro forma net loss per share data are presented for GMO Stock for all periods presented as there were no shares of GMO stock outstanding prior to June 18, 1997. Historical loss per share information is omitted from the statement of operations as GMO Stock was not part of the capital structure of Genzyme for periods presented prior to June 18, 1997.



(3) In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen and the Canadian Medical Discoveries Fund Inc. ("CMDF") to develop stress gene therapies for the treatment of cancer. For the year ended December 31, 1997, GMO recorded $258,000 of equity in net loss in joint venture.



(4) Cash and investments includes cash equivalents and short- and long-term investments.



(5) In June 1997, $5.0 million of borrowings under Genzyme's $225.0 million revolving credit facility were allocated to GMO to fund operations. At December 31, 1997 this $5.0 million is still outstanding.



(6) In August 1997, GMO raised $20.0 million though the private placement of the GMO Debentures due August 29, 2002. GMO recorded $16.5 million of the proceeds attributed to the value of the debt and $3.5 million attributed to the value of the debt conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense over the term of the initial 15 month conversion period. See Note F., "GMO Private Placement" to GMO's Combined Financial Statements included herein.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF GMO'S FINANCIAL

                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Genzyme formed GMO on June 18, 1997 by acquiring PharmaGenics and combining it with several of its ongoing programs in the field of oncology. The aggregate purchase price of the PharmaGenics acquisition was $27.5 million plus acquisition costs of $2.5 million, assumed liabilities of $5.4 million and the recording of a deferred tax liability of $7.6 million, resulting from the temporary difference between the book and tax basis of the completed technology. The portion of the purchase price allocated to the completed technology was $20.0 million, which will be amortized over three years. GMO recorded $15.7 million of goodwill, which represents the remaining portion of the purchase price, which will be amortized over the same period as completed technology. GMO allocated $7.0 million to in-process technology, which represents the value assigned to PharmaGenics' programs that are still in the development stage and for which there is no alternative use. The value assigned to these programs has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. GMO charged the amount allocated to in-process technology to operations in June 1997, the period in which the acquisition was completed.



PRELIMINARY RESULTS FOR THE QUARTER ENDED MARCH 31, 1998



     Preliminary results of operations for GMO for the quarter ended March 31, 1998 were as follows: total revenues were $2.8 million, consisting of $0.9 million from service contracts and $1.9 million in research and development revenues. Total expenses were $8.7 million, consisting of $1.2 million in cost of revenue, $1.2 million in selling, general and administrative ("SG&A") expense, $3.3 million in research and development expenses and $3.0 million in amortization of intangibles. Other income (expenses) was a net expense of $1.3 million, consisting of a $0.4 million equity in the net loss of the joint venture with StressGen ("StressGen/Genzyme LLC") and $1.2 million in interest expense, offset by $0.3 million in interest income. Pre-tax loss for the quarter was $7.2 million and the net loss after tax benefit of $0.7 million was $6.5 million. Total cash, cash equivalents and short-term investments at March 31, 1998 were $13.6 million.


RESULTS OF OPERATIONS


     From the Date of Inception, research and development functions with respect to development programs which have been attributed to GMO have been provided solely by Genzyme General. In accordance with Genzyme's management and accounting policies, expenses for research and development performed by Genzyme General for GMO are charged to GMO on a cost basis. Genzyme's corporate and general and administrative expenses or other indirect costs are allocated to GMO in a reasonable and consistent manner based on utilization by GMO of the services to which such costs relate. Management believes that such allocation is a reasonable estimate of such expenses.



 Year Ended December 31, 1997 as Compared to the Year Ended December 31, 1996



     Revenues



     GMO recorded $0.8 million total revenue in 1997 as compared to no revenue in 1996. GMO recorded service revenue of $0.5 million which consists of the sale of SAGE services. GMO also recorded research and development revenue of $0.3 million, which consists of work performed for StressGen/Genzyme LLC.



     Margins and Operating Expenses



     GMO's cost of revenues in 1997 was $0.3 million, and consisted of work performed on behalf of StressGen/Genzyme LLC.



     In 1997, GMO incurred $2.1 million of SG&A expenses, compared to $0.2 million in 1996. The increase is due to increased administrative support corresponding to the growth of GMO's business following the acquisition of PharmaGenics.

     Research and development costs in 1997 increased to $5.3 million from $0.8 million in 1996. The increase in research and development costs relate to increases in research personnel and related expenses pertaining to GMO's SAGE and gene therapy programs.



     Amortization expenses of $5.1 million in 1997 were attributable to the PharmaGenics acquisition which was effective on June 18, 1997. There were no similar amounts in 1996.



     GMO recorded a $7.0 million charge as part of the acquisition of PharmaGenics for the purchase of in-process technology that has no alternative future use.



     Other Income and Expenses



     Interest income and interest expense were $0.4 million and $1.7 million, respectively in 1997. There were no similar amounts in 1996. The interest income results from higher average cash balances due to the issuance of the GMO Debentures. The interest expense is interest and related amortization of the discount on the GMO Debentures.



     On July 31, 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen and CMDF to develop stress gene therapies for the treatment of cancer. GMO recorded an equity in net loss of the joint venture of $0.3 million in 1997.



     GMO recorded a tax benefit of $1.1 million during 1997. There was no similar amount in 1996. The tax benefit results from amortization of the deferred tax liability established upon the acquisition of PharmaGenics as described in the introduction to this section.



  Year Ended December 31, 1996 as Compared to Year Ended December 31, 1995



     No revenues were earned by GMO from the Date of Inception through December 31, 1996. Research and development expenses for the year ended December 31, 1996 increased to $0.8 million from $0.4 million or 117% in comparison to the corresponding period of 1995 due primarily to increased cancer research efforts. These efforts related to GMO's drug discovery programs, GMO's internal gene therapy programs and activities related to GMO's collaboration with the Imperial Cancer Research Technology Limited ("ICRT") to develop cancer gene therapies, which commenced in January 1996, and GMO's Collaborative Research and Development Agreement ("CRADA") with the NCI to develop treatments for metastatic melanoma.



     SG&A expenses increased $98,000 to $185,000 or 113% primarily due to increased administrative support corresponding to the growth in GMO's programs.



LIQUIDITY AND CAPITAL RESOURCES



     As of December 31, 1997, GMO had cash, cash equivalents and short-term investments of $20.2 million. In 1997, GMO used $4.0 million for operations and $7.2 million for investing activities. In the year ended December 31, 1997, investing activities used $6.1 million for the purchases of short-term marketable securities and long-term investments. Financing activities for the year ended December 31, 1997 provided $26.2 million of cash, of which $19.2 million was the net proceeds from the issuance of the GMO Debentures, $5.0 million was allocated to GMO from Genzyme General under the Revolving Credit Facility and $1.4 million was Genzyme General's investment in GMO. Of the $19.2 million in proceeds from the GMO Debentures, GMO recorded $16.5 million of proceeds attributed to the value of the debt, $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity), net of $0.9 million of underwriter's fees associated with the issuance of the debt. The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period.



     GMO has recorded $2.4 million of accrued expenses as of December 31, 1997, which consist primarily of costs related to the PharmaGenics merger. Deferred revenue of $1.6 million represents contract execution payments received from collaborators which are to be recognized as revenues in future periods.



     GMO is expected to experience significant operating losses for the next several years as its research and development and clinical trial programs expand. There can be no assurance that GMO will achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. In addition, Genzyme's management and accounting policies provide that to the extent GMO is unable to utilize its operating losses or other projected tax benefits to reduce its current or deferred income tax expense, such losses or benefits may be reallocated to another division on a quarterly basis for financial reporting purposes. Accordingly, although the actual payment of taxes is a corporate liability of Genzyme as a whole, separate financial statements will be prepared for each division and any losses that cannot be utilized by GMO will be allocated among the profitable divisions rather than carried forward to reduce the taxes allocable to GMO's earnings in the future. This could result in GMO being charged a greater portion of the total corporate tax liability and reporting lower earnings available to GMO stockholders in the future than would have been the case if GMO had retained its losses or other benefits in the form of a net operating loss carryforward. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- Use of Operating Losses by Other Genzyme Divisions."



     Management of GMO currently believes that the net proceeds of this offering, together with existing cash balances, revenues generated from SAGE agreements and committed research funding from collaborators will enable GMO to maintain its current and planned operations through the end of 1999. Substantial additional funds will be required to complete development and commercialization of GMO's products and services (other than SAGE services). In addition, GMO's cash requirements may vary materially from those now planned as a result of numerous factors including progress of GMO's research and development programs, achievement of milestones under strategic alliance arrangements, the ability of GMO to establish and maintain additional strategic alliances and licensing arrangements, the progress of development efforts of GMO's strategic partners, competing technological and market developments, the costs involved in enforcing patent claims and other intellectual property rights and the cost and timing of regulatory approvals. Insufficient funds may require GMO to delay, scale back or eliminate certain of its programs or to license third parties to commercialize technologies or products that GMO would otherwise undertake itself. Such actions may adversely affect the value of the GMO Stock. See "Risk Factors -- Risks Related to GMO -- Need for Additional Funds."



YEAR 2000 COMPLIANCE



     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. Genzyme is assessing the internal readiness of its computer systems for handling the year 2000. Genzyme expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material effect on the results of operations or financial condition of Genzyme or GMO. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and Genzyme's inability to implement such changes could have an adverse effect on future results of operations.



NEW ACCOUNTING PRONOUNCEMENTS AND FINANCIAL REPORTING RELEASE 48 ("FRR 48")



     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130"), and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprises's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of the Statement's disclosure requirements will have no impact on Genzyme's combined financial position, results of operations or earnings per share data as currently reported.



     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits"

("SFAS 132"). SFAS 132 is effective for fiscal years beginning after December 15, 1997. Genzyme has not assessed the impact of SFAS 132 on its financial statement disclosures.



     In January 1997, the Securities and Exchange Commission issued Financial Reporting Release 48 which expands disclosure requirements for certain derivative and other financial instruments. Genzyme adopted the sensitivity analysis approach effective in the fourth quarter of 1997. The sensitivity approach presents the hypothetical changes in fair value resulting from hypothetical changes in market rates.



     As a result of Genzyme's worldwide operations, Genzyme faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse effect on Genzyme's financial results in the future. Historically, Genzyme's primary exposures have been related to local currency operating expenses in Europe and Asia, where Genzyme sells primarily in U.S. dollars. Genzyme generally does not hedge anticipated foreign currency cash flows.



     The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. The fair values represent estimates of possible value that may not be realized in the future.

                       GENZYME ADDITIONAL FINANCIAL DATA

                                 (IN THOUSANDS)



    Genzyme holds title to all of its assets and is responsible for all of its liabilities, and the holders of GMO Stock have no specific claim against the assets attributed for financial statement presentation purposes to GMO. Liabilities or contingencies of any division that affect Genzyme's resources or financial condition could affect the financial condition or results of operation of all divisions. Therefore, the following consolidated balance sheet data of Genzyme are presented as additional information. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- Stockholders of One Company; Financial Impacts on One Division Could Affect the Others."



    The following table represents summary historical consolidated balance sheet data of Genzyme as derived from Genzyme's financial statements. These data should be read in conjunction with the historical financial statements and the notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Genzyme, incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."



                                                                      DECEMBER 31,
                                               -----------------------------------------------------------
                                                 1993       1994       1995        1996          1997
                                               --------   --------   --------   ----------   -------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and investments(1)....................  $168,953   $153,460   $326,236   $  187,955    $  246,341
  Working capital............................    99,605    103,871    352,410      395,605       350,822
  Total assets(2)(3).........................   542,052    658,408    905,201    1,270,508     1,295,453
  Long-term debt and capital lease
    obligations excluding current
    portion(2)(4)(5)(6)(7)...................   144,674    126,729    124,473      241,998       170,276
  Stockholders' equity(2)(3)(5)(6)(7)(8).....   334,072    418,964    705,207      902,309     1,012,050


---------------


NOTES TO ADDITIONAL FINANCIAL DATA:


(1) Cash and investments includes cash, cash equivalents and short- and long-term investments.


(2) In May 1996, Genzyme acquired Genetrix, Inc. in a tax-free exchange of GGD Stock which was accounted for as a purchase. In the aggregate, approximately 1,380,000 shares of GGD Stock valued at $36.5 million were issued. In July 1996, Genzyme acquired Deknatel Snowden Pencer, Inc. ("DSP") for cash of approximately $252.2 million financed by cash of $52.2 million and line of credit borrowings of $200.0 million. In December 1996, Genzyme completed the acquisition of all of the Callable Common Stock of Neozyme II Corporation for $111.3 million in cash.



(3) On June 18, 1997, PharmaGenics merged with and into Genzyme. See Note B., "PharmaGenics Merger" to GMO's Combined Financial Statements included herein.



(4) In June 1996, Genzyme's $15.0 million credit line with a commercial bank was increased to $215.0 million in connection with the acquisition of DSP. In November 1996, this credit line was refinanced with a $225.0 million revolving credit facility made available through a syndicate of banks. In January 1997, Genzyme repaid $100.0 million of outstanding debt and accrued interest under this facility. As of December 31, 1997, Genzyme had $118.0 million of outstanding debt under the credit facility, of which $95.0 million was allocated to Genzyme General, $18.0 million was allocated to GTR and $5.0 million was allocated to GMO. Amounts borrowed under this facility are due November 15, 1999.



(5) In October 1991, Genzyme issued $100.0 million of 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million. The notes were converted into shares of GGD Stock in March 1996.



(6) On February 28, 1997, GTR raised $13.0 million through the private placement of the GTR Note to an affiliate of Credit Suisse First Boston Corporation. The GTR Note is convertible into shares of GTR Stock at a discount to the average of the closing bid prices of GTR Stock as reported by the Nasdaq National Market for the 25 trading days immediately preceding the applicable conversion date (the "GTR Conversion Price"). This discount began at 2% on August 27, 1997 and increases by an additional one percent per month thereafter until May 29, 1998. After May 29, 1998, the GTR Conversion Price will be equal to the lesser of: (i) 89% of the GTR Conversion Price calculated as of the actual conversion date and (ii) 89% of the GTR Conversion Price calculated as of May 27, 1998. In the nine month period ended September 30, 1997, GTR recorded $11.5 million of proceeds attributed to the value of the debt and $1.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The $11.5 million will be accreted to the face value of the debt by a charge to interest expense over the term of the initial 15 month conversion period.



(7) In August 1997, GMO raised $20.0 million though the private placement of the GMO Debentures. See Note F., "GMO Private Placement" to GMO's Combined Financial Statements included herein.



(8) In November 1997, GTR sold 4,000,000 shares of GTR Stock to the public for $7.75 per share for net proceeds of $29.0 million. In October 1995, Genzyme General completed the sale of 5,750,000 shares of GGD Stock for net proceeds of $141.3 million. In September 1995, GTR completed the sale of 3,000,000 shares of GTR stock for net proceeds of $42.3 million.

                                    BUSINESS

INTRODUCTION


     GMO is engaged in the development and commercialization of novel cancer therapeutics and diagnostics using an integrated, gene-based approach. GMO's products and services include: (i) a genomics service business based on its SAGE differential gene expression technology, (ii) two gene-based immunotherapy product candidates in Phase I clinical trials for melanoma, (iii) additional gene therapy programs based on immunotherapy and tumor targeting, (iv) a drug discovery program to identify small molecules that interact with cancer-related targets and (v) diagnostics capabilities. Genzyme formed GMO in June 1997 by acquiring PharmaGenics and combining it with several of Genzyme's programs in the field of oncology. GMO operates as a division of Genzyme with its own dedicated personnel and financial resources. It has access to Genzyme's extensive research and development capabilities, manufacturing facilities, worldwide clinical development and regulatory affairs staff and marketing infrastructure.



     GMO is developing an integrated cancer product and service portfolio around four major technology platforms:



          Genomics. SAGE, a patented genomics tool, enables the rapid identification of genes that are differentially expressed. GMO is using SAGE in its oncology gene discovery efforts and is providing SAGE services to others for broader applications.



          Gene Therapy. A broad portfolio of viral and non-viral vectors, proprietary immunotherapy technologies and an established development infrastructure are available to GMO for oncology applications as a result of Genzyme's work in gene therapy and in gene delivery technology.



          Small Molecule Drug Discovery. Genzyme's robotically driven combinatorial chemistry, high throughput screens for drug development and a diverse library of over 1,000,000 compounds facilitate rapid identification of compounds active against cancer-related targets.


          Diagnostics. Genzyme Genetics, a market leader in genetic testing, provides GMO access to proprietary diagnostics technology, a federally certified clinical laboratory for test development and an established service laboratory network.


     The output of GMO's genomics discovery efforts will be used to develop and commercialize cancer therapeutics and diagnostics utilizing its gene therapy, small molecule and diagnostics capabilities. The principal components of GMO's capabilities are summarized in the following chart:


LOGO

BUSINESS STRATEGY


     GMO believes that the complex genetic basis of cancer and the dynamics of the oncology market will make cancer one of the earliest disease areas in which gene-based medicine is commercialized. GMO's strategy is to utilize its four core technologies to develop and maintain a diverse product and service portfolio focused on cancer. GMO will employ an integrated approach to translate the information gained through the use of its genomics capabilities into multiple product and service opportunities. For example, a single gene, once identified and characterized, may be used to develop a gene therapy, a screen for small molecule therapeutics and a diagnostic assay. Likewise, a gene therapy vector, optimized for delivery to a specific target, may be used to transport any of a number of relevant genes.



     A major emphasis of GMO's product development efforts will be to advance its gene immunotherapy products from gene identification to commercialization. GMO has acquired and will continue to build a set of molecular tools that will enable it to better understand and stimulate immune responses to cancer. GMO believes that the integration of these technologies will provide it a competitive advantage in developing the next generation of cancer immunotherapies. Collaborative relationships will be important to GMO's growth by enabling GMO to access complementary technologies, enhance its expertise in specific cancer indications, provide out-licensing revenue from products it does not choose to pursue internally, expand and diversify its product and service portfolio and broaden the application of its core technologies.



     GMO's near-term objectives include advancing existing programs by: (i) conducting Phase I clinical trials for a melanoma tumor vaccine and an ovarian stress gene candidate; (ii) achieving the p53/lipid gene therapy milestones set forth in the agreement with Schering-Plough and (iii) continuing to sell SAGE service and license agreements. In parallel, GMO plans to evaluate new business opportunities, which may include the acquisition of later-stage product candidates, the expansion of GMO's technology base through collaborations and acquisitions and the establishment of a substantial corporate partnership for the development of cancer vaccines.


CANCER BACKGROUND

     Cancer is a heterogeneous group of diseases characterized by uncontrolled proliferation of abnormal cells. This uncontrolled proliferation is often caused by genetic defects or mutations, which in some cases are inherited and in others may result from environmental or lifestyle factors or simply from random errors in DNA replication as cells grow and divide. In many cases, it is the accumulation of a number of mutations that ultimately gives the cancer cell a selective growth and survival advantage over normal cells. As a result, it may be several years from the time of an initial mutation until a detectable tumor appears.

     Although some advances have been made in the diagnosis and treatment of cancer, existing diagnostic tools and therapeutic regimens are far from adequate for most cancers. Traditional methods for diagnosis are based primarily on detection of the tumor itself. Diagnosis at this stage, particularly in hidden cancers such as those of the breast, ovaries and lung, often occurs so late that only aggressive, risky and often ineffective therapies can be attempted. Early detection dramatically improves the survival rates of most cancer patients. Most of the recent successes in treating certain cancers have resulted from new methods for earlier detection rather than revised treatment strategies.


     Current treatments for cancer consist primarily of chemotherapy, surgery and radiation. While chemotherapy drugs are most lethal to dividing cells (including cancer cells), they do not target cancer cells exclusively. These agents are toxic to some degree to all cells and frequently cause serious adverse side effects that limit therapy. Surgery and radiation are limited to defined tumor masses and often fail to eliminate the entire tumor. GMO believes that early detection, differential diagnosis of specific cancer cell-related defects, therapies that selectively target abnormal cells and approaches such as immunotherapy that stimulate the body's defense system to fight cancer should result in improved outcomes for cancer patients.

CANCER MARKET

     Cancer ranks second to cardiovascular disease as the leading cause of death in the U.S. According to the American Cancer Society, an estimated 560,000 cancer patients will die and approximately 1.4 million new cancer cases will be diagnosed this year in the U.S. Despite certain advances in cancer treatment, incidence rates for many cancers are rising. The NCI projects that within five years, cancer will be the leading cause of death in the U.S.

     The U.S. market for therapeutic cancer drugs is currently approximately $3 billion and is comprised predominantly of chemotherapeutic and related agents. Industry surveys predict that, within ten years, the therapeutic cancer drug market will increase to approximately $9 billion, with novel treatments such as tumor vaccines, gene therapies, monoclonal antibodies and antisense treatments accounting for the majority of this market expansion.


     The market for in vitro cancer diagnostics is in an early stage of development. Growth thus far has been driven primarily by the advent of immunoassays that test for the presence or levels of certain tumor markers that indicate cancer, the best known being prostate specific antigen (PSA). Historical limitations to growth in this market include the poor predictive power of many tumor markers, the paucity of predictive cancer-related genes, the high cost of genetic testing, reimbursement constraints and the inability of additional diagnostic information to improve therapeutic intervention. GMO believes, however, that the relevance and utility of molecular diagnostics will improve as new genomics tools accelerate the identification of cancer-related genes, advanced technologies decrease the cost of molecular testing and gene-based and other novel therapeutics are developed.



     Although there are approximately 5,500 board certified medical oncologists in the U.S., much of the leading edge therapy is provided through the 55 NCI funded cancer centers. As a result, GMO believes it will be possible to market its products and services with a relatively small, focused sales force. Since new therapies will most likely be used in combination with existing therapies, it should be possible to penetrate and expand the oncology market currently dominated by large pharmaceutical companies without directly competing with their established products and sales organizations. The willingness of oncologists to try new treatments should also accelerate market acceptance and penetration. In addition, because of the market need and the importance of innovative therapies, the FDA has recently implemented the Cancer Reform Act to accelerate approval of promising therapies. See "Government Regulation." GMO believes that these market characteristics will make it possible for new entrants with novel products to compete effectively in the oncology market.

PRODUCT AND SERVICE DEVELOPMENT PROGRAMS

     GMO's products and services under development include the following:

--------------------------------------------------------------------------------

PRODUCT/SERVICE DESCRIPTION       INDICATION/PURPOSE          COLLABORATOR            STATUS
-------------------------------------------------------------------------------------------------

 GENOMICS
   SAGE                       Genomics services           Parke-Davis            Marketing
                                                          Reprogen
                                                          Hexagen
                                                          Ontogeny
-------------------------------------------------------------------------------------------------
 GENE THERAPY
   Immunotherapy
      MART-1                  Melanoma                    NCI                    Phase I
      gp100                   Melanoma                    NCI                    Phase I
      HSP 65                  Ovarian cancer              StressGen              Preclinical
   Tumor Targeting
      Lipid vectors           Various                     --                     Preclinical
      p53                     Various                     Schering-Plough        Preclinical
-------------------------------------------------------------------------------------------------
 SMALL MOLECULE TARGETS
   Five targets               Angiogenesis Inhibition     --                     Research
   Four targets               Metastasis Inhibition       --                     Research
   Nine targets               Cell Proliferation          NCI; Xenova; Memorial  Research
                                Inhibition/Apoptosis      Sloan Kettering;
                                Induction                 Georgetown
                                                          University; Merck
-------------------------------------------------------------------------------------------------


GENOMICS


     The human genome (a term which refers to the total DNA content present in each cell) consists of approximately three billion "base pairs" (the molecules that make up DNA). All of the information required for cell growth and regulation (the genes) is embedded within this DNA. GMO believes the human genome contains at least 150,000 genes. The information stored in the DNA as genes is expressed as messenger RNA (mRNA) molecules (also known as transcripts). In turn, the transcripts translate this information into proteins, the working molecules of the cell. While all genes can be expressed, normally only a subset of genes are expressed in a given cell type. Furthermore, different genes are expressed at different levels. Structural components of the cell are often expressed at high levels, while genes that control important biological processes, such as ion channels, receptors and transcription factors, are often expressed at very low levels. Thus, it is important not only to identify expressed genes, but to understand the different levels of gene expression and how those levels change in response to health, disease and drug therapies.


     Genomics is the study of genes and their function. Genomics research conducted in the last decade has accelerated the identification of genes, genetic mutations and patterns of expression of certain proteins that are responsible for the initiation and progression of cancer. GMO believes that understanding the genetic basis of cancer will help clarify which genes, proteins and metabolic pathways may be the best targets for therapeutic intervention. An increased number of relevant targets should lead to the development of more specific therapies that attack cancer cells effectively while sparing normal cells, that correct the defective aspect of cancer cells or that enhance the immune system's ability to destroy the cancer cells. GMO also believes that the knowledge gained through the use of genomics tools can be used to develop diagnostic tests that will assess the risk of developing certain cancers, facilitate early diagnosis of cancer, aid in the selection of appropriate therapies and allow more effective monitoring of therapeutic progress.



     GMO's genomics program plays a significant role in GMO's product development efforts and is expected to create near term revenues through SAGE service and license contracts. GMO also has access to all the genomics resources of Genzyme, including its positional cloning, bioinformatics, functional analysis and target validation capabilities, for use in cancer applications. These resources, coupled with GMO's SAGE technology, have enabled GMO to build a fully integrated genomics program.


  SAGE DIFFERENTIAL GENE EXPRESSION TECHNOLOGY


     GMO's patented SAGE technology is a high throughput, high efficiency method of simultaneously detecting and measuring the expression level of most, and possibly all, genes expressed in a cell at a given time. Differential gene expression is the comparison of how, when and in what amounts genes are expressed in a given tissue or cell line versus another (e.g., cancer tissue versus normal tissue). SAGE was developed by Drs. Kenneth Kinzler and Bert Vogelstein and their colleagues at JHU's Oncology Center. GMO has an exclusive, worldwide license to the SAGE technology from JHU. See "Business -- Selected Collaborative Arrangements."



     The SAGE methodology was published in a 1995 article in Science and application of the SAGE technology has been further documented and validated in peer reviewed articles published in 1997 in Science, Cell, Oncogene, Nature and Molecular Cell. In December 1997, the PTO issued a patent covering the methodology by which SAGE identifies and measures gene expression.



     GMO believes that an understanding of differential gene expression will accelerate the development of more effective cancer and other therapeutics and diagnostics. Potential uses of SAGE in evaluating therapeutic targets include comparison of disease tissue with normal tissue, comparison of genes expressed at different stages of disease, elucidation of disease pathways and measurement of response to drug candidates. SAGE may also be used to develop diagnostics (by identifying tumor or other biological markers), discover novel genes, map the genetic profiles of model organisms or optimize and monitor production methods.



     SAGE Methodology



     The SAGE methodology starts with the isolation of mRNA from the desired cell or tissue sample. Complementary DNA (cDNA) is then synthesized from the mRNA using standard techniques. At this point, the entire population of cDNA molecules is treated using proprietary techniques to create a single, unique "tag" from each cDNA. The tag serves to identify each transcript. The number of times each tag occurs measures the number of copies of the mRNA originally present in the biological sample. GMO has developed proprietary software to perform tag identification and quantitation and uses its bioinformatics tools to create a relational database of the expression profile.



     The power of SAGE is based on three principles.



     - First, because SAGE uses a tag from a defined region of the transcript, SAGE tags used to uniquely identify and compare transcripts can be considerably shorter than those used in other techniques. These tags comprise the "library" of information about gene expression in a particular tissue.



     - Second, because the tags are short, many tags (typically 30 to 50) can be linked together and sequenced serially and rapidly with standard technology. This serial analysis increases by orders of magnitude the rate at which transcripts can be analyzed as compared to more traditional expressed sequence tag (EST) methods. Furthermore, the short tag size allows this high level of throughput while maintaining accurate gene identification and quantitation.

     - Third, the ability of SAGE to analyze significantly more transcripts increases the probability of detecting rare, but potentially important, transcripts that are not present in proprietary or public sequence databases such as GenBank.



     The ability of SAGE to identify novel and low abundance genes was demonstrated in two studies published in 1997. In the January 24, 1997 issue of Cell, Velculescu et al. reported that SAGE was able to recover all known genes plus over 100 new ones that had not been identified by others during complete sequencing of the yeast genome. Additionally, in the May 23, 1997 issue of Science, Zhang et al. reported findings in a SAGE study of gastrointestinal cells. Of the approximately 48,000 genes detected, 86% were present at five or fewer copies and 49% of those were unrecorded in GenBank.


     SAGE also provides genomics researchers with the ability to manage the vast amount of information it generates, by allowing them to select a narrow and focused set of relevant targets for exploration. Essentially, SAGE allows researchers to pinpoint the areas of most interest quickly and accurately. These researchers can then explore these carefully selected biological mechanisms more closely using bioinformatics or wet lab assays.


     The sequence data generated with SAGE can be used multiple times for comparison against data from other tissue libraries. GMO's SAGE technology and related software thus enable electronic evaluation of gene expression data between tissues over time without expending additional effort and funding to repeat wet lab experimentation.


     SAGE Development Status


     GMO uses SAGE to identify and analyze the expression of cancer-related genes in its internal product development programs and also has an agreement with JHU to gain access to results of Dr. Kinzler's SAGE-related research. The combined database of transcripts identified by GMO and JHU currently contains sequence information on over 1.6 million tags from normal and tumor tissue, including tissues of the colon, prostate, breast, lung and pancreas. GMO intends to use these data to identify tumor antigens for many cancers and tumor-specific promoters, to understand the molecular impact of heat shock proteins on tumor cells and to find specific hereditary cancer genes in conjunction with positional cloning. SAGE is also being used in GMO's diagnostics program to identify tumor markers for the diagnosis of early stage disease. See "Gene Therapy" and "Diagnostics."



     In addition to using SAGE internally, GMO provides SAGE services and expects to license SAGE to third parties in both cancer and non-cancer fields. GMO provides custom services including preparation and sequencing of SAGE transcripts accompanied by complete data analysis. GMO is willing to acquire tissue for clients and to grant them proprietary rights to all information discovered. For customers with in-house genomics capabilities, GMO provides SAGE libraries and software to enable them to perform their own sequencing and analysis. For customers interested in broad access and full integration of SAGE across their in-house research, GMO will provide a technology sublicense, training, software and ongoing customer support.



     To date, GMO has entered into SAGE agreements with Parke-Davis, Reprogen, Inc. ("Reprogen"), Hexagen Technology Limited ("Hexagen") and Ontogeny, Inc. ("Ontogeny"). The Parke-Davis agreement focuses on the comparison of gene expression patterns in tissues treated with drug candidates and untreated tissue. This information could provide valuable insight to Parke-Davis regarding the toxicology profiles of drug candidates. The agreement also gives Parke-Davis an option to obtain a non-exclusive license to the SAGE technology for a two-year period in exchange for license fees. The Reprogen agreement focuses on analysis of gene expression patterns in different stages of reproductive tissue development. Results of this study will be used by Reprogen to design new in vitro diagnostics and gene targets for drug development in reproductive diseases. The agreement with Hexagen focuses on the discovery of susceptibility genes for diabetes and collection of gene expression information for genes associated with type II diabetes. The Ontogeny agreement focuses on the incorporation of SAGE data into Ontogeny's developmental biology discovery system. Identified genes will be processed through Ontogeny's screening system to validate leads and targets. In addition, GMO is in discussions with other genomics, pharmaceutical, biotechnology and agriculture companies to provide SAGE services and licenses.


  POSITIONAL CLONING

     A second genomics approach being used by GMO is positional cloning, which describes a collection of techniques used to isolate and identify genes that have been mapped to a specific region in the human genome. Genzyme has successfully used positional cloning to identify a variety of genes with potential therapeutic and diagnostic utility, and in so doing has developed proprietary techniques to search for cancer-associated genes that have been mapped to a defined chromosomal region. GMO believes that positional cloning and the SAGE technology can be used together to speed the identification of cancer genes. Positional cloning both identifies the target region of the genome and provides candidate genes from the region, while SAGE can be used to identify genes that are differentially expressed in the relevant tumor. The differentially expressed genes can be tested for localization to the target region (i.e., overlap with the candidates provided by positional cloning). Genes that are both differentially expressed and mapped to the target region are likely to be genes involved in that cancer.


     In August 1997, the National Human Genome Research Institute (the "NHGRI") approached GMO to collaborate on the identification and characterization of hereditary prostate cancer susceptibility genes using GMO's positional cloning capabilities. In October 1997, GMO signed a letter of intent to enter into a CRADA with NHGRI regarding this project. The first of the prostate cancer susceptibility genes was recently mapped to a small region of chromosome 1 by the NHGRI-led consortium. As part of the collaboration, GMO will provide research support to help identify this and other prostate cancer genes using its positional cloning capabilities and SAGE technology in exchange for an option to acquire the commercial rights to the genes identified. Prostate cancer is the most common malignancy diagnosed in U.S. males and accounts for more than 40,000 deaths annually. It is believed that inherited high-risk genes account for more than 40% of early onset prostate cancer. Identification of these high-risk genes should allow both improved surveillance and therapy.


  BIOINFORMATICS

     SAGE and positional cloning studies generate enormous amounts of raw sequence data. The value of these data lies in the relationships that can be observed both within the data set and between the data set and other types of information from external sources. Bioinformatics is the science that allows this diverse information to be efficiently organized, stored, analyzed and interpreted.


     GMO is collaborating with Molecular Informatics, Inc. ("MII"), a subsidiary of The Perkin-Elmer Corporation, to develop an integrated database and analysis system that combines Genzyme's proprietary sequence data with the growing number of publicly available databases. Through this relationship, GMO gains access to MII's comprehensive software platform for the collection, analysis, management and dissemination of genomics data. This state-of-the-art system supports a variety of database functions, including direct daily feed of public databases, DNA sequence analysis, sequence similarity searching and querying for biological structure and function.


     GMO holds exclusive commercial rights to software that handles the extraction, tabulation and reporting of SAGE tag data, as well as comparison of tag sets and correlation with public databases. A version of this software is offered to licensees of the SAGE technology. Under the collaboration with MII, GMO plans to incorporate these SAGE software functions into MII's integrated database and analysis platform.


  FUNCTIONAL ANALYSIS AND TARGET VALIDATION


     Once new genes are identified using SAGE, positional cloning or other techniques, the genes need to be analyzed to determine their function before appropriate therapeutic and diagnostic targets can be selected and validated. This functional analysis and validation is an essential step in translating genomics discoveries into product candidates.

     Functional analysis can be conducted using both computer driven analysis of DNA sequence data ("computational analysis") and biological studies. In computational analysis, GMO employs sophisticated data comparison and pattern recognition programs to compare electronically the DNA sequences of novel genes with those of known genes in order to predict their function. This computational analysis, as well as the relative level of expression as determined by SAGE, is used to select candidates for further study in the laboratory. The specific biological analyses to be performed depend on the nature of the chosen target.


     GMO draws on Genzyme's capabilities and resources in molecular biology for the characterization and functional analysis of targets. These include in vitro expression and interaction analyses, two-hybrid screens, tissue profiling, site-directed mutagenesis in cells and Genzyme's gene delivery vectors for in vivo studies. Utilizing these capabilities and resources, assays will be created as appropriate for gene therapy, small molecule drug discovery and diagnostics development programs.


GENE THERAPY


     Gene therapy is a new technology being developed to treat cancer and other genetically based diseases. Gene therapy involves the delivery of a gene responsible for production of a particular protein of interest into cells of a patient in order to cause the cell to produce the encoded protein for some therapeutic purpose. GMO believes cancer will be one of the first disease areas for which effective gene-based therapies will be developed. This belief is based on several factors: (i) researchers are making substantial progress in unraveling the genetic basis of many cancers; (ii) the vector systems currently available for the delivery of genes are believed to be adequate for certain gene therapy approaches to cancer; (iii) cancer remains a major unmet medical need; and (iv) the FDA has placed cancer therapies on a fast track approval process.


     Genzyme's gene therapy research began in 1991 as part of its efforts to develop novel treatments for cystic fibrosis. Since that time, Genzyme has expended over $60 million in gene therapy research and has established a broad proprietary core technology base that includes gene delivery systems, in vitro and in vivo model systems, production capabilities and a dedicated clinical and regulatory staff. GMO has access to all of Genzyme's existing and future core gene therapy technologies and capabilities for use in oncology. GMO and Genzyme General will fund the costs of Genzyme's gene therapy groups in proportion to their respective utilization of these resources. GMO believes that Genzyme's prior experience in gene therapy will enable it to move oncology products from research into clinical testing at a faster rate than it would be able to do so independently. Genzyme's capabilities in gene therapy include:


          Vectors. Genzyme has developed a broad portfolio of gene delivery vehicles (vectors) for the transfer of genetic material into appropriate cells. This portfolio includes adenovirus, adeno-associated virus and cationic lipid vectors, which have different modes of administration and performance characteristics. Genzyme believes that it was the first company to have clinically tested both viral and non-viral vectors. Genzyme has successfully targeted adenovirus vectors to various organs and tissues in the body using different modes of administration, including aerosol delivery to the lung, intravenous delivery to the lung and liver and intramuscular and subcutaneous injection.



          Gene Discovery. GMO is utilizing SAGE to identify cancer-related genes and is using a novel combinational peptide screening technology called "SPHERE" (Solid PHase Epitope REcovery) and other technologies to identify and optimize tumor antigens.



          Model Systems. Genzyme has developed high throughput in vitro screens to enable rapid testing of new gene delivery vectors and a variety of quantitative assays to evaluate and compare gene delivery efficiency for the various vectors. In vivo animal models (including those for various cancers), covering different methods of administration of the vectors, are used to assess resulting expression levels and duration of the gene product, as well as safety.


          Manufacturing. Genzyme has manufacturing capabilities to support research, preclinical and clinical material requirements for all of its vectors.

          Clinical Experience. Genzyme has significant clinical and regulatory experience through its participation in nine gene therapy clinical studies to date. Its clinical and regulatory staff generates preclinical and clinical data, establishes protocols, prepares regulatory submissions and initiates and monitors clinical sites.


     In addition to GMO's internal efforts to develop effective gene therapies for cancer, GMO plans to seek collaborative arrangements with academic and commercial entities to access new technologies, expand and accelerate development of its vector systems and access patient tumor tissues and novel animal models. GMO is currently collaborating with the NCI, StressGen, the Imperial Cancer Research Fund ("ICRF"), Massachusetts General Hospital ("MGH") and the Dana Farber Cancer Institute ("Dana Farber"). See "Selected Collaborative Arrangements."



     GMO's gene therapy program is focused on two broad areas: development of a comprehensive gene immunotherapy program and optimization of gene therapy vectors for tumor targeting.



  GENE IMMUNOTHERAPY



     Immunotherapy involves stimulating a patient's own immune system to attack and destroy an existing tumor. When successful, immunotherapy results in a systemic mobilization of the immune system against the tumor. Current immunotherapies in development have sporadically shown remarkable tumor regression. The reason immunotherapy is effective at times and ineffective at other times remains unclear; there are, however, a number of possible explanations: (i) the use of immunomodulators such as interleukin-2 (IL-2) non-specifically enhances the cellular immune response, but does not provide a specific target for that enhanced response; (ii) a cellular immune response is a necessary component of an effective immune response; however, protein or cell-based tumor vaccines are effective at stimulating antibody production but are not particularly effective at creating a specific cellular immune response;
(iii) cancer cells use mechanisms designed to avoid immune system recognition, which reduces the effectiveness of immunotherapies delivered directly to the tumor; and (iv) immune responses in patients treated with immunotherapy have been very difficult to document due to limitations in the assays employed.



     Gene immunotherapy may overcome the limitations currently present in the use of non-specific immunomodulators because: (i) the use of genes encoding tumor antigens which have been validated as specific targets of the cellular immune response provides a specificity not found in approaches such as IL-2 gene therapy; (ii) expressing these tumor antigens inside the target cells can result in stimulation of both an antibody and a cellular immune response, which is expected to be more potent than an antibody response alone; (iii) by immunizing at a site distant to the tumor, the localized effects of the tumor cells' ability to avoid immune system recognition may be overcome and (iv) carefully designed clinical protocols coupled with new assay methods enable in depth analysis of the responses seen in the treated patient population.



     In addition, gene immunotherapy has the potential to be more effective than other gene therapy approaches for the treatment of cancer because it results in a systemic mobilization of the immune system without needing to affect every cancer cell. This systemic response may also be useful in the treatment of metastatic disease, which is the primary cause of mortality in many types of cancer.


       Tumor Vaccines


     One form of gene immunotherapy being pursued by GMO is the development of tumor vaccines for the treatment of existing cancers, which are designed to elicit the potent and systemic destruction of cancer cells by the immune system. A tumor vaccine entails delivery of a gene encoding a tumor antigen to "professional" antigen presenting cells (APCs), such as dendritic cells and macrophages. APCs present foreign antigens to T cells, which are the main defense of the immune system. To further enhance the immune response, APCs are equipped with a range of co-stimulatory molecules required to elicit T cell activity. Consequently, APCs have been found to be potent stimulators of cellular immune responses. Delivery of the tumor antigen gene to APCs at a location in the body away from the tumor site avoids the local immunosuppressive environment of the cancer cells. In effect, the gene encoding the tumor antigen is a tumor "vaccine" that can be used to immunize the patient by "educating" his or her immune system to recognize and destroy cancer cells, wherever they might be in the body.

       Antigen Discovery Program



     The development of a broad spectrum of tumor vaccines requires the identification of more specific, potent tumor antigens. Currently, tumor antigens are identified using techniques that are both time consuming and technically demanding, which in part accounts for the fact that so few tumor antigen genes have been cloned to date. GMO has integrated several proprietary technologies which, when combined, have the potential to increase exponentially the speed and productivity of antigen discovery.



     To support its antigen discovery program, GMO has access, as part of its collaborations with Dana Farber, MGH, JHU and others, to patients' cytotoxic T cells and tumor tissue samples, which are the necessary starting materials for antigen discovery. One approach taken by GMO in its antigen discovery program involves the use of SAGE to identify proteins that are preferentially overexpressed by cancer cells and thus are candidate tumor antigens. Once identified, these overexpressed proteins can be screened to select therapeutically-relevant tumor antigens. Another approach involves using GMO's proprietary SPHERE technology to identify specific antigenic peptides that are recognized by cytotoxic T cells. SAGE and SPHERE can be used independently or together to identify and optimize antigens. These antigens can be used to design DNA, peptide or protein tumor vaccines. See "Risk Factors -- Risks Related to GMO -- Uncertainty Regarding Patents and Protection of Proprietary Technology."



       Stress Genes



     A second and complementary gene immunotherapy approach being pursued by GMO is the use of stress genes to stimulate an immune response within a patient. Stress genes encode proteins (heat shock proteins) that are potent stimulators of the immune response because they generate both cellular and antibody responses. The delivery of stress genes directly to cancer cells appears to render such cells more immunogenic. By expressing a potent foreign antigen within the tumor cells, GMO hopes to direct the destruction of that tumor cell by the immune system. If successful, this approach could be utilized in many types of cancer because it is not limited to a specific tumor type.


     Heat shock proteins are also involved in the intracellular transport of proteins or peptides. In theory, the heat shock proteins could supplement the antigen-presenting capability of the tumor cells, thereby inducing an immune response to tumor antigens that were previously not effectively presented by the tumor cell. Model systems support this function for heat shock proteins, and suggest this approach could enhance the tumor vaccine approach.


  TUMOR TARGETING



     The second focus of GMO's cancer gene therapy program is the optimization of tumor targeting. The ability to direct delivery of a gene specifically to tumor tissue, wherever it may be located within the patient, could allow treatment of metastatic disease with alternative gene therapy approaches such as tumor suppressor genes, suicide genes or anti-angiogenic gene therapies. Targeted delivery could also broaden the therapeutic window of cytotoxic therapies by limiting side effects.



  PRODUCT CANDIDATES



     MART-1 and gp100 Melanoma Tumor Vaccines



     Melanoma is a cancer of the skin affecting melanocytes, the normal cells that color the skin, and is commonly associated with overexposure to the sun. Melanoma is far more serious than other types of skin cancer, accounting for three quarters of all deaths from skin cancer despite representing only 5% of all such cases. The incidence of melanoma is increasing at a faster rate than that of any other type of cancer in the U.S. Over 41,000 new cases of melanoma will be diagnosed and more than 7,300 deaths from this disease are projected to occur in the U.S. during 1998. Worldwide, incidence of melanoma is estimated to be 90,000 new cases per year. It is projected that one in 75 white Americans born in the year 2000 will develop malignant melanoma during their lifetime.

     As with many cancers, early detection of melanoma is crucial. When localized to its primary site, most melanomas are curable with surgical removal of the lesion and the five year survival rate is 90%. Once the disease has metastasized to the regional lymph nodes and beyond, however, the prognosis for long-term survival is poor, with a five year survival rate of only 15% and most cases being fatal within the first 12 months after diagnosis of metastasis.



     GMO's melanoma tumor vaccine program has centered on the delivery of the MART-1 and gp100 genes to antigen presenting cells to elicit systemic anti-melanoma cytotoxic T lymphocyte (CTL) responses. Under a CRADA with the NCI, GMO has constructed, in conjunction with Dr. Steven Rosenberg at the NCI, adenoviral vectors incorporating the MART-1 or gp100 tumor antigen genes. In vitro studies have demonstrated that cells which do not express either tumor antigen become targets for destruction by antigen specific CTLs following infection with an adenovirus incorporating the appropriate tumor antigen gene. Subsequent preclinical animal studies at the NCI demonstrated that: (i) prior immunization with an adenovirus incorporating the gp100 tumor antigen gene can provide protection against melanoma cells; (ii) adoptive transfer of spleen cells derived from animals immunized with the adenovirus carrying the gene encoding gp100 can confer protection against melanoma tumor cells, suggesting that the virus is indeed able to elicit a CTL response; and (iii) immunization with the gp100 virus can dramatically reduce the number of lung metastases in a mouse model of established melanoma, particularly when co-administered with a cytokine. Cytokines are particular classes of proteins normally produced by the body to regulate the immune system.



     These promising preclinical results led to the conduct of two Phase I clinical trials at the NCI. In these trials, designed by Dr. Rosenberg, adenovirus vectors carrying either the MART-1 (Ad2/MART-1) or gp100 (Ad2/gp100) gene were evaluated for safety, immunologic reactivity and potential therapeutic effect when administered alone or in conjunction with recombinant IL-2. Patients in these studies had metastatic melanoma and had not received alternative therapies for four weeks prior to administration.


     The results from these clinical studies indicate that the adenoviral vectors are safe and well tolerated, and that a small but notable number of the 36 patients immunized with Ad2/MART-1 and the 18 patients treated with Ad2/gp100 have shown clinically significant tumor regression following administration of the adenovirus. Notably, these responses were seen in Stage IV metastatic disease patients, a patient population that had been heavily pre-treated and therefore not expected to mount much of an immune response.


     Based on these data, GMO intends to initiate an additional ex vivo Phase I clinical trial during the second half of 1998 to better understand the nature of the immune response. See "Risk Factors -- Risk Related to GMO -- Uncertainty Regarding Patents and Protection of Proprietary Technology."



     Stress Gene Immunotherapy for Ovarian Cancer



     Over 26,000 new cases of ovarian cancer are diagnosed in the U.S. annually, with more than 14,000 deaths expected each year. Over three-fourths of ovarian cancer patients present with late stage disease, reducing the effectiveness of surgical procedures to remove the primary tumor. The five-year survival rate for ovarian cancer is 46%, but it is 92% for early stage disease and only 25% for late stage disease.



     GMO and StressGen have formed a joint venture to combine StressGen's proprietary stress genes with Genzyme's gene delivery technology to generate unique therapeutic strategies and products. The joint venture will initially focus on the use of mycobacterial stress genes that have been licensed exclusively to the joint venture in the field of cancer. See "Selected Collaborative Arrangements."



     Using the HSP65 gene, collaborators of the joint venture have shown protection from challenge by unmodified tumor cells in an intraperitoneal model of a macrophage-derived tumor. The collaborators have also shown regression of established tumors and significantly prolonged survival in an intraperitoneal mouse model of mesothelioma. Results from these studies have led the joint venture to select ovarian and other peritoneal cancers as the initial target indications for stress gene therapy. The joint venture is working to optimize lipid delivery of HSP65 and, subject to successful completion of preclinical studies, plans to initiate a Phase I clinical trial during the next 12 months.

     The joint venture will also evaluate stress gene therapy in the melanoma model. By doing so, the individual effects of distant immunization with a tumor antigen gene (tumor vaccine) and intratumoral injection with a stress gene can be explored. In addition, the synergistic effects of combining these two approaches will be evaluated.



     Lipid Vectors for Tumor Targeting



     GMO is optimizing its lipid gene delivery vectors for use in systemic administration for delivery of genes to both primary tumors and metastasized cancers. GMO has shown that certain of its cationic lipid vectors, when delivered by intravenous injection, deliver genes preferentially to tumor tissue. This selective targeting was demonstrated in animals bearing tumors in a wide variety of tissues. This result was in marked contrast to normal (non-tumor-bearing) animals, in which the lipid vectors localized primarily in the lung. Furthermore, when GMO's lipid vector was used to deliver a collaborator's tumor suppressor gene, this approach resulted in the prolonged survival of treated animals. GMO believes that these lipid vectors can be used to deliver a number of different types of genes in a variety of cancer indications. GMO plans to use these vectors to deliver its proprietary genes and to collaborate with organizations that have certain genes that could be advantageously delivered using GMO's targeted lipid delivery capabilities. See "Risk Factors -- Risks Related to GMO -- Uncertainty Regarding Patents and Protection of Proprietary Technology."



     Schering-Plough Tumor Targeting Candidates



     GMO and Schering-Plough have signed a research and option agreement to combine six of Schering-Plough's proprietary cancer-related genes, including the p53 tumor suppressor gene, with GMO's lipid delivery vectors to develop gene therapy products. Schering-Plough will fund GMO's research to evaluate a variety of lipids, optimize a lead candidate and conduct preclinical studies with this candidate for use in delivering Schering-Plough's p53 tumor suppressor gene. Loss of function of the tumor suppressor gene p53 is implicated in approximately 60% of all human cancers, including breast, colon, lung and prostate cancers. At any time during the one-year research period, Schering-Plough may exercise its option to exclusively license GMO's lipid vector technology for delivery of the p53 gene. If this option is exercised, Schering-Plough will have the option to exclusively license the vector technology for delivery of additional genes. See "Selected Collaborative Arrangements."


SMALL MOLECULE DRUG DISCOVERY


     Small molecule drugs are therapeutic compounds typically designed to be administered orally. Methods for small molecule drug discovery have historically relied upon the screening of natural product extracts and collections of chemically synthesized compounds to determine their biological activity. Despite the advent of automated screening technologies, this process remains time-consuming and expensive and the rate of lead candidate discovery is low, in part because the compounds determined to be active are not always amenable to ready structural modification. One way to increase the efficiency of the screening process and generate lead candidates more quickly is through the use of combinatorial chemistry technology.


     Combinatorial chemistry is a rapid and efficient procedure for synthesizing large and highly diverse mixtures of candidate compounds, often in an automated fashion. The compounds can then be tested for activity against therapeutically-relevant targets. Once an active compound has been identified, or if structural information about the target is available, specialized or secondary mixtures can be generated to optimize or speed lead selection.

     Optimization entails the synthesis and testing of successive rounds of analogs of the active compound, with the emphasis on large numbers of compounds per round. Thus, synthesis and screening proceed in an iterative fashion until more potent in vitro biological activity and specificity have been achieved. Once active compounds are identified, Genzyme can generate analogs using a genetic optimization algorithm which seeks to select the "fittest" compounds in a data-driven method.


     Genzyme's drug discovery group utilizes high speed, robot-assisted, solution phase synthesis to generate diverse compound libraries based on over fifteen different chemistries. The number of compounds in

Genzyme's libraries exceeds 1,000,000 and Genzyme has the capability to double the number of compounds in its libraries in the next year. GMO has access to all of Genzyme's compound libraries for its oncology drug discovery efforts. Genzyme's compound libraries are being screened against a number of cancer-related targets to identify active compounds and GMO plans to continue developing additional cancer-related screens.



     Since the probability of successful identification of small molecule drug candidates increases as more compounds are evaluated against a greater number of screens, Genzyme actively seeks collaborations to complement its internal efforts. GMO has a collaboration with the NCI under which the NCI is screening Genzyme's small molecule compound libraries against a cancer screen incorporating 60 different tumor cell lines. In addition, Genzyme has entered into agreements with Acadia Pharmaceuticals Inc. ("Acadia") and NOVALON Pharmaceutical Corporation ("NOVALON") under which the Genzyme compound libraries will be screened against Acadia's cell-based assays and NOVALON's proprietary BioKey(TM) assays. Several of the assays under each of these collaborations are cancer-related targets. Genzyme has also entered into agreements with ArQule, Inc. ("ArQule") and Xenova, Ltd. ("Xenova") under which GMO can screen ArQule's small molecule and Xenova's natural product compound libraries against GMO's cancer-related assays. GMO expects to design additional small molecule drug discovery assays that target the genes and gene products discovered by GMO's genomics program. In addition to internal development, GMO may outlicense screens to others. GMO has provided a non-exclusive license to Merck for its MDM2-p53 assay in exchange for a license fee, milestones and royalty payments.



  THERAPEUTIC TARGETS



     GMO's small molecule screening program is focused on identifying compounds that inhibit angiogenesis, prevent metastasis and alter the processes affecting cell proliferation and apoptosis.



     Angiogenesis Inhibition. The production of blood vessels in the human body is known as angiogenesis. In order to grow, solid tumors rely on the constant formation of new blood vessels for nutrients and without blood vessel growth, solid tumors cannot expand beyond approximately 2 millimeters in diameter. New blood vessels in solid tumors tend to be poorly formed and have thin walls and abnormal enervation. Such vessels provide an inferior source of blood to the tumor and many tumor cells in the center of the tumor mass die as a result. Restriction of the tumor's blood supply could control the growth and spread of many tumors.



     Since many solid tumors remain virtually untreatable by standard cytotoxic drug therapies, the poor vasculature of malignant tumors provides an attractive target for small molecule drugs. GMO is screening compound libraries for small molecule inhibitors of angiogenesis to control the growth and spread of solid tumors. GMO is developing or running screens against five therapeutic targets to select active compounds.



     Metastasis Inhibition. The spread of localized cancer to other sites in the body, a process known as metastasis, markedly worsens a patient's prognosis. Metastasis is initiated by a process whereby proteolytic enzymes degrade the extracellular matrix and allow tumor cells to invade neighboring tissues. Once these barriers have been degraded, a second process involving the migration of cancer cells from a localized site to another site occurs. Inhibition of these processes could prevent expansion of the tumor beyond a localized site. GMO is developing or running screenings against four therapeutic targets to select active compounds.



     Cell Proliferation Inhibition/Apoptosis Induction. Tumor cells alter the processes regulating cell proliferation and apoptosis. Apoptosis is an orderly process by which the cell dismantles itself. Mutations in oncogenes (genes that stimulate cell division), tumor suppressor genes (genes that inhibit cell division) or in genes that inhibit the natural process of apoptosis can result in uncontrolled tumor growth. GMO's goal is to develop compounds that act to correct these gene mutations, activate inhibitory genes or induce apoptosis. GMO is developing or running screens against nine therapeutic targets to select active compounds.



DIAGNOSTICS



     Genzyme Genetics, a business unit of Genzyme General, is a leading provider of genetic diagnostic services with over 500 employees in an extensive national network of laboratories. Genzyme Genetics also employs over 80 board certified genetics professionals who interpret results and provide genetic counseling and support services to medical practitioners and their patients. Testing services currently marketed by Genzyme Genetics include prenatal and cancer cytogenetics and DNA-based diagnosis of a wide range of genetic diseases, including some cancers. In addition to the broad spectrum of testing techniques that are commercially available, Genzyme Genetics has developed the MASDA(R) multiplex allele-specific diagnostic assay, a patented testing technology that is particularly well suited to complex cancer gene testing. Additionally, Genzyme Genetics has a federally certified clinical trials laboratory to support the transition of tests from research into commercial usage.



     GMO has licensed the diagnostic rights to a number of clinically relevant cancer genes (primarily from JHU and Roche), and seeks to expand this portfolio using its gene discovery capabilities. The identification of genes that are involved in inherited cancers could lead to diagnostic tools that more accurately assess an individual's risk of developing a particular inherited cancer. Currently, individuals at risk may undergo more frequent monitoring and may be able to alter their lifestyles so as to minimize their cancer risk and improve their prognosis. Additionally, the value of predispositional testing is likely to increase as new therapeutic interventions become available. Testing for tumor markers, which indicate biochemical or other changes in the body that are linked to early stages of cancer or pre-cancerous conditions, could also enable earlier detection of cancer, thus potentially improving outcomes. In addition, detection of specific alterations in cancer-related genes may help oncologists predict how patients will respond to various forms of therapy.



     GMO may collaborate with Genzyme Genetics to commercialize service tests for its diagnostic cancer genes. GMO will provide genes it identifies using SAGE or has obtained from third parties, including p53 and a variety of colon cancer genes such as APC, MDM2, HNPCC, DCC and MCC. Genzyme Genetics has the capability to develop tests and provide the diagnostic service commercially. GMO and Genzyme Genetics will negotiate a sharing of income generated from any service tests on an individual gene basis, based on the contributions of each party to the development of the diagnostic product. GMO may also sub-license certain of its diagnostic gene rights to third parties.



SELECTED COLLABORATIVE ARRANGEMENTS



     GMO is currently a party to a number of academic and commercial collaborations and licensing arrangements to provide access to complementary technologies, enhance its expertise in specific cancer indications and out-license products it does not choose to pursue internally. Certain terms of GMO's key collaborative arrangements are discussed below.



  COMMERCIAL COLLABORATIONS



  Schering-Plough



     In December 1997, GMO entered into a research and option agreement with Schering-Plough to combine GMO's proprietary lipid delivery systems with six of Schering-Plough's proprietary genes, including the p53 tumor suppressor gene, to develop gene therapy products. The agreement provides for up-front payments, research funding and milestone payments for research progress on a lipid-based p53 tumor suppressor gene therapy. At any time during the one-year research period, Schering-Plough may exercise its option to exclusively license GMO's gene delivery systems for delivery of the p53 gene. If this option is exercised, Schering will have the option to exclusively license the vector technology for delivery of five additional genes.



  StressGen



     GMO, StressGen and CMDF have formed a joint venture that will fund research and development on the use of stress genes for cancer gene therapy. CMDF has made a cash investment of $10 million (Canadian) in connection with the joint venture and received a one-third interest in the joint venture. CMDF also received warrants to purchase approximately 125,000 shares of GMO Stock. GMO and StressGen each have a one-third interest in the joint venture.



     The joint venture will fund research and development activities at GMO and StressGen, with the parties having the option to reacquire CMDF's one-third interest in the joint venture at designated prices during years three to five. If the parties exercise this option, CMDF will be entitled to exercise, upon the initial filing of a

New Drug Application with the FDA, additional warrants to purchase approximately 125,000 shares of GMO Stock. If GMO and StressGen do not exercise this option, CMDF has the right to sell the commercialization rights to any products that the joint venture may develop to a third party and will be entitled to share in the proceeds, and additional warrants to purchase approximately 125,000 shares of GMO Stock will become exercisable.



  Merck



     In January 1998, GMO non-exclusively licensed an assay to Merck relating to methods for identifying small molecules that interfere with the binding of the MDM2 protein with the p53 protein. GMO received a license fee for the assay and could receive approximately $8 million in milestone payments if certain defined development milestones are achieved by Merck for a product developed by a method licensed from GMO or covered by GMO patent rights. In addition, GMO would receive royalties on worldwide sales of any such product. GMO is obligated to pass through to JHU a portion of any license fees it may receive from Merck.



  GTI/Novartis



     Under an amended license agreement with Genetic Therapy, Inc. ("GTI"), a subsidiary of Novartis AG, GMO has granted GTI a non-exclusive, worldwide royalty-bearing license to use the p53 tumor suppressor gene technology that GMO licensed from JHU, for gene therapy applications. The license agreement entitles GMO to milestone payments and royalties on net product sales. GMO is obligated to pass through to JHU a portion of any royalties it may receive from GTI.



  Xenova



     GMO is a party to a Discovery and Development Collaboration Agreement with Xenova pursuant to which GMO works with Xenova to search for compounds involved in the p53 pathway. Under this collaboration, each party pays the costs of its own activities. Certain of the parties' costs, however, are offset by a grant from the NCI to GMO, Xenova and Memorial Sloan-Kettering Cancer Institute. NCI has granted GMO $479,000 to support research during the grant year ending September 1998, and GMO anticipates that approximately $900,000 will be awarded to GMO over the remaining two year period of the grant, subject to funding availability and satisfactory progress of the research project.



     GMO has exclusive rights in the Western Hemisphere to any products developed through the collaboration, while Xenova retains rights to any such products elsewhere in the world. With the exception of royalties or other sums due to any third party, GMO's exclusive rights in the Western Hemisphere to any products developed through the collaboration are royalty-free. If GMO should choose to pursue development of a compound involved in the p53 pathway identified under the Xenova screening program by itself rather than jointly with Xenova as part of the collaboration, GMO is required to pay Xenova a royalty on net sales of such a compound.



  ACADEMIC COLLABORATIONS


  National Cancer Institute -- Dr. Rosenberg


     GMO has a CRADA with the NCI relating to the development of treatments for metastatic melanoma. The CRADA, which is effective until August 1999, covers the use of adenoviral vectors that incorporate the genes for the proprietary melanoma tumor antigens MART-1 and gp100. Under the CRADA, GMO provides Dr. Steven Rosenberg with clinical grade adenoviral vectors, research funding and support for the conduct of clinical trials at the NCI relating to these vectors in exchange for an option to obtain either an exclusive or non-exclusive license to the technology developed under the CRADA. Dr. Rosenberg is also collaborating with third parties regarding the use of non-adenoviral vectors for the MART-1 and gp100 tumor antigen genes. See "Competition" and "Risk Factors -- Risks Related to GMO -- Uncertainty Regarding Patents and Protection of Proprietary Technology."

  JHU and Dr. Kinzler -- SAGE


     GMO has exclusively licensed the commercial rights to the SAGE technology from JHU in exchange for license fees, milestone payments upon the issuance of patents relating to the technology and royalties on sublicenses by GMO of SAGE patent rights and revenues generated from the provision of SAGE services and the sale of SAGE products. In December 1997, the PTO issued a patent covering the methodology for SAGE. GMO has a research agreement with JHU and Dr. Kinzler (the "SAGE Research Agreement") under which GMO provides funding for Dr. Kinzler's SAGE-related research at JHU through 2000 in exchange for an option to obtain an exclusive worldwide license to technology developed as a part of that research. Under the SAGE Research Agreement, GMO will be obligated to make milestone payments upon the fulfillment of research objectives. Furthermore, GMO has the rights to the SAGE data generated in Dr. Kinzler's laboratory and an option to license diagnostic and therapeutic rights to discoveries using SAGE that are further developed in Dr. Kinzler's laboratory.



  JHU, Roche and Drs. Vogelstein and Kinzler -- Cancer Therapeutics and Diagnostics



     Under the terms of a September 1, 1996 research agreement (the "Cancer Research Agreement") with JHU, GMO sponsors certain cancer-based research (other than SAGE) in Dr. Kinzler's laboratory through 2000 in exchange for an option to obtain an exclusive, worldwide license to technology developed in the course of such research. In addition, GMO has retained Dr. Vogelstein's services on a non-exclusive basis through a consulting agreement that is effective through April 2000.



     In addition, JHU, GMO and Roche are parties to a broad-based license agreement (the "1992 License Agreement") relating to the development and commercialization of technology developed by Dr. Vogelstein under an earlier research agreement. Under the 1992 License Agreement, JHU granted Roche an exclusive license for diagnostic products and services and GMO an exclusive license for oligonucleotide therapeutics, each with the right to sublicense, and a co-exclusive license to GMO and Roche for non-oligonucleotide therapeutics and other products not covered by either GMO's or Roche's exclusive licenses. While the licenses from JHU are exclusive as to all rights that JHU possesses, some of the genes licensed from JHU are covered by patent applications that are co-owned with entities from which GMO and Roche have not obtained a license. GMO will owe royalties to JHU on net sales by GMO and its sublicensees of therapeutic products incorporating technology licensed under the 1992 License Agreement.



     In April 1997, Roche granted GMO a non-exclusive sublicense of its diagnostics rights licensed from JHU, along with the exclusive right to sublicense diagnostic rights to the JHU technology. GMO will owe royalties to Roche on net sales by GMO and its sublicensees of diagnostic products incorporating technology licensed under the 1992 License Agreement.



  Imperial Cancer Research Fund



     GMO collaborates with the ICRT, a wholly owned subsidiary of the ICRF, for the purpose of developing cancer gene therapies and small molecule screens. Under a collaboration agreement relating to gene therapy, GMO provides the ICRF with viral and non-viral gene therapy vectors and funds an investigator to identify gene therapy projects that are of mutual interest to GMO and the ICRF. Once the ICRF identifies an appropriate project, GMO has the first right to sponsor further work on the project at the ICRF in exchange for an option to license the results of such research. Under this agreement, GMO is currently funding research related to suicide gene therapy.



COMPETITION


     Competition in the field of cancer therapeutics and diagnostics is intense. GMO faces, and will continue to face, significant competition from organizations such as large pharmaceutical and biotechnology companies, universities, government agencies and other research institutions in each of these fields. Many of these organizations have greater financial and human resources, more experience in research, preclinical and clinical development, superior expertise in obtaining regulatory approvals and more extensive production and marketing infrastructure than GMO. In particular, GMO is aware of clinical trials sponsored by Rhone-

Poulenc Rorer relating to p53 gene therapy and expects that other large companies will be initiating clinical trials in the near future for p53 and other genes.


     Competition may arise from the use of the same or similar technologies as those currently used or contemplated to be used by GMO, as well as from existing therapeutics and diagnostics, any or all of which may be more effective or less expensive than those developed by GMO. In addition, technological advances or different approaches developed by one or more of GMO's competitors may render GMO's products and services obsolete, less effective or uneconomical. For instance, other companies provide genomics services that are competitive with SAGE. Genzyme believes, however, that SAGE offers several advantages over competing genomics services, including that the genetic sequences used in SAGE for gene identification can be considerably shorter than those used in competing techniques, thereby increasing the rate at which genetic information can be analyzed and the probability of detecting rare genes.


     GMO relies on its strategic partners for support in certain of its research and development programs and intends to rely on partners for preclinical evaluation and clinical development of certain potential products and services. Certain of GMO's strategic partners are conducting multiple product development programs in fields similar to those that are the subject of such partner's strategic alliance with GMO, since the agreements relating to these alliances often define the scope of the collaboration narrowly or do not restrict the partner from pursuing competing development programs. For instance, the NCI, with whom GMO is collaborating regarding the use of adenoviral vectors incorporating the MART-1 and gp100 tumor antigen genes for the treatment of melanoma, is currently working with others on non-adenoviral vector delivery systems for these antigens. Any product candidate of GMO, therefore, may be subject to competition with a potential product under development by a strategic partner. See "Risk Factors -- Risks Relating to GMO -- Intense Competition."

PATENTS AND PROPRIETARY RIGHTS


     GMO has access to Genzyme's patents and proprietary rights for use in its cancer programs. Genzyme pursues a policy of obtaining patent protection both in the U.S. and in selected foreign countries for subject matter considered patentable and important to its business. GMO also licenses certain patents and proprietary rights from third parties. Such technology licenses generally require GMO to make up-front license and milestone payments and to pay royalties upon commercialization of products covered by the licensed technology. See "Risk Factors -- Risks Related to GMO -- Uncertainty Regarding Patents and Protection of Proprietary Technology."



     GMO's SAGE technology was devised and developed by Drs. Kinzler and Vogelstein and their colleagues at JHU and has been licensed exclusively to GMO for commercial applications. In December 1997, the PTO issued a patent covering the methodology for SAGE.



GOVERNMENT REGULATION



     All therapeutic and certain diagnostic products developed by GMO will be subject to regulation by the FDA and other governmental agencies as well as foreign regulatory authorities. See "Risk Factors -- Risks Related to
GMO -- Government Regulation; No Assurance of Regulatory Approvals."


  Regulation of Gene Therapy Products

     In addition to FDA requirements, the National Institutes of Health ("NIH") has established guidelines providing that transfers of recombinant DNA into human subjects at NIH laboratories or with NIH funds must be approved by the NIH Director. The NIH Director has the authority to approve a procedure only if it is determined that no significant risk to health or the environment is presented. NIH has established the Recombinant DNA Advisory Committee ("RAC") to review gene therapy protocols. GMO expects that all of its gene therapy protocols will be subject to RAC review. While there has been significant discussion concerning limiting or possibly eliminating the RAC and its role in regulating gene therapy clinical testing, operating policies currently remain substantially unchanged. In the U.K., GMO's gene therapy protocols will be subject to review by the Gene Therapy Advisory Committee (GTAC).

  Cancer Reform Act

     During 1996 the Clinton administration announced a number of administrative changes at the FDA designed to speed the development and approval of therapies for life-threatening illnesses such as cancer. Three of these changes are directly relevant to GMO: accelerated approval for cancer drugs, increased cancer patient representation at FDA advisory committee meetings and less regulation of "off-label" uses of approved cancer drugs. It is intended that these reforms will result in a reduction in the amount of time the FDA takes to review relevant drugs from twelve to six months. With these changes, the FDA will also begin to rely on a reasonably high rate of verifiable objective partial response to a therapy as a basis for approval without requiring evidence of measurable clinical benefits such as improved survival or quality of life, which previously had been required to be demonstrated prior to approval. GMO believes that these changes could serve to reduce the regulatory burden and reduce the time to obtain approval for its cancer therapeutic products. GMO's experience under the new regime, however, is limited and it cannot be predicted accurately whether these reforms will translate into shorter, less expensive trials with more rapid approval for its products.

  Orphan Drug Act

     The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the U.S. at the time of application for orphan drug designation. Certain of GMO's products, such as the melanoma tumor antigen products, may benefit from protection under the Orphan Drug Act. GMO has obtained orphan drug designation for the MART-1 and gp100 melanoma tumor antigen products, and intends to file for orphan drug designation on any of its other products that may qualify for orphan drug protection.

  Regulation of Diagnostic Services

     The Clinical Laboratories Improvement Act ("CLIA") provides for the regulation of clinical laboratories by the U.S. Department of Health and Human Services. Regulations promulgated under CLIA affect the genetics laboratories of Genzyme General. These regulations mandate that all clinical laboratories be certified to perform testing on human specimens and enumerate specific conditions that must be met for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed by these regulations for each type of test that is performed in a laboratory. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a periodic basis. Any change in CLIA or these regulations or in their interpretation could have a material adverse effect on GMO's ability to provide new cancer genetic diagnostic services through the genetics laboratories of Genzyme General, which may have direct impact upon GMO's business, prospects, financial condition and results of operations.

     While the FDA does not currently regulate genetic tests offered by Genzyme General or contemplated by GMO if used in the genetics laboratories of Genzyme General, the FDA has stated that it has the right to do so, and there can be no assurance that the FDA will not seek to regulate such tests in the future. If the FDA should require that these tests receive FDA approval prior to their use in the genetics laboratories of Genzyme General, there can be no assurance such approval would be received on a timely basis, if at all, or without the expenditure of substantial resources.

                                   MANAGEMENT

SENIOR MANAGEMENT OF GMO

     The senior management of GMO consists of the following individuals:

                                              AGE                     TITLE
                                              ---                     -----
Gail J. Maderis...........................    40     President
Katherine W. Klinger, Ph.D. ..............    45     Senior Vice President, Research and
                                                     Development
Clifford L. Hendrick......................    46     Vice President, Operations
Mark Goldberg, M.D........................    43     Director, Medical Affairs


     MS. MADERIS joined Genzyme in 1992 in Corporate Development, served as Vice President, Gene Therapy from 1993 through June 1997 and, upon the formation of GMO in June 1997, became its President. Ms. Maderis is a member of the scientific advisory board of CMDF. Prior to joining Genzyme, Ms. Maderis practiced strategy and health care consulting at Bain & Company, a management consulting firm, from 1985 to 1992. Ms. Maderis received an M.B.A. from Harvard Business School.



     DR. KLINGER joined Genzyme in August 1989 through its merger with Integrated Genetics, Inc. ("Integrated Genetics") and has served as Senior Vice President, Genetics and Genomics of Genzyme and Senior Vice President Research and Development of GMO since August 1997. Dr. Klinger was Vice President, Science of Genzyme from October 1995 to August 1997 and Vice
President -- Science of IG Laboratories, Inc., a majority-owned subsidiary of Genzyme, from January 1990 until its merger with Genzyme in October 1995. From 1985 to 1989, Dr. Klinger held various positions in the genetic disease group at Integrated Genetics. Dr. Klinger's research has focused on molecular biology and the pathogenesis of inherited diseases. Dr. Klinger serves on a number of NIH grant review boards covering genomics, cellular physiology and clinical trials review. Dr. Klinger received a Ph.D. in Biochemistry from the University of Texas Health Science Center at San Antonio.



     MR. HENDRICK joined Genzyme in 1989 through its merger with Integrated Genetics and served as Senior Director of Development, Gene Therapy from 1995 through June 1997 prior to his assuming the responsibilities for operations of GMO. From 1990 to 1995, Mr. Hendrick was Director, Market Development in Genzyme Pharmaceuticals. From 1983 to 1990, he held various positions in research and development and operations for Integrated Genetics. Mr. Hendrick received an M.B.A. from Northeastern University.



     DR. GOLDBERG joined the Medical Affairs Department at Genzyme in 1996 as Medical Director, Oncology. He has been a member of the Hematology/Oncology staff at Brigham and Women's Hospital since 1987, and is also a staff physician at the Dana Farber Cancer Institute and an Associate Professor of Medicine at Harvard Medical School. Dr. Goldberg received an M.D. from Harvard Medical School.


MANAGEMENT OF GENZYME

     The current executive officers and directors of Genzyme are as follows:


                                                    AGE                       TITLE
                                                    ---                       -----
Henri A. Termeer................................    52    Chairman of the Board, President and Chief
                                                          Executive Officer
Russell J. Campanello...........................    42    Senior Vice President, Human Resources
Earl M. Collier, Jr.............................    51    Executive Vice President, Health Systems and
                                                          Surgical Products
David D. Fleming................................    49    Group Senior Vice President, Diagnostic
                                                          Products and Genetics
John V. Heffernan...............................    59    Senior Vice President
David J. McLachlan..............................    59    Chief Financial Officer; Executive Vice
                                                          President, Finance

                                                    AGE                       TITLE
                                                    ---                       -----
Richard A. Moscicki, M.D........................    46    Chief Medical Officer; Senior Vice President,
                                                          Clinical, Medical and Regulatory Affairs
Alan E. Smith, Ph.D.............................    53    Chief Scientific Officer; Senior Vice
                                                          President, Research
G. Jan van Heek.................................    48    Executive Vice President, Therapeutics and
                                                          Tissue Repair
Peter Wirth.....................................    47    Chief Legal Officer; Executive Vice
                                                          President, Legal, Corporate Development and
                                                          Molecular Oncology
Constantine E. Anagnostopoulos, Ph.D............    75    Director
Douglas A. Berthiaume...........................    48    Director
Henry E. Blair..................................    54    Director
Robert J. Carpenter.............................    52    Director
Charles L. Cooney, Ph.D.........................    53    Director
Henry R. Lewis..................................    72    Director


     Each officer's term of office extends until the meeting of the Genzyme Board following the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal.


     MR. TERMEER has served as President and a Director of the Company since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. For ten years prior to joining the Company, Mr. Termeer worked for Baxter Travenol Laboratories, Inc., a manufacturer of human health care products. Mr. Termeer is a director of ABIOMED, Inc., AutoImmune Inc., Diacrin, Inc., GelTex Pharmaceuticals, Inc. and Genzyme Transgenics Corporation ("GTC") and a trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.



     MR. CAMPANELLO joined Genzyme in March 1998 as Senior Vice President, Human Resources. Prior to joining Genzyme, from March 1996 to March 1998, Mr. Campanello served as Vice President of Nets Incorporated, an internet-based marketing company, and from June 1987 to February 1996 he served as Vice President, Human Resources of Lotus Development Corp., a computer software company. Mr. Campanello is a director of Restrac, Inc., a provider of cross-industry human resource staffing products and related services. Nets Incorporated filed for Chapter 11 bankruptcy protection in May 1997.



     MR. COLLIER joined Genzyme in January 1997 as Senior Vice President, Health Systems and has served as Executive Vice President, Health Systems and Surgical Products since July 1997. Mr. Collier is responsible for Genzyme's surgical products business unit. Prior to joining Genzyme, Mr. Collier was President of Vitas HealthCare Corporation (formerly Hospice Care Incorporated), a provider of health care services, from October 1991 until August 1995. Prior to that, Mr. Collier was a partner in the Washington, D.C. law firm of Hogan & Hartson, which he joined in 1981.



     MR. FLEMING joined the Company in April 1984 and has served as Group Senior Vice President, Diagnostic Products and Services since September 1996. Prior to that date, he had served as President of Genzyme's diagnostics business unit since January 1989 and has been Senior Vice President of the Company since August 1989. For 11 years prior to joining the Company, he worked for Baxter Travenol Laboratories, Inc.



     MR. HEFFERNAN joined the Company as Vice President, Human Resources in October 1989, served as Senior Vice President, Human Resources from May 1992 until March 1998 and currently serves as a Senior Vice President. Prior to joining the Company, he served for more than five years as Vice President, Human Resources Corporate Staff of GTE Corporation, a diversified communications and electronics company.



     MR. MCLACHLAN joined the Company in December 1989 and has served as Executive Vice President, Finance, since September 1996. He served as Senior Vice President, Finance, from December 1989 to September 1996 and has served as


Chief Financial Officer since 1989. Prior to joining the Company, he served for more than five years as Chief Financial Officer for Adams-Russell Electronics Inc., a defense electronics manufacturer, and Adams-Russell Co., Inc., a cable television company. Mr. McLachlan is a director of HearX, Ltd., a company providing products and services to the hearing impaired.



     DR. MOSCICKI joined the Company in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. In September 1996 he became Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer. Since 1979, he has also been a physician staff member at the MGH and a faculty member at the Harvard Medical School.



     DR. SMITH joined the Company in August 1989 as Senior Vice President, Research and became Chief Scientific Officer in September 1996. Prior to joining the Company, he served as Vice President-Scientific Director of Integrated Genetics from November 1984 until its acquisition by the Company in August 1989. From October 1980 to October 1984, Dr. Smith was head of the Biochemistry Division of the National Institute for Medical Research, Mill Hill, London, England and from 1972 to October 1980, he was a member of the scientific staff at the Imperial Cancer Research Fund in London, England. Dr. Smith also serves as a director of GTC.



     MR. VAN HEEK joined the Company in September 1991 as General Manager of its wholly-owned subsidiary, Genzyme, B.V., and became a Genzyme Vice President and President of Genzyme's therapeutics business unit in December 1993. From September 1996 through July 1997, he served as Group Senior Vice President, Therapeutics and since July 1997 has served as Executive Vice President, Therapeutics and Tissue Repair, with responsibility for Genzyme's therapeutics business unit, GTR and international operations. Prior to joining the Company, he was, since 1988, Vice President/General Manager of the Fenwal Division of Baxter Healthcare Corporation. Mr. van Heek also served as President and Treasurer of Neozyme II from March 1992 to January 1996.



     MR. WIRTH joined the Company in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996. Mr. Wirth has responsibility for Genzyme's corporate development activities, GMO and legal. From January 1996 to September 1996, Mr. Wirth served as Senior Vice President and General Counsel of Genzyme. Mr. Wirth was a partner of Palmer & Dodge LLP, a Boston, Massachusetts law firm, from 1982 through September 1996. Mr. Wirth remains of counsel to Palmer & Dodge LLP, and is a director of Transkaryotic Therapies, Inc., a gene therapy company.



     DR. ANAGNOSTOPOULOS is Managing General Partner of Gateway Associates, which is the general partner of Gateway Venture Partners III, L.P., a venture capital partnership. From January 1986 to April 1987, Dr. Anagnostopoulos was a consultant to Monsanto Company, then a producer of pharmaceuticals, chemicals, plastics and textiles, and to Alafi Capital, a venture capital firm. From 1982 through 1985, he served as Corporate Vice President of Monsanto Company.


     MR. BERTHIAUME is Chairman, President and Chief Executive Officer of Waters Corporation, a high technology manufacturer of products used for analysis and purification, formerly a division of Millipore Corporation. From November 1990 to August 1994, he was President of the Waters Division of Millipore Corporation.

     MR. BLAIR is the Chief Executive Officer of Dyax Corp., a privately-held bioseparation, pharmaceutical discovery and development company, and a consultant to several companies, including Genzyme. Prior to January 1990, Mr. Blair was Senior Vice President, Scientific Affairs of Genzyme. Before joining Genzyme in 1981, he was Associate Director of the New England Enzyme Center at Tufts University School of Medicine. Mr. Blair is also a director of GTC and Celtrix Pharmaceuticals, Inc.


     MR. CARPENTER is President of Boston Medical Investors, Inc. and Chairman of GelTex Pharmaceuticals, Inc., a publicly held pharmaceutical development company which he co-founded in November 1991 and where he served as President and Chief Executive Officer until May 1993. Mr. Carpenter was President and Chief Executive Officer of VacTex, Inc., a privately held biotechnology company which he co-founded, from November 1995 until its acquisition by Aquila Biopharmaceuticals, Inc. ("Aquila"), a biotechnology company, in April 1998. Mr. Carpenter was Chairman of the Board, President and Chief Executive Officer of

Integrated Genetics. Following the merger and until 1991, Mr. Carpenter was Executive Vice President of Genzyme, and Chief Executive Officer and Chairman of the Board of IG Laboratories, Inc. Mr. Carpenter is also a director of Apex BioSciences, Inc. and Aquila and, prior to its acquisition by Genzyme in December 1996, was a director of Neozyme II.


     DR. COONEY is a Professor of Chemical and Biochemical Engineering and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology ("MIT"). Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is also a principal of BioInformation Associates, Inc., a consulting company.


     MR. LEWIS is a consultant to several companies and a member of the Board of Directors of Delphax Systems, a manufacturer of high speed non-impact printers. From 1986 to February 1991, Mr. Lewis was the Vice Chairman of the Board of Dennison Manufacturing Company, a manufacturer and distributor of products for the stationery, technical paper and industrial and retail systems markets. From 1982 to 1986, Mr. Lewis was a Senior Vice President of Dennison Manufacturing Company.

                      DESCRIPTION OF GENZYME CAPITAL STOCK

INTRODUCTION

     Genzyme is authorized to issue 390 million shares of common stock, of which 40 million shares have been designated GMO Stock, 200 million shares have been designated GGD Stock, 40 million shares have been designated GTR Stock and 110 million shares remain undesignated as to series. In addition, Genzyme is authorized to issue 10 million shares of preferred stock. Each designated series of Genzyme common stock has the voting powers, qualifications and rights described below.


ASSETS INCLUDED IN GMO



     The GMO Stock is designed to reflect the value and track the performance of GMO. Although Genzyme holds title to all of the assets of the corporation, the assets included for financial statement purposes in GMO are Genzyme's interest in:



          (i) the following businesses, products, or development or research programs:



             (a) the use of the SAGE technology for third parties;



             (b) the clinical program developing adenovirus vectors containing the tumor antigens MART-1 or gp100 for treatment of melanoma;



             (c) the suicide gene therapy research program developing adenovirus and lipid containing genes to enhance chemotherapy for oncology indications;



             (d) the research program developing adenovirus and lipid vectors containing suppressor genes for oncology indications;



             (e) the research program developing adenovirus and lipid containing genes to the immune system for oncology indications, including heat shock proteins;



             (f) the research program developing antibody targeted gene therapy for treatment tumors;



             (g) the research program developing small molecule compounds to inhibit angiogenesis and stimulate apoptosis;



             (h) the research program developing small molecule compounds to regulate tumor suppressor gene function; and



             (i) the research program developing diagnostic applications for tumor suppressor and other cancer-related genes licensed from Roche or identified by JHU using the SAGE technology or other genomics technology;



          (ii) all assets and liabilities of Genzyme to the extent allocated to any such businesses, products, or development or research programs in accordance with generally accepted accounting principles consistently applied for all of Genzyme's business units;



          (iii) to the extent not described above, all assets and liabilities of PharmaGenics; and



          (iv) such businesses, products, or development or research programs developed in, or acquired by, Genzyme for GMO, in each case as determined by the Genzyme Board; provided, however, that, from and after any disposition or transfer to Genzyme General of any business, product, development program, research project, assets or properties, GMO will no longer include the business, product, development program, research project, assets or properties so disposed of or transferred.


DIVIDENDS

     Genzyme has never paid any cash dividends on shares of its capital stock. Genzyme currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on Genzyme common stock in the foreseeable future.

     Dividends on each series of Genzyme common stock may be declared and paid only out of the lesser of funds of Genzyme legally available therefor and the Available GMO Dividend Amount (with respect to the GMO Stock), the Available GGD Dividend Amount (with respect to the GGD Stock) or the Available GTR Dividend Amount (with respect to the GTR Stock). Under the Massachusetts Business Corporation Law (the "MBCL"), the payment of dividends is permitted if the corporation is not insolvent, the dividend payment does not render the corporation insolvent, and the dividend payment does not violate the corporation's articles of organization. Subject to such limitations, the Genzyme Board may, in its sole discretion, declare and pay dividends exclusively on any series of Genzyme common stock, in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each series, the respective voting and liquidation rights of each series, the amounts of prior dividends declared on each series or any other factor.

     As stated above, in addition to the statutory limitations under the MBCL, dividends on the GMO Stock, GGD Stock and the GTR Stock are limited to an amount not in excess of the Available GMO Dividend Amount, the Available GGD Dividend Amount or the Available GTR Dividend Amount, respectively. The "Available Dividend Amount" with respect to a particular series of Genzyme common stock is defined to mean generally the greater of

          (i) the excess of

             (a) the greater of

                (X) the fair value of the net assets allocated to the division represented by such series of Genzyme common stock and

                (Y) an amount equal to stockholders' equity allocated to such division as of June 30, 1994, in the case of the GGD Stock and the GTR Stock, and September 30, 1996, in the case of the GMO Stock, increased or decreased, as appropriate, to reflect, after such date

                    (1) the net income or loss of such division,

                    (2) any dividends or other distributions (including by
               reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to such division, but excluding dividends or other distributions paid in shares of capital stock attributed to such division to the holders thereof and

                    (3) any other adjustments to the stockholders' equity of
               such division made in accordance with generally accepted accounting principles, over

             (b) the aggregate par value of all outstanding shares of capital stock attributed to such division and

          (ii) the amount legally available for the payment of dividends determined in accordance with Massachusetts law applied as if such division were a separate corporation.

EXCHANGE OF GMO STOCK AND GTR STOCK

     The GMO Stock or the GTR Stock may be exchanged for any combination of cash and/or GGD Stock upon the terms described below. Genzyme cannot predict the impact on the market prices for each class of Genzyme common stock of its ability to effect such exchanges.

     Optional Exchange. The Genzyme Board may at any time exchange all outstanding shares of GMO Stock or GTR Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GMO Stock or GTR Stock, as the case may be, such Fair Market Value being determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such exchange.

     The foregoing provision allows Genzyme the flexibility to redeem all outstanding shares of GMO Stock and/or GTR Stock and leave outstanding one or two series of Genzyme common stock that would, collectively, represent the residual equity interest in all of Genzyme's businesses. The optional exchange could be exercised at any future time if the Genzyme Board determined that, under the facts and circumstances then existing, an equity structure consisting of three series of common stock was no longer in the best interests of all of Genzyme's stockholders. Such exchange may be completed, however, at a time that is disadvantageous to the holders of a particular series of Genzyme common stock. The right of the Genzyme Board to exchange at any time all outstanding shares of GMO Stock or GTR Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of the GMO Stock or the GTR Stock does not preclude the Genzyme Board from making an offer to exchange such shares on terms other than those provided in the Genzyme Charter. Although any alternative offer would be subject to acceptance by holders of the shares to be exchanged, such offer could be made on terms less favorable than those provided in the Genzyme Charter. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts."

     Mandatory Exchange. In the event of the disposition, in one transaction or a series of related transactions, by Genzyme of all or substantially all of the properties and assets allocated to GMO or GTR (other than in connection with the sale by Genzyme of all or substantially all of its properties and assets) to any person, entity or group (other than (i) a wholly-owned subsidiary of Genzyme or (ii) any entity formed at the direction of Genzyme in connection with obtaining financing for the programs or products of GMO or GTR, as the case may be), Genzyme will be required to exchange each outstanding share of GMO Stock for any combination of cash and/or GGD Stock having a Fair Market Value equal to 130% of the Fair Market Value of GMO Stock or the GTR Stock, as the case may be, as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such disposition. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- Exchange of GMO Stock and GTR Stock."

VOTING RIGHTS


     Holders of shares of each series of Genzyme common stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote (including the election of directors). On all such matters, each share of GGD Stock has one vote, each share of GMO Stock has, through December 31, 1998, .25 vote, and each share of GTR Stock has, through December 31, 1998, .33 vote. Holders of outstanding GGD Stock, GMO Stock and GTR Stock currently have approximately 91.1%, 1.2% and 7.7%, respectively, of the total voting power of Genzyme. Following completion of this offering and assuming that the Underwriters' over-allotment option is not exercised, holders of GGD Stock, GMO Stock and GTR Stock will have approximately 90.4%, 2.0% and 7.6%, respectively, of the total voting power of Genzyme. On January 1, 1999 and on each January 1 every two years thereafter, the number of votes to which each share of GMO Stock and GTR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of GMO Stock or GTR Stock, as the case may be, to the Fair Market Value of one share of GGD Stock as of such date. If no shares of GGD Stock are outstanding on such date, then all other series of Genzyme common stock outstanding on such date will have a number of votes such that each share of the series of common stock that has the highest Fair Market Value per share on such date (the "Base Series") will have one vote, and each share of each other series of outstanding common stock will have the number of votes determined according to the immediately preceding sentence, treating, for such purpose, the Base Series as the GGD Stock in such sentence.


     The voting rights of the GMO Stock and the GTR Stock will be appropriately adjusted so as to avoid dilution in the aggregate voting rights of any series of Genzyme common stock in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of such series. If shares of only one series of Genzyme common stock are outstanding, or if shares of any series of Genzyme common stock are entitled to vote separately as a class, each share of that series would have one vote.

     The relative voting rights of each series of Genzyme common stock are adjusted from time to time as described above so that a holder's voting rights may more closely reflect the market value of such holder's equity investment in Genzyme. Adjustments in the relative voting rights of each class of Genzyme common stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire such percentage of all series of Genzyme common stock, and will limit the ability of investors in one series to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other series. To the extent the relative market values of each series of Genzyme common stock change prior to the first such adjustment or in between any adjustments, however, an investor in one series of Genzyme common stock may acquire relatively more or less voting power for the same consideration when compared with investors in another series of Genzyme common stock.

     In addition to voting together as a single class of stock, the Genzyme Charter requires the approval by the holders of the affected series of Genzyme common stock at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against to:

          (i) allow any proceeds from the disposition of the properties or assets allocated to any division to be used in the business of the other division without fair compensation,

          (ii) allow any properties or assets allocated to any division to be used in the business of another division or for the declaration or payment of any dividend or distribution on any series of Genzyme common stock not attributed to such division without fair compensation,

          (iii) issue shares of any series of Genzyme common stock without allocating the proceeds of such issuance to the division represented by such series of Genzyme common stock (provided, however, that Genzyme may without such approval issue GMO Designated Shares and GTR Designated Shares),

          (iv) change the rights or preferences of any series of Genzyme common stock so as to affect the series adversely or

          (v) effect any merger or business combination involving Genzyme as a result of which (a) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (b) the holders of all series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of Genzyme common stock as of the date of the first public announcement of such merger or business combination.

     In addition to the voting rights provided in the Genzyme Charter, the approval of the holders of a majority of the outstanding shares of each series of Genzyme common stock, voting together as a single class, is required under the current MBCL to approve any amendment to the articles of organization that would alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely. The MBCL does not currently provide for any other separate voting rights for a series of common stock. Consequently, because most matters brought to a stockholder vote will only require the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote on such matters (including all series of common stock) voting together as a single class and because the holders of GGD Stock will initially have more than the number of votes required to approve any such matter, such holders would be in a position to control the outcome of the vote on such a matter. See "Risk Factors -- Risks Related to Genzyme Tracking Stock -- No Additional Separate Voting Rights."

LIQUIDATION RIGHTS

     In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme, after Genzyme has satisfied or made provision for its debts and obligations and for payment to the holders of shares of any series of capital stock having preferential rights to receive distributions of the net assets of Genzyme, the holders of Genzyme common stock are entitled to receive the net assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such series and will have no direct claim against any particular assets of Genzyme or any of its subsidiaries. Each share of GGD Stock has 100 liquidation units, each share of GMO Stock has 25 liquidation units and each share of GTR Stock has 58 liquidation units. The liquidation units of the GMO Stock and the GTR Stock will be appropriately adjusted so as to avoid dilution in the aggregate liquidation rights of any series in the event the outstanding shares of any series are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of any series as a dividend or a distribution to holders of shares of that series, but will not otherwise be adjusted. A merger or business combination involving Genzyme or a sale of all or substantially all of the assets of Genzyme will not be treated as a liquidation. Genzyme may not, however, without approval by the holders of the GMO Stock and the GTR Stock voting as separate series of stock, effect any merger or business combination involving Genzyme as a result of which (i) the holders of all series of Genzyme common stock shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (ii) the holders of each series of Genzyme common stock do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each series of common stock as of the date of the first public announcement of such merger or business combination.


GMO DESIGNATED SHARES AND GTR DESIGNATED SHARES

     GMO Designated Shares and GTR Designated Shares are authorized shares of GMO Stock and GTR Stock, respectively, which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GMO or GTR, respectively. The shares of GMO Stock and GTR Stock that are issuable with respect to the GMO Designated Shares and the GTR Designated Shares, respectively, are not outstanding shares of GMO Stock or GTR Stock, are not eligible to receive dividends and cannot be voted by Genzyme.

     Pursuant to the merger agreement with PharmaGenics, the initial number of GMO Designated Shares was set at 6,000,000 as compensation to Genzyme General for the assets it contributed to GMO. The number of GMO Designated Shares from time to time will be:

          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GMO Stock and dividends or distributions of shares of GMO Stock to holders of GMO Stock and other reclassifications of GMO Stock;

          (ii) decreased by (a) the number of any shares of GMO Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GMO Stock issued upon the exercise or conversion of securities convertible into GMO Stock that are attributed to Genzyme General and (c) the number of any shares of GMO Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

          (iii) increased by

             (a) the number of any outstanding shares of GMO Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General;

             (b) the number of shares of GMO Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GMO (other than reallocations that represent sales at fair value between such divisions) divided by the Fair Market Value of one share of GMO Stock as of the date of such reallocation;

             (c) with respect to the Equity Line, a number equal to the sum of the quotients obtained by dividing (A) the amount of each advance under the Equity Line by (B) $7.00 plus or minus a daily proration of the difference between the price to the public in this offering and $7.00, assuming straight line appreciation or depreciation in the value of the GMO Stock over the period from the closing date of the acquisition of PharmaGenics to the closing date of this offering; and, thereafter, upon each advance made under the Equity Line, a number equal to the quotient obtained by dividing (X) the amount of each such advance by (Y) the Fair Market Value of the GMO Stock on the date of such advance; or

             (d) the number of shares of GMO Stock into which the Genzyme Board elects to convert the promissory note dated February 10, 1997 issued by PharmaGenics to Genzyme evidencing amounts borrowed by PharmaGenics from Genzyme General prior to completion of its merger with Genzyme.

Since no draws have been made under the Equity Line and the Equity Line will terminate upon the closing of this offering, no GMO Designated Shares will arise as a result of the calculation described in clause (iii)(c) above. Additional GMO Designated Shares will arise as a result of the calculation described in clause (iii)(d) above if the Genzyme Board elects to convert the principal and interest due Genzyme General under the $2,450,000 note referred to in such clause. Such note is currently reflected as an intracompany loan from Genzyme General to GMO, which bears interest at an annual rate of 6.1% and matures in 2002. If the Genzyme Board elects to convert the note into GMO Designated Shares on or after the closing date of this offering, the conversion price will be the per share price to the public in this offering. The Genzyme Board currently intends to convert the note into GMO Designated Shares immediately following the completion of this offering. Assuming the per share price to the public in this offering is $10.00 per share, the note will be converted into approximately 262,066 GMO Designated Shares.


     The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GMO Designated Shares to a number which is less than zero.


     As of December 31, 1997, there were 885,053 GTR Designated Shares. The number of GTR Designated Shares from time to time will be:


          (i) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of the GTR Stock and dividends or distributions of shares of GTR Stock to holders of GTR Stock and other reclassifications of GTR Stock;

          (ii) decreased by (a) the number of any shares of GTR Stock issued by Genzyme, the proceeds of which are allocated to Genzyme General, (b) the number of any shares of GTR Stock issued upon the exercise or conversion of securities convertible into GTR Stock that are attributed to Genzyme General and (c) the number of any shares of GTR Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of GGD Stock; and

          (iii) increased by (a) the number of any outstanding shares of GTR Stock repurchased by Genzyme, the consideration for which was allocated to Genzyme General, (b) one for each $10.00 reallocated from Genzyme General to GTR from time to time in satisfaction of the purchase option of Genzyme General set forth in section 4.18 of the Agreement and Plan of Reorganization among Genzyme, Phoenix Acquisition Corporation and BioSurface Technology, Inc. dated as of July 25, 1994, up to a maximum $30,000,000, and (c) the number of shares of GTR Stock equal to the fair value (as determined by the Genzyme Board) of assets or properties allocated to Genzyme General that are reallocated to GTR (other than reallocations that represent sales at fair value between such divisions) divided by the Fair Market Value of one share of GTR Stock as of the date of such reallocation.

     The Genzyme Charter prohibits the taking of any action which would have the effect of reducing the number of GTR Designated Shares to a number which is less than zero.


     Whenever additional shares of any series of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division, and (ii) the number of such shares issued and sold from the GMO Designated Shares or the GTR Designated Shares, which shall reduce the number of GMO Designated Shares or GTR Designated Shares, as the case may be, and the proceeds of which may be used for any proper corporate purpose. In the event Genzyme repurchases outstanding shares of GTR Stock or GMO Stock, it will identify the number of shares that are repurchased for consideration that was allocated to Genzyme General and the number of GTR Designated Shares or GMO Designated Shares may increase accordingly.


"ANTI-TAKEOVER" PROVISIONS

     Contractual Measures. The Genzyme Charter and the By-Laws of Genzyme (the "By-Laws") contain provisions that could discourage potential takeover attempts and prevent stockholders from changing Genzyme's management, including authorization of the Genzyme Board to issue shares of common stock and preferred stock in series, enlarge the size of the Genzyme Board and fill any vacancies on the Genzyme Board, and restrictions on the ability of stockholders to call a special meeting of stockholders, bring business before an annual meeting and nominate candidates for election as directors. Genzyme also has agreements with certain officers containing change of control provisions.

     In addition, Genzyme has a stockholder rights plan. Under this plan, each outstanding share of GMO Stock, GGD Stock and GTR Stock also represents a right that, under certain circumstances, may trade separately from the GMO Stock, GGD Stock and GTR Stock, respectively. The rights, which are not currently exercisable, under certain circumstances will permit their holders (other than an acquiror) to purchase at a favorable price large amounts of GMO Stock, GGD Stock and GTR Stock or securities of a successor to Genzyme with the result that an acquiror's interest in Genzyme would be substantially diluted. The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between Genzyme and American Stock Transfer and Trust Company as Rights Agent.

     Business Combination Statute. The Massachusetts "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he or she may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

     Genzyme is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in the Genzyme Charter or the By-Laws. Genzyme has not made such election and does not currently intend to make such an election.

     Control Share Acquisition Statute. The Massachusetts "Control Share Acquisition" statute provides that a person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3% or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquiror to consummate the purchase before the stockholder vote is taken.

     The Control Share Acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of incorporation or by-laws. The By-Laws contain a provision pursuant to which Genzyme elected not to be governed by the Massachusetts Control Share Acquisition statute. However, if at a future date the Genzyme Board determines that it is in the best interests of Genzyme and its stockholders that Genzyme be governed by the statute, the By-Laws may be amended to permit it to be governed by such statute. Any such amendment, however, would apply only to acquisitions crossing the thresholds which occur after the effective date of such amendment.

     See "Risk Factors -- Risks Related to GMO -- Possible Adverse Effect of Anti-Takeover Provisions."

DETERMINATIONS BY THE GENZYME BOARD

     Any determination made by the Genzyme Board in good faith under any of the provisions described above will be final and binding on all stockholders of Genzyme.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company is the registrar and transfer agent for the GGD Stock and the GTR Stock, and will act as the registrar and transfer agent for the GMO Stock.

                MANAGEMENT AND ACCOUNTING POLICIES GOVERNING THE
                       RELATIONSHIP OF GENZYME DIVISIONS

     The Genzyme Board has adopted policies to govern the management of the GMO, Genzyme General and GTR. These policies are summarized below. Except as otherwise provided in the policies, the Genzyme Board may further modify or rescind the policies in its sole discretion without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders. The Genzyme Board may also adopt additional policies depending upon the circumstances. Any determination of the Genzyme Board to modify or rescind the policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the common stock representing the three divisions, would be governed by the principles of Massachusetts law discussed under "Risk Factors -- Risks Related to Genzyme Tracking Stock -- No Rights or Additional Duties with Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

PURPOSE OF GENZYME MOLECULAR ONCOLOGY AND GENZYME TISSUE REPAIR

     The purpose of GMO is to create a focused, integrated oncology business that will develop and commercialize novel therapeutic and diagnostic products and services based upon molecular tools and genomics information. The purpose of GTR is to create a business with a comprehensive approach to the field of tissue repair by developing and commercializing a portfolio of novel products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners, L.P.). In addition to the programs initially assigned to each of GMO and GTR, it is expected that the product and service portfolio of each division will expand through the addition of complementary programs, products and services developed either internally or externally to the division, including acquiring or in-licensing programs, products and services from outside of Genzyme. Each of GMO and GTR will be operated and managed similarly to Genzyme General.

REVENUE ALLOCATION

     Other than revenues received in connection with transactions subject to the policy regarding Other Interdivision Transactions, revenues from the sale of a division's products and services shall be credited to that division.

EXPENSE ALLOCATION

     Other than expenses incurred in connection with transactions subject to the policy regarding Other Interdivision Transactions, all direct expenses shall be charged to the division for the benefit of which they are incurred. Corporate and general and administrative expenses or other indirect costs will be allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate.

TAX ALLOCATIONS

     Income taxes shall be allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation.

ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS

     Upon the acquisition by Genzyme from a third party of any programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired shall be allocated among the divisions of Genzyme. In the case of material acquisitions, such allocation shall be made in a manner determined by the Genzyme Board to be fair and reasonable to each division and to holders of the common stock representing each division, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination by the Genzyme Board will be final and binding on all holders of common stock.

DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS

     Upon any sale, transfer, assignment or other disposition by Genzyme of any product, program or asset not consisting of all or substantially all of the assets of a division, all proceeds from such disposition shall be allocated to the division to which the program, product or asset had been allocated. If the program, product or asset was allocated to more than one division, the proceeds of the disposition shall be allocated among such divisions based on their respective interests in such program, product or asset. Such allocation shall be made in a manner determined by the Genzyme Board to be fair and reasonable to such divisions and to holders of the common stock representing such divisions, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination by the Genzyme Board will be final and binding on all holders of common stock.

INTERDIVISION ASSET TRANSFERS

     The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations shall be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from Genzyme General to GMO or to GTR, the Genzyme Board may elect to account for such reallocation as an increase in the Designated Shares representing the division to which such assets are reallocated in accordance with the provisions of the Genzyme Charter.

     Notwithstanding the foregoing, no Key GMO Program or Key GTR Program, as defined below, may be transferred out of GMO or GTR, respectively, without a class vote of the holders of the common stock representing the division from which such Key GMO Program or Key GTR Program is to be removed unless the Genzyme Board determines that (i) in the case of a Key GMO Program, such Key GMO Program has application outside of the field of oncology (in which case it may be transferred out only for the non-oncology applications; provided, however, that the SAGE service (as herein defined) may not be transferred out of GMO for any application without the approval of the holders of GMO Stock voting as a separate class); and (ii) in the case of a Key GTR Program, such Key GTR Program has application outside of the field of tissue repair (in which case it may be transferred out only for the non-tissue repair applications).

     A "Key GMO Program" is any of the following:

          (i) use of SAGE technology licensed from JHU for third parties (the "SAGE Service");

          (ii) the clinical program developing adenovirus vectors containing the tumor antigens MART-1 or gp100 for the treatment of melanoma;

          (iii) the "suicide" gene therapy research program developing adenovirus and lipid vectors containing genes to enhance chemotherapy for oncology indications;

          (iv) the research program developing adenovirus and lipid vectors containing tumor suppressor genes for oncology indications;

          (v) the research program developing adenovirus and lipid vectors containing genes to regulate the immune system for oncology indications, including heat shock proteins;

          (vi) the research program developing antibody-targeted gene therapy for the treatment of tumors; and

          (vii) any additional program, product or service being developed from time to time in GMO which (a) constituted 20% or more of the research and development budget of GMO in any one of the three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GMO.

     A "Key GTR Program" is any of the following:

          (i) Vianain(R) for debridement of necrotic or damaged tissue;

          (ii) TGF-SS(2) for all indications licensed from Celtrix Pharmaceuticals, Inc. as of December 16, 1994;

          (iii) Epicel(sm) cultured epithelial cell autografts for tissue replacement or repair;

          (iv) Acticel(sm) cultured epithelial cell allografts for tissue replacement or repair;

          (v) Carticel(TM) autologous cultured chondrocytes; and

          (vi) any additional tissue repair program or product being developed from time to time in GTR which (a) constituted 20% or more of the research and development budget of GTR in any one of the three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GTR.

     The foregoing policies regarding transfers of assets between divisions will not be changed by the Genzyme Board without the approval of the holders of the GMO Stock and the GTR Stock, each voting as a separate class; provided, however, that if a policy change affects GMO or GTR alone, only holders of shares representing the affected division will be entitled to a class vote on such matter.

OTHER INTERDIVISION TRANSACTIONS

     This policy shall cover interdivision transactions other than asset transfers, which shall be subject to the policy regarding Interdivision Asset Transfers. From time to time, a division may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Such transactions shall be subject to the following conditions:

          (i) Research performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. Such costs shall be allocated in the manner described above under "Expense Allocation," and the division performing the research will not recognize revenue as a result of performing such research.

          (ii) Corporate and general and administrative services will be provided by each division to any other division requesting such services on a cost basis and such costs shall be allocated in the manner described above under "Expense Allocation."

          (iii) Other than research, corporate and general and administrative services, interdivision transactions shall be on terms and conditions that would be obtainable in transactions negotiated at arm's length with unaffiliated third parties.

          (iv) Any interdivision transaction (a) to be performed on terms and conditions that deviate from the policies set forth in subparagraphs (i),
     (ii) or (iii) above and (b) that is material to one or more of the participating divisions will require approval by the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

          (v) If a division (the "Purchasing Division") requires any product or service from which another division (the "Selling Division") derives revenues from sales to third parties (a "Commercial Product or Service"), the Purchasing Division may solicit from the Selling Division a bid to provide such Commercial Product or Service in addition to any bids solicited by the Purchasing Division from third parties. Subject to the determination by the Genzyme Board that the bid of the Selling Division is fair and reasonable to each division and to holders of common stock representing each division and that the Purchasing Division will accept the Selling Division's bid, the Purchasing Division may accept any bid deemed to offer the most favorable terms and conditions for providing the Commercial Product or Service sought by the Purchasing Division.

          (vi) Loans may be made from time to time between divisions. Any such loan of $1 million or less will mature within 18 months and interest will accrue at the best borrowing rate available to Genzyme for a loan of like type and duration. Amounts borrowed in excess of $1 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division.

ACCESS TO TECHNOLOGY AND KNOW-HOW

     Each of GMO, Genzyme General and GTR will have free access to all technology and know-how of Genzyme that may be useful in such division's business, subject to any obligations or limitations applicable to Genzyme.

DISPOSITION OF GMO DESIGNATED SHARES AND GTR DESIGNATED SHARES

     (i) The GMO Designated Shares and the GTR Designated Shares may be (a) issued upon the exercise or conversion of outstanding stock options, warrants or convertible securities allocated to Genzyme General, (b) subject to the restrictions set forth below under "Issuance of Additional Shares of Any Series of Common Stock," sold for any valid business purpose or (c) distributed as a dividend to the holders of shares of GGD Stock, all as determined from time to time by the Genzyme Board, subject to the following policies regarding annual distributions.

     (ii) If, as of November 30 of each year starting November 30, 1998, the number of GMO Designated Shares on such date (not including those reserved for issuance with respect to stock options, stock purchase rights, warrants or other securities convertible into or exercisable for shares of GGD Stock outstanding on such date ("GGD Convertible Securities") as a result of anti-dilution adjustments required by the terms of such instruments or approved by the Genzyme Board) exceeds ten percent (10%) of the number of shares of GMO Stock then issued and outstanding, then substantially all GMO Designated Shares will be distributed to holders of record of GGD Stock, subject to reservation of a number of such shares equal to the sum of:

          (a) the number of GMO Designated Shares reserved for issuance upon the exercise or conversion of GGD Convertible Securities and


          (b) the number of GMO Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General;



provided, however, that Genzyme may defer the distribution of GMO Designated Shares provided by this policy until 360 days after the day this offering is completed.


     (iii) If, as of May 31 of each year starting May 31, 1997, the number of GTR Designated Shares on such date (not including those reserved for issuance with respect to GGD Convertible Securities as a result of antidilution adjustments required by the terms of such instruments or approved by the Genzyme Board) exceeds ten percent (10%) of the number of shares of GTR Stock then issued and outstanding, then substantially all GTR Designated Shares will be distributed to holders of record of GGD Stock subject to reservation of a number of such shares equal to the sum of:

          (a) the number of GTR Designated Shares reserved for issuance upon the exercise or conversion of GGD Convertible Securities and

          (b) the number of GTR Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

ISSUANCE AND SALE OF ADDITIONAL SHARES OF COMMON STOCK


     When additional shares of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division, and
(ii) the number of such shares issued and sold that shall reduce the number of Designated Shares of such division. Notwithstanding the foregoing, Genzyme will not sell any GMO Designated Shares or GTR Designated Shares (except upon exercise or conversion of options, warrants or convertible securities issued by Genzyme General that were adjusted as a result of a dividend of GMO Stock or GTR Stock paid to holders of GGD Stock) unless (i) the Genzyme Board determines that GMO or GTR, as the case may be, has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of GMO Stock or GTR Stock, as the case may be, are concurrently being sold for the account of GMO or GTR, respectively, in an amount that will produce proceeds sufficient to fund such division's cash needs for the next 12 months.


OPEN MARKET PURCHASES OF SHARES OF COMMON STOCK

     Genzyme may make open market purchases of any series of its common stock in accordance with applicable securities law requirements; provided, however, that in no event shall any such purchases be made if as an immediate result thereof the number of Designated Shares representing a division will exceed 60% of the number of shares of such division outstanding plus such number of Designated Shares. Notwithstanding the foregoing, within 90 days of any open market purchase of the common stock representing any division, Genzyme may not exercise the right provided under the Genzyme Charter to exchange shares representing such division for cash and/or shares of GGD Stock.

CLASS VOTING

     In addition to any stockholder approval required by Massachusetts law, whenever the approval of the holders of the common stock representing a division is required to take any action pursuant to these policies or the Genzyme Charter, such requirement shall be satisfied if a meeting of the holders of the common stock representing such division is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.

NON-COMPETE

     Genzyme will not develop products or services outside of GMO or GTR which compete or would compete with products or services being developed or sold by GMO or GTR, respectively, other than through joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties, which transactions shall be subject to the conditions set forth in the policy regarding Other Interdivision Transactions.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for GMO Stock. No prediction can be made as to the effect, if any, that market sales of shares of GMO Stock or the availability of shares of GMO Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales or other distributions of substantial amounts of GMO Stock in the public market after the events described below could adversely affect the prevailing market price of the GMO Stock and the ability of GMO to raise equity capital in the future.

     Upon completion of this offering, 6,928,572 shares of GMO Stock will be outstanding. See "Capitalization." In addition to these shares, approximately 6,262,066 GMO Designated Shares have been reserved for issuance for the benefit of Genzyme General or its stockholders. Of these shares, 6,000,000 were reserved as compensation to Genzyme General for the assets it contributed to GMO upon its formation and approximately 262,066 will be reserved upon completion of this offering upon conversion of principal and interest outstanding under Genzyme's $2,450,000 loan to PharmaGenics. Genzyme may issue these GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds therefrom to Genzyme General.

     All of the 3,928,572 shares of GMO Stock outstanding prior to this offering were issued to the former preferred stockholders of PharmaGenics upon its acquisition by Genzyme in June 1997. The merger agreement relating to the acquisition provides that all certificates for GMO Stock issued to such stockholders will be held by Genzyme's transfer agent, and that no transfers of GMO Stock may be made, until the earlier of:

          (i) in the case of certificates to be issued to the executive officers and directors of PharmaGenics and each of HealthCare Ventures II, L.P., HealthCare Ventures III, L.P., HealthCare Ventures IV, L.P., Hudson Trust, Everest Trust, PaineWebber R&D Partners III, L.P. and their respective affiliates, who hold an aggregate of 1,605,261 shares of GMO Stock, (a) 270 days after the effective date of the Registration Statement and (b) the distribution or sale of GMO Designated Shares by Genzyme to the public; and

          (ii) in the case of certificates to be issued to all other PharmaGenics preferred stockholders, (a) 180 days after the effective date of the Registration Statement and (b) the distribution or sale of GMO Designated Shares by Genzyme to the public.

     The number of shares of GMO Stock to be distributed to the former stockholders of PharmaGenics is subject to reduction as a result of any payments made, or reasonably expected to be made, and any expenses incurred, or reasonably expected to be incurred, by Genzyme in connection with any appraisal or other legal proceedings brought by former PharmaGenics stockholders in connection with the PharmaGenics acquisition.

     Genzyme has agreed that it will not, without the consent of two of the Representatives, (i) waive the foregoing provisions relating to the timing of the issuance of GMO Stock certificates to the former PharmaGenics stockholders or (ii) subject to certain exceptions, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or file with the Commission a registration statement under the Securities Act to register, any shares of GMO Stock (including the GMO Designated Shares) or securities convertible into or exchangeable for GMO Stock, or warrants or other rights to acquire such shares during the period of 180 days (with respect to the GMO Stock) or the period of 360 days (with respect to the GMO Designated Shares) following the date of the Prospectus.

     Upon delivery of the GMO Stock certificates to PharmaGenics preferred stockholders, all shares of GMO Stock represented by such certificates will be freely tradeable without restriction under the Securities Act, except for shares held by "affiliates," as that term is defined in the Securities Act, of either Genzyme or PharmaGenics, which shares are restricted from resale pursuant to Rule 145 under the Securities Act.

     In addition, up to 3,475,915 shares of GMO Stock are issuable upon conversion of amounts payable pursuant to the GMO Debentures. While the GMO Debentures are not convertible until 91 days after the effective date of the Registration Statement, all shares of GMO Stock issued pursuant to any such conversion will be eligible for resale in the public market immediately following conversion.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the GMO Stock in Canada is being made only on a private placement basis exempt from the requirement that Genzyme prepare and file a prospectus with the securities regulatory authorities in each province where trades of GMO Stock are effected. Accordingly, any resale of the GMO Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of the GMO Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of GMO Stock in Canada who receives a purchase confirmation will be deemed to represent to Genzyme and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such GMO Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Resale Restrictions," (iv) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell the GMO Stock to such purchaser and (v) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of section 43 of the Securities Act (Quebec).

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of GMO Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any GMO Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Genzyme. Only one such report must be filed in respect of the GMO Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of GMO Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the GMO Stock in the particular circumstances and with respect to the eligibility of the GMO Stock for investment by the purchaser under relevant Canadian legislation.

LANGUAGE OF DOCUMENTS

     Canadian purchasers hereby acknowledge that it is their express wish that all documents evidencing or relating in any way to the sale of the GMO Stock be drawn up in the English language only. Les acheteurs Canadiens reconnaissent par les presentes que c'est leur volonte expresse que tous les documents faisant foi ou se repportant de quelque maniere a la vente des valeurs mobilieres de GMO soient rediges en anglais seulement.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated, Cowen & Company and Credit Suisse First Boston Corporation are acting as Representatives, have severally agreed, subject to the terms and conditions of the Underwriting Agreement between Genzyme and the Representatives
dated                , 1998 (the "Underwriting Agreement"), to purchase from
Genzyme, and Genzyme has agreed to sell to the Underwriters, the number of shares of GMO Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
PaineWebber Incorporated....................................
Cowen & Company.............................................
Credit Suisse First Boston Corporation......................

                                                                 ----------
          Total.............................................      3,000,000
                                                                 ==========

     Genzyme has been advised by the Representatives that the Underwriters propose to offer the shares of GMO Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities
dealers at such price, less a concession not in excess of $          per share,
and that the Underwriters and such dealers may reallow to other dealers,
including the Underwriters, a discount not in excess of $          per share.
After the commencement of the initial public offering, the price to the public, the concessions to selected dealers and the discounts to other dealers may be changed by the Representatives. No such reduction shall change the amount of proceeds to be received by GMO as set forth on the cover page of this Prospectus.

     Genzyme has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 450,000 shares of GMO Stock from Genzyme at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise the option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of GMO Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     Genzyme has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Genzyme has agreed that it will not, without the consent of two of the Representatives, subject to certain exceptions, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell, or otherwise dispose of, or file with the Commission a registration statement under the Securities Act to register, any shares of GMO Stock (including the GMO Designated Shares) or securities convertible into or exchangeable for GMO Stock, or warrants or other rights to acquire such shares during the period of 180 days (with respect to the GMO Stock) or the period of 360 days (with respect to the GMO Designated Shares) following the date of the Prospectus. All of the other shares of GMO Stock outstanding prior to this offering were issued to the former preferred stockholders of PharmaGenics upon its acquisition by Genzyme in June 1997 and the merger agreement relating to the acquisition places limits on the ability of such stockholders to transfer their shares for specified periods of time following this offering. See "Shares Eligible For Future Sale."

     Prior to this offering, there has been no public market for GMO Stock. Consequently, the initial public offering price for the GMO Stock offered hereby will be determined through negotiations between Genzyme and the Representatives and may not be indicative of the market price of GMO Stock following this offering. Among the factors to be considered in such negotiations will be prevailing market conditions, certain financial information of GMO, market valuations of other companies that Genzyme and the Representatives believe to be comparable to GMO, estimates of the business potential of GMO, the present state of GMO's development, the current state of the economy as a whole and other factors deemed relevant.

     During and after the offering, the Underwriters may purchase and sell GMO Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of GMO Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of GMO Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

     Because Proprietary Convertible Investment Group, Inc., an affiliate of Credit Suisse First Boston Corporation, holds 50% of the GMO Debentures, this offering is being conducted pursuant to National Association of Securities Dealers, Inc. (the "NASD") Conduct Rule 2720. In accordance with these provisions, Cowen & Company is acting, and assuming the responsibility of acting, as qualified independent underwriter ("QIU"), and the offering price of the GMO Stock will be no higher than that recommended by the QIU. The QIU has participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed the due diligence with respect thereto. In addition, no NASD member participating in the distribution will be permitted to confirm sales to accounts over which it exercises discretionary authority without the prior specific written consent of the customer.

     Credit Suisse First Boston Corporation and PaineWebber Incorporated provided financial advisory services to Genzyme and BioSurface Technology, Inc., respectively, in connection with Genzyme's acquisition of BioSurface in December 1994. The Representatives also acted as underwriters in Genzyme's public offerings of GGD Stock and GTR Stock in 1995 and of GTR Stock in 1997. PaineWebber Incorporated provided financial advisory services to PharmaGenics in connection with its acquisition by Genzyme. In connection with such acquisition, certain officers and directors of affiliates of PaineWebber Incorporated received, in the aggregate, in exchange for their shares of PharmaGenics, in excess of 5% of the outstanding shares of GMO Stock. In February 1997 Credit Suisse First Boston (Hong Kong) Ltd., an affiliate of Credit Suisse First Boston Corporation, purchased debt securities of Genzyme convertible into GTR Stock within six months of the acquisition of such securities and in August 1997 Credit Suisse First Boston Corporation acted as placement agent for the offering of the GMO Debentures. Proprietary Convertible Investment Group, Inc., an affiliate of Credit Suisse First Boston Corporation owns 50% of such securities. The determination of the terms of the offering were the result of negotiation between Genzyme and the Underwriters. Credit Suisse First Boston Corporation will not receive any benefit from the offering other than its respective portion of the underwriting discounts and commissions. In addition, the Representatives and certain other Underwriters have from time to time provided other investment banking services to Genzyme for customary fees and may continue to do so in the future.

                                 LEGAL MATTERS

     The validity of the GMO Stock offered hereby will be passed upon for Genzyme by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters will be passed upon for Genzyme by Elizabeth Lassen, Director, Gene Patenting of Genzyme. As of April 1, 1998, Ms. Lassen beneficially owned 8,775 shares of GGD Stock and 3,200 shares of GMO Stock subject to options exercisable within 60 days. The validity of the GMO Stock will be passed upon for the Underwriters by Shearman & Sterling, New York, New York, who will rely as to all matters of Massachusetts law upon the opinion of Palmer & Dodge LLP.

                                    EXPERTS

     The consolidated balance sheets of Genzyme as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in Genzyme's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, and the financial statement schedules appearing therein, incorporated by reference into this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheets of Genzyme General, GTR and GMO as of December 31, 1996 and 1997, and the related combined statements of operations and cash flows for each group for each of the three years in the period ended December 31, 1997, have also been incorporated by reference herein in reliance on the respective reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The combined balance sheets of GMO as of December 31, 1996 and 1997, and the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1997 have also been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The audited financial statements of PharmaGenics included in Genzyme's Current Report on Form 8-K filed on June 30, 1997 and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report which includes an explanatory paragraph regarding PharmaGenics' ability to continue as a going concern discussed in Note 1 to the financial statements.

                             AVAILABLE INFORMATION

     Genzyme has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the GMO Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, but do provide an accurate summary of the material terms thereof. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described below.

     Genzyme is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission, as well as copies of the Registration Statement, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611; and Northeast Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Genzyme with the Commission (File No. 0-14680) are hereby incorporated by reference, except as superseded or modified herein:

          1. Genzyme's Annual Report on Form 10-K for the year ended December 31, 1997 filed on March 31, 1998, as amended on Form 10-K/A filed on April 27, 1998;

          2. Genzyme's Current Report on Form 8-K filed on January 8, 1998;

        3. The description of GMO Stock and GMO Stock Purchase Rights contained in Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997; and

        4. The audited financial statements of PharmaGenics included in Genzyme's Current Report on Form 8-K filed on June 30, 1997.

     All documents filed by Genzyme pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Genzyme will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Genzyme Corporation at its principal executive offices located at One Kendall Square, Cambridge, Massachusetts 02139, attention: Shareholder Services, telephone (617) 252-7526.

                      [This Page Intentionally Left Blank]

                      GENZYME MOLECULAR ONCOLOGY DIVISION

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                       PAGE(S)
                                                                       -------
I.     COMBINED FINANCIAL STATEMENTS:
       Combined Balance Sheets as of December 31, 1996 and 1997....    F-2
       Combined Statements of Operations for the Years Ended
         December 31, 1995, 1996 and 1997..........................    F-3
       Combined Statements of Cash Flows for the Years Ended
         December 31, 1995, 1996, and 1997.........................    F-4
       Notes to Combined Financial Statements......................    F-5
       Report of Independent Accountants...........................    F-20
II.    UNAUDITED COMBINED PRO FORMA FINANCIAL STATEMENTS:
       Introduction................................................    F-21
       Combined Pro Forma Statements of Operations for the Year
         Ended December 31, 1997...................................    F-22
       Notes to Unaudited Combined Pro Forma Financial
         Statements................................................    F-23

                           GENZYME MOLECULAR ONCOLOGY

                            COMBINED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                               1996         1997
                                                               ----         ----
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $    --      $15,010
  Short-term investments....................................       --        5,170
  Other.....................................................       --          688
                                                              -------      -------
     Total current assets...................................       --       20,868
Equipment, net..............................................       --          487
Long-term investments.......................................       --        1,049
Intangibles, net............................................       --       30,688
Investment in joint venture.................................       --          574
Other.......................................................       --          135
                                                              -------      -------
     Total assets...........................................  $    --      $53,801
                                                              =======      =======
                         LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accrued expenses..........................................  $    --      $ 2,422
  Due to Genzyme General....................................       --        5,434
  Deferred revenue..........................................       --        1,583
  Other current liabilities.................................       --           18
                                                              -------      -------
     Total current liabilities..............................       --        9,457
Noncurrent liabilities:
  Long-term debt............................................       --        5,000
  Convertible debentures, net...............................       --       16,617
  Note payable to Genzyme General...........................       --        2,582
  Deferred tax liability....................................                 6,509
  Other noncurrent liabilities..............................       --          170
                                                              -------      -------
     Total liabilities......................................       --       40,335
Commitments and contingencies (See Notes)
Division equity:
  Division equity (Note H)..................................       --       13,466
  Parent company investment-Genzyme General.................    1,504           --
  Accumulated deficit.......................................   (1,504)          --
                                                              -------      -------
     Total division equity..................................       --       13,466
                                                              -------      -------
     Total liabilities and division equity..................  $    --      $53,801
                                                              =======      =======

    The accompanying notes are an integral part of these combined financial statements.

                           GENZYME MOLECULAR ONCOLOGY

                       COMBINED STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              --------    --------    ---------
Revenues:
  Service revenue...........................................  $    --     $    --     $    467
  Research and development revenue - related party..........       --          --          315
                                                              -------     -------     --------
     Total revenue..........................................       --          --          782
Operating costs and expenses:
  Cost of revenue...........................................       --          --          337
  Selling, general and administrative.......................       87         185        2,118
  Research and development..................................      377         818        5,341
  Amortization of intangibles...............................       --          --        5,127
  Purchase of in-process technology.........................       --          --        7,000
                                                              -------     -------     --------
     Total operating costs and expenses.....................      464       1,003       19,923
                                                              -------     -------     --------
Operating loss..............................................     (464)     (1,003)     (19,141)
Other income (expenses):
  Equity in net loss of joint venture.......................       --          --         (258)
  Interest income...........................................       --          --          392
  Interest expense..........................................       --          --       (1,663)
                                                              -------     -------     --------
     Total other income (expenses)..........................       --          --       (1,529)
                                                              -------     -------     --------
Loss before income taxes....................................     (464)     (1,003)     (20,670)
Tax benefit.................................................       --          --        1,092
                                                              -------     -------     --------
Net loss....................................................  $  (464)    $(1,003)    $(19,578)
                                                              =======     =======     ========
Pro forma per GMO common share:
  Pro forma basic and diluted net loss......................  $ (0.12)    $ (0.26)    $  (4.98)
                                                              =======     =======     ========
  Pro forma shares outstanding..............................    3,929       3,929        3,929
                                                              =======     =======     ========

    The accompanying notes are an integral part of these combined financial statements.

                           GENZYME MOLECULAR ONCOLOGY
                       COMBINED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                              1995           1996             1997
                                                              ----           ----             ----
OPERATING ACTIVITIES:
  Net loss..................................................  $(464)        $(1,003)        $(19,578)
  Reconciliation of net loss to net cash used by operating
     activities:
     Depreciation and amortization..........................   --             --               5,245
     Amortization of deferred taxes.........................   --             --              (1,092)
     Purchase of in-process technology......................   --             --               7,000
     Accretion of debt conversion feature...................   --             --                 957
     Equity in loss of joint venture........................   --             --                 258
     Accrued interest/amortization of marketable
       securities...........................................   --             --                (141)
     Non-cash compensation expense..........................   --             --                  58
     Increase (decrease) in cash from working capital, net
       of effects of acquired business:
       Other current assets and liabilities.................   --             --                (890)
       Accrued expenses.....................................   --             --                 556
       Deferred revenue.....................................   --             --               1,583
       Due to Genzyme General...............................   --             --               2,011
                                                              -----         -------         --------
       Net cash used by operating activities................   (464)         (1,003)          (4,033)
INVESTING ACTIVITIES:
  Acquisition of PharmaGenics, Inc., net of acquired cash...   --             --                   9
  Investment in joint venture...............................   --             --                (724)
  Purchases of investments..................................   --             --              (6,086)
  Purchases of equipment....................................   --             --                (357)
                                                              -----         -------         --------
       Net cash used by investing activities................   --             --              (7,158)
FINANCING ACTIVITIES:
  Proceeds from issuance of warrants........................   --             --                 724
  Proceeds from issuance of convertible debentures, net.....   --             --              19,150
  Allocation of debt from Genzyme General...................   --             --               5,000
  Parent company investment, Genzyme General................    464           1,003            1,371
  Other.....................................................   --             --                 (44)
                                                              -----         -------         --------
       Net cash provided by financing activities............    464           1,003           26,201
Increase in cash and cash equivalents.......................   --             --              15,010
Cash and cash equivalents at beginning of period............   --             --               --
                                                              -----         -------         --------
Cash and cash equivalents at end of period..................  $--           $ --            $ 15,010
                                                              =====         =======         ========
Supplemental disclosure of non-cash transaction:
     Acquisition of PharmaGenics, Inc. - See Note B.

    The accompanying notes are an integral part of these combined financial statements.

                           GENZYME MOLECULAR ONCOLOGY
                     NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     Genzyme Molecular Oncology Division ("Genzyme Molecular Oncology" or "GMO"), a division of Genzyme Corporation (the "Company" or "Genzyme"), is engaged in the development and commercialization of novel cancer therapeutics and diagnostics based on molecular tools and genomics information. GMO's products and services include a genomics service business based on its SAGE(TM) differential gene expression technology ("SAGE"), two gene immunotherapy programs currently in Phase I clinical trials for melanoma, additional gene therapy programs based on immunotherapy and tumor targeting, a drug discovery program to identify small molecules that interact with cancer-related targets and diagnostic assay capabilities. Genzyme formed GMO in June 1997 by acquiring PharmaGenics, Inc. ("PharmaGenics") and combining it with several of its existing programs in the field of oncology. Operations under the existing Genzyme programs combined to form GMO commenced December 1, 1994 (the "Date of Inception").

BASIS OF PRESENTATION

     The combined financial statements of GMO include the balance sheets, results of operations and cash flows of Genzyme's molecular oncology operations, which were part of Genzyme's General Division ("Genzyme General") through June 18, 1997. GMO's financial statements are prepared using amounts included in Genzyme's consolidated financial statements. Corporate allocations reflected in these financial statements are determined based upon methods which management believes to be reasonable (see Note D., "Related Party Transactions" below). GMO generated revenue from operations during the third quarter of 1997 and therefore is no longer considered to be a development stage enterprise for reporting purposes.

     On June 18, 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme (the "Merger"). Therefore, from June 18, 1997, the results of PharmaGenics are included in GMO's financial statements. As consideration for the Merger, the stockholders of PharmaGenics received approximately 3,929,000 shares of Genzyme Molecular Oncology Division Common Stock ("GMO Stock"). The GMO Stock is intended to reflect the value and track the performance of GMO. As compensation to Genzyme General for its contribution to GMO, 6,000,000 shares of GMO Stock have been reserved for issuance for the benefit of Genzyme General or its stockholders (these 6,000,000 shares are referred to as the "GMO Designated Shares") (See Note H., "Division Equity" below). The Genzyme Board of Directors (the "Genzyme Board") may issue the GMO Designated Shares as a stock dividend to the holders of Genzyme General Division Common Stock ("GGD Stock") or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock on the later of November 30, 1998 or 360 days following completion of an initial public offering of GMO Stock (the "GMO IPO"), although the Genzyme Board may elect to distribute these shares at any time but not later than November 29, 1999.

PRINCIPLES OF COMBINATION

     The accompanying combined financial statements reflect the combined accounts of all of GMO's businesses. All material intradivisional items and transactions have been eliminated in combination. Investments in joint ventures in which GMO has a substantial ownership interest of approximately twenty-percent to fifty-percent, or in which GMO participates in policy decisions are accounted for using the equity method. Accordingly, GMO's share of the earnings or losses of these entities is included in combined net income
(loss).

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

FINANCIAL INFORMATION

     Genzyme will provide to holders of GMO Stock separate financial statements, management's discussion and analysis, descriptions of business and other relevant information for GMO. Notwithstanding the attribution of assets and liabilities, including contingent liabilities, between Genzyme General, Genzyme Tissue Repair Division ("GTR") and GMO for the purposes of preparing their respective financial statements, this attribution will not affect legal title to such assets or responsibility for such liabilities of Genzyme or any of its subsidiaries. Holders of GMO Stock, GGD Stock and Genzyme Tissue Repair Division Common Stock ("GTR Stock") are common stockholders of Genzyme and continue to be subject to all risks associated with an investment in Genzyme. Liabilities or contingencies of Genzyme General, GTR or GMO could affect the financial condition or results of operations of the other divisions. Accordingly, the GMO combined financial statements should be read in connection with Genzyme's consolidated financial statements included in Genzyme's Annual Report on Form 10-K, as amended.

     Accounting policies and financial information specific to GMO are presented in these GMO combined financial statements. Accounting policies and financial information relevant to Genzyme, Genzyme General, GTR and GMO collectively are presented in the consolidated financial statements of Genzyme Corporation and subsidiaries. The Company prepares the financial statements of the division in accordance with generally accepted accounting principles, the accounting policies of Genzyme, and the divisional accounting policies approved by the Genzyme Board. Except as otherwise provided in such policies, the management and accounting policies applicable to the presentation of the financial statements of GMO may be modified or rescinded at the sole discretion of the Genzyme Board without approval of the stockholders, subject only to the Genzyme Board's fiduciary duty to Genzyme's stockholders.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Cost of purchased technology which management believes has not demonstrated technological feasibility and for which there is no alternative future use are charged to expense in the period of purchase.

INCOME TAXES

     GMO uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and the tax basis of assets and liabilities (see Note I., "Income Taxes" below).

UNCERTAINTIES

     GMO is subject to risks common to companies in the biotechnology industry, including (i) ability to successfully complete preclinical and clinical development and obtain timely regulatory approval and patent and other proprietary rights protection of its products and services, (ii) decisions, and the timing of decisions, made by the U.S. Food and Drug Administration (the "FDA") and other agencies regarding the indications for which GMO's products may be approved, (iii) the accuracy of GMO's estimates of the size and characteristics of markets to be addressed by GMO's products and services, (iv) market acceptance of GMO's products and services, (v) GMO's ability to obtain reimbursement for its products from third-party payers, where appropriate, and
(vi) the accuracy of GMO's information concerning the products and resources of competitors.

CASH AND CASH EQUIVALENTS

     Cash equivalents, consisting principally of money market funds purchased with initial maturities of three months or less, are valued at cost plus accrued interest, which approximates market.

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

INVESTMENTS

     Short-term investments include all investments with remaining maturities of twelve months or less. Long-term investments include all investments with remaining maturities greater than twelve months. GMO classifies its equity investments as available-for-sale and its investments in debt securities as either held-to-maturity or available-for-sale based on facts and circumstances present at the time the investments are purchased. As of December 31, 1997 GMO classified all investments in debt and equity securities as available-for-sale.

     Available-for-sale investments are reported at fair value as of the balance sheet date with unrealized holding gains and losses (the adjustment to fair value) included in stockholders' equity. If the adjustment to fair value reflects a decline in the value of the investment, management considers all available evidence to evaluate the extent to which the decline is "other than temporary" and marks the investment to market through a charge to the income statement.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Costs of major additions and betterments are capitalized; maintenance and repairs which do not improve or extend the life of the respective assets are charged to operations. On disposal, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. All laboratory and office equipment have estimated useful lives of 3-7 years.

INTANGIBLES

     Intangible assets consist of goodwill and technology rights and are being amortized using the straight-line method over useful lives of three years. Management's policy regarding intangible assets is to evaluate the recoverability of its intangible assets when the facts and circumstances suggest that these assets may be impaired. Evaluations consider factors including operating results, business plans, economic projections, strategic plans and market emphasis. Evaluations also compare expected cumulative, undiscounted operating incomes or cash flows with net book values of related intangible assets. Unrealizable intangible asset values are charged to operations if these evaluations indicate an impairment in value.

REVENUE RECOGNITION

     Revenues from service sales are recognized when the service procedures have been completed or applicable milestones have been achieved. Revenues from research and development contracts are recognized over applicable contractual periods as specified by each contract and as costs related to the contracts are incurred.

FINANCIAL INSTRUMENTS

     Financial instruments that potentially subject GMO to significant concentrations of credit risk consist principally of cash equivalents. The Company generally invests its cash in investment grade securities to mitigate risk.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reported period.

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

DIVIDEND POLICY

     Under the terms of the Genzyme Articles of Organization, as amended, (the "Genzyme Charter"), dividends may be paid to the holders of GMO Stock only out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined in the Genzyme Charter. Although there is no requirement to do so, the Genzyme Board would declare and pay cash dividends on GMO Stock, if any, based primarily on earnings, financial condition, cash flow and business requirements of GMO. There is currently no intention of paying cash dividends.

NET LOSS PER SHARE

     Historical loss per share information is omitted as there were no shares of GMO Stock outstanding prior to June 18, 1997 and pro forma net loss per share is disclosed for all periods presented. The pro forma shares outstanding represent the shares of GMO Stock issued to effect the Merger. Following issuance of the GMO Stock, the method of calculating earnings per share for GMO would reflect the terms of the Genzyme Charter, which provide that dividends may be declared and paid out of the lesser of funds of Genzyme legally available for the payment of dividends and the Available GMO Dividend Amount, as defined.

     Net income (loss) per share attributable to Genzyme General, GTR and GMO give effect to the management and accounting policies adopted by the Genzyme Board in connection with the redesignation of Genzyme common stock as GGD Stock and the creation of GTR Stock and GMO Stock and are reported in lieu of consolidated per share data. Genzyme computes net income (loss) per share for each division by dividing the earnings attributable to each series of stock by the weighted average number of shares of that stock outstanding during the period for basic earnings per share and by the weighted average shares of that stock plus other potentially dilutive securities outstanding during the applicable period for diluted earnings per share. Earnings (loss) attributable to GGD Stock, GTR Stock and GMO Stock equal the respective division's net income or loss for the relevant period determined in accordance with generally accepted accounting principles in effect at such time, adjusted by the amount of tax benefits allocated to or from the division pursuant to the management and accounting policies adopted by the Genzyme Board.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted net income per share is very similar to the previously reported fully diluted earnings per share except that the new treasury stock method used in determining the dilutive effect of options uses the average market price for the period rather than the higher of the average market price or the ending market price. All net income (loss) per common share amounts have been restated to conform to SFAS 128 requirements.

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                1997       1996       1995
                                                                ----       ----       ----
                                                                 (AMOUNTS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
Net loss....................................................  $(19,578)   $(1,003)   $ (464)
Basic and diluted weighted average shares outstanding.......     3,929      3,929     3,929
Pro forma net loss per common share -- basic and diluted....  $  (4.98)   $ (0.26)   $(0.12)

     During the year ended December 31, 1997, certain securities which were not included in the computation of diluted earnings per share because they would have an anti-dilutive effect due to the net loss for the year were as follows:
(i) options to purchase approximately 826,000 shares of GMO Stock at $7.00 per share;

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(ii) warrants to purchase 10,000 shares of GMO Stock at $8.04 per share; (iii) debentures convertible into 3,476,000 shares of GMO Stock; (iv) 6,000,000 GMO Designated Shares issuable for the benefit of Genzyme General. During the years ended December 31, 1996 and 1995, there were no securities outstanding to be considered in this calculation.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Genzyme stockholders have approved amendments to the existing Genzyme 1990 and 1997 Equity Incentive Plans (the "Equity Plans") and the 1988 Director Stock Option Plan (the "Director Stock Option Plan") that would allow for the issuance of shares of GMO Stock under such plans, in addition to the GGD Stock and GTR Stock already included in such plans. The Equity Plans will permit the granting of options to purchase GMO Stock to employees. GMO has elected the disclosure-only alternative for accounting for stock-based employee compensation as required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). GMO has disclosed pro forma net income (loss) and pro forma earnings per share information in the footnotes to the combined financial statements using the fair value based method for 1997, as there were no GMO Stock Options issued under the above mentioned plan prior to 1997.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS Nos. 130 and 131, "Reporting Comprehensive Income" ("SFAS 130") and "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), respectively (collectively, the "Statements"). The Statements are effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for reporting of comprehensive income and its components in annual financial statements. SFAS 131 establishes standards for reporting financial and descriptive information about an enterprise's operating segments in its annual financial statements and selected segment information in interim financial reports. Reclassification or restatement of comparative financial statements or financial information for earlier periods is required upon adoption of SFAS 130 and SFAS 131, respectively. Application of SFAS 130 will have no impact on GMO's combined financial position, results of operations or earnings per share data as currently reported for GMO. The impact of adoption of SFAS 131 on GMO's disclosures is being evaluated.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). SFAS 132 is effective for fiscal years beginning after December 15, 1997. GMO has not assessed the impact of SFAS 132 on its financial statement disclosures.

NOTE B.  PHARMAGENICS MERGER

     In June 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme. This transaction was accounted for as a purchase. The aggregate purchase price of $27.5 million (net of $0.5 million which represents the fees payable by PharmaGenics in connection with the Merger, which are included in accrued expenses), plus acquisition costs of $2.5 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their estimated respective fair values (amounts in thousands):

Equipment...................................................  $   208
Other assets................................................       50
Completed technology rights (to be amortized over 3
  years)....................................................   20,000
Goodwill (to be amortized over 3 years).....................   15,729
Deferred tax liability (to be amortized over 3 years).......   (7,600)
In-process technology.......................................    7,000
                                                              -------
                                                              $35,387
                                                              =======

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Accumulated amortization of the completed technology rights and goodwill was $5,127,000 as of December 31, 1997.

     The amount allocated to in-process technology of $7.0 million represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. The value assigned to these programs (both complete and in-process) has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the Merger was consummated.

     The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38.0% incremental tax rate.

     As of the date of the Merger, PharmaGenics had borrowed $2.5 million from Genzyme under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics' documented operating costs. Upon consummation of the Merger, the PharmaGenics Note (See Note C., "Credit Facility" below) became a liability allocated to GMO, and the $2.5 million of outstanding principal is considered as an intracompany loan by Genzyme General to GMO, bearing interest at 6.15% per annum and maturing on February 10, 2002 and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. The number of GMO Designated Shares resulting from any conversion of the PharmaGenics Note will be determined by dividing the principal and interest being converted by the conversion price (the "GMO Conversion Price") in effect on the date of conversion. The initial GMO Conversion Price will be determined upon the closing of a GMO IPO in which the aggregate gross proceeds to GMO equal or exceed $10.0 million (an "Offering"), and will be equal to (i) the per share price of the GMO Stock sold in the Offering or, if GMO Stock is not sold in the Offering, (ii) the initial conversion price of the security convertible into GMO Stock that is sold in the Offering, provided that if any portion of the PharmaGenics Note is converted prior to an Offering, the initial GMO Conversion Price is $7.00. The GMO Conversion Price is subject to adjustment upon declaration of any stock dividend or upon completion of any subdivision or combination of the GMO Stock.

     If the acquisition had taken place at the beginning of 1996, after giving effect for adjustments for increased amortization, increased interest expense, the tax benefit from the amortization of the deferred tax liability and the one time charge for in-process technology, the pro forma revenues, net loss and net loss per share for GMO would have been as follows. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1996          1997
                                                         ----------    ----------
                                                          (AMOUNTS IN THOUSANDS,
                                                             EXCEPT PER SHARE
                                                                 AMOUNTS)
Pro forma revenues.....................................   $  1,418      $    857
Pro forma net loss.....................................   $(15,113)     $(26,091)
Pro forma basic and diluted net loss per share.........   $  (3.85)     $  (6.64)
Pro forma weighted average shares outstanding..........      3,929         3,929

     In connection with the PharmaGenics merger, a warrant to purchase certain shares of PharmaGenics Series A Stock was converted to a warrant to purchase approximately 10,000 shares of GMO Stock (the "Comdisco Warrant") at $8.04 per share.

NOTE C.  CREDIT FACILITY

     Genzyme had made a credit facility (the "Credit Facility") available to PharmaGenics to fund PharmaGenics documented operating costs through June 18, 1997 (date of acquisition). Monthly draws against the Credit

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

Facility could be made, up to a maximum amount during December 1996, January 1997, February 1997, March 1997, April 1997 and May 1997 of $250,000, $750,000,
$650,000, $450,000, $550,000 and $550,000, respectively. Amounts not drawn by
PharmaGenics in a designated month were available to cover documented expenses in any later month (subject to limitations described below). The maximum amount of monthly draws was subject to downward adjustment based on the amount of the gross revenues received by PharmaGenics in the prior month. An additional draw of $250,000 could be made under the Credit Facility if the SAGE patent licensed by PharmaGenics to Johns Hopkins University ("JHU") was issued while the Credit Facility was in effect, provided, however, that such draw was used by PharmaGenics to fulfill its obligation to JHU. As of June 18, 1997, PharmaGenics had drawn $2,450,000. The amount outstanding under this credit facility, including accrued interest, at December 31, 1997 is $2,582,000.

     Amounts advanced under the Credit Facility are evidenced by a Subordinate Convertible Promissory Note which bears interest subsequent to June 18, 1997 at the best borrowing rate available to Genzyme, 6.15% per annum as of December 31, 1997, and matures on February 10, 2002 (the "Maturity Date"). The Note is a liability allocated to GMO, the outstanding principal amount has been treated as an intracompany loan by Genzyme General to GMO, due on the Maturity Date and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares pursuant to an established formula.

NOTE D.  RELATED PARTY TRANSACTIONS

     Genzyme allocates certain corporate general and administrative, research and development, and cash management services to the divisions. Genzyme files a consolidated tax return and allocates income taxes to the divisions in accordance with the policies described below. Effective upon completion of the Merger, the Genzyme Board amended certain of the policies which govern the management of Genzyme General and GTR to include the management of GMO and added certain new policies governing interdivision transactions. The policies summarized below, with the exception of Interdivision Asset Transfers, may be further modified or rescinded by action of the Genzyme Board, or the Genzyme Board may adopt additional policies, without approval of the stockholders of Genzyme, subject only to the Genzyme Board's fiduciary duty to the Genzyme stockholders. In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

FINANCIAL MATTERS

     The Company manages the financial activities of Genzyme General, GTR and GMO. These financial activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and the issuance and repurchase of common stock.

     Loans may be made from time to time between divisions. Any such loan of $1.0 million or less will mature within 18 months and interest will accrue at the lowest borrowing rate available to Genzyme for a loan with similar terms and duration. Amounts borrowed in excess of $1.0 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division. To date, GMO has borrowed $2,582,000 from Genzyme General (See Note C., "Credit Facility" above).

SHARED SERVICES

     GMO operates as a division of Genzyme with its own personnel and financial resources, however, GMO has access to Genzyme's extensive research and development capabilities, manufacturing facilities, and worldwide clinical development and regulatory affairs staff, marketing, infrastructure and experience in raising capital. Genzyme's corporate general and administrative, selling and marketing, and research and development expenses have been allocated to GMO as if GMO operated on a stand-alone basis. Management

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

believes that such allocation is a reasonable estimate of such expenses. Genzyme General allocations to GMO for general and administrative and selling and marketing expenses were $2.1 million in 1997, $0.2 million in 1996, and $0.1 million in 1995. Genzyme General allocations to GMO for research and development expenses were $5.3 million in 1997, $0.8 million in 1996, and $0.4 million in 1995.

INTERDIVISIONAL INCOME TAX ALLOCATIONS

     GMO is included in the consolidated U.S. federal income tax return filed by Genzyme. Genzyme allocates current and deferred taxes to the divisions using the asset and liability method of accounting for income taxes and as if the divisions were separate taxpayers. Accordingly, the realizability of deferred tax assets is assessed at the division level. The sum of the amounts calculated for individual divisions of Genzyme may not equal the consolidated amount under this approach.

     The accounting policies provide that, as of the end of any fiscal quarter of Genzyme, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be attributed to any other division without any compensating payment or allocation.

ACCESS TO TECHNOLOGY AND KNOW-HOW

     GMO has free access to all technology and know-how of Genzyme that may prove useful in GMO's business, subject to any obligations or limitations applicable to Genzyme.

INTERDIVISION ASSET TRANSFERS

     The following policy regarding the transfer of assets between divisions may not be changed by the Genzyme Board without the approval of the holders of GTR Stock and GMO Stock, each voting as a separate class; provided, however, that if a policy change affects GTR or GMO alone, only holders of shares representing the affected division will be entitled to a class vote on such matter.

     The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of the program, the phase of clinical development of the program, the expenses associated with realizing any income from the program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from GGD to GMO, the Genzyme Board may elect to account for such reallocation of assets as an increase in GMO Designated Shares. Notwithstanding the foregoing, no Key GMO Program, as defined in the management and accounting policies, may be transferred out of GMO without a class vote of the holders of GMO Stock.

OTHER INTERDIVISION TRANSACTIONS

     From time to time, a division may engage in transactions with one or more other divisions or jointly with one or more other divisions and with one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. Research and development performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. The division performing the research will not recognize revenue as a result of performing such research. Corporate and general and administrative services will be provided by each division to any other division requesting such services on a cost basis. Other interdivisional transactions shall be on terms and conditions that would be obtainable in transactions

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

negotiated at arm's length with unaffiliated third parties. Any interdivisional transaction to be performed on terms and conditions other than those previously set forth and that is material to one or more of the participating divisions will require the approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to holders of the common stock representing each such division.

     If a division (the "purchasing division") requires any product or service from which another division (the "selling division") derives revenue from sales to third parties (a "commercial product or service"), the purchasing division may solicit from the selling division a bid to provide such commercial product or service in addition to any bids solicited by the purchasing division from third parties. Subject to determination by the Genzyme Board that the bid of the selling division is fair and reasonable to each division and to their respective stockholders and that the purchasing division is willing to accept the selling division's bid, the purchasing division may accept any bid deemed to offer the most favorable terms and conditions for providing the commercial product or service sought by the purchasing division.

NOTE E.  REVOLVING CREDIT FACILITY

     Genzyme has a revolving credit facility (the "Revolving Credit Facility") with a syndicate of commercial banks administered by Fleet National Bank in the amount of $225.0 million. Loans bear interest at LIBOR plus an applicable margin pursuant to the terms and conditions defined in the Revolving Credit Facility. Amounts drawn under the facility may be allocated among Genzyme General, GTR or GMO and are due in November 1999. As of December 31, 1997, GMO had $5.0 million of debt outstanding under the Revolving Credit Facility which bears interest at a rate of approximately 6.28%. GMO incurred $160,000 of interest expense related to this credit facility.

NOTE F.  GMO PRIVATE PLACEMENT

     In August 1997, GMO raised $20.0 million through the private placement of 6% convertible debentures (the "GMO Debentures"), due August 29, 2002. The GMO Debentures are convertible into shares of GMO Stock, at the option of the holders, beginning on the 91st day after the effective date of a registration statement covering a GMO IPO at the average of the closing bid prices of GMO Stock as reported by the Nasdaq National Market for the 20 trading days immediately preceding the applicable conversion date (the "GMO Market Price"). Beginning February 26, 1998, the GMO Debentures are convertible at a discount to the GMO Market Price. This discount will begin at 7% on February 26, 1998 and will increase by an additional one percent every 30 days thereafter to 15% on October 24, 1998. Beginning November 23, 1998, the conversion price will be the lower of (i) 85% of the GMO Market Price calculated as of the actual conversion date and (ii) 85% of the GMO Market Price calculated as of November 21, 1998. In no event, however, will the conversion price be less than $7.70 per share (subject to adjustment in the event of any stock split, stock dividend, reclassification, combination or singular event.) In the third quarter of 1997, GMO recorded $16.5 million of proceeds attributed to the value of the debt and $3.5 million attributed to the value of the conversion feature (recorded as an increase to division equity). The debt will be accreted to its $20.0 million face value by a charge to interest expense of $3.5 million over the term of the initial 15 month conversion period. During the year ended December 31, 1997, GMO incurred $407,000 of interest expense related to the GMO Debentures.

EXCHANGE OPTION

     If the effective date of the GMO IPO does not occur before August 29, 1998, at the holder's option, the GMO Debentures may be exchanged for a 5% convertible debenture issued by Genzyme General (the "GGD Debentures") due August 29, 2003. If the GMO IPO is completed before August 29, 1998 but the aggregate proceeds from the offering are less than $15.0 million or GMO's market capitalization is below $90.0 million,

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

at the holder's option, 50% of the GMO Debentures can be exchanged for the GGD Debentures. The exchange option must be exercised within 30 business days of the event triggering the right of exchange.

PUT OPTION

     Beginning on the 181st day following the effective date of the GMO IPO, the holders of the GMO Debentures have the option (the "Put Option") to require Genzyme to pay the entire principal amount of the GMO Debentures in cash, together with interest at the rate of 15% per annum (less any interest previously paid) if the conversion price (as calculated above) is less than $7.70 per share for 90 consecutive days (a "Put Option Review Period"). The Put Option is exercisable only with respect to the first three Put Option Review Periods that occur while the GMO Debentures are outstanding and, if the Put Option is not exceeded within 15 days after any Put Option Review Period, a period of 90 days from the last day of the previous Put Option Review Period must elapse before another Put Option Review Period commences.

GMO CALL OPTION

     The GMO Debentures are callable with cash or stock beginning 18 months after the effective date of the GMO IPO if the stock has closed at 150% of the fixed conversion price for 20 consecutive trading days.

NOTE G.  STRESSGEN/GENZYME LLC

     In July 1997, StressGen/Genzyme LLC was established as a joint venture among Genzyme, StressGen and CMDF to develop stress gene therapies for the treatment of cancer. CMDF provided $10.0 million (Canadian) in funding in connection with the joint venture through the combination of a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian), the purchase of warrants from Genzyme in the amount of $1.0 million (Canadian), the purchase of warrants and preferred stock from StressGen in the amount of $1.4 million (Canadian) and a limited recourse loan bearing interest at 0.125% per annum to StressGen in the amount of $6.6 million (Canadian). Each of Genzyme and StressGen (through a U.S. subsidiary) also made a capital contribution to StressGen/Genzyme LLC in the amount of $1.0 million (Canadian) and a limited recourse loan was made by the U.S. subsidiary of StressGen to StressGen/Genzyme LLC in the amount of $7.0 million (Canadian). In addition, Genzyme and StressGen have agreed to provide in equal shares any additional capital required by the joint venture in excess of the initial $10.0 million (Canadian) in funding.

     Genzyme and StressGen have an option, payable in equal shares, to purchase CMDF's membership interest in StressGen/Genzyme LLC at any time during the three-year period beginning July 31, 1999 and ending July 31, 2002. The exercise price of the Purchase Option initially will be $15.6 million (Canadian) in July 1999 and will increase monthly thereafter to a final exercise price of $30.5 million (Canadian) in July 2002. The limited recourse loan made by CMDF will be retired in connection with the exercise of the Purchase Option. If the Purchase Option is not exercised on or before July 31, 2002, CMDF may require Genzyme and StressGen to repay $2.0 million (Canadian) each of the limited recourse loan. In addition, at any time during the 30-day period commencing on the date when not less than 75% of the initial funding provided by CMDF has been spent by the joint venture, but in no event later than July 31, 1999, CMDF shall have the right to require Genzyme and StressGen to purchase its membership interest at an aggregate purchase price of $10.0 million (Canadian) plus interest thereon at a rate per annum equal to the Canadian prime rate plus 1%. The Mandatory Purchase Right will terminate if not exercised by CMDF during such 30-day period. Genzyme's share of any amounts payable to CMDF upon exercise of the Purchase Option, the Mandatory Purchase Right or repayment of the limited recourse loan may be paid in cash, Genzyme common stock or any combination thereof at the discretion of Genzyme.

     Prior to the repurchase of CMDF's membership interest in StressGen/Genzyme LLC, profits from the joint venture will be shared in proportion to the capital contributions of the three parties. Following the

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

repurchase of CMDF's membership interest, profits will be shares equally by StressGen and Genzyme. However, GMO currently records 50% of the net operating losses of the joint venture due to the existence of the Mandatory Purchase Right.

     GMO recorded $315,000 and $287,000 of research and development revenue and cost of research and development revenue, respectively, related to services billed to StressGen/Genzyme LLC for the year ended December 31, 1997. GMO has a receivable of $427,000 from StressGen/Genzyme LLC at December 31, 1997, which is included in other current assets. For the year ended December 31, 1997, GMO recorded $258,000 of equity in net loss of joint venture. Summary financial information for StressGen/Genzyme LLC is not presented as the impact of StressGen/Genzyme LLC's activities on the Company's statement of operations for the year ended December 31, 1997 is not considered to be material.

NOTE H.  DIVISION EQUITY

     The following presents the equity of GMO for the periods presented. The presentation of Division Equity reflects the amounts expended by Genzyme on programs being attributed to GMO and, accordingly, such amounts are reflected as a parent company investment.

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                1997       1996      1995
                                                                ----       ----      ----
                                                                 (AMOUNTS IN THOUSANDS)
Balance at beginning of period..............................  $     --    $ --       $--
Net loss attributable to GMO stock..........................   (19,578)    (1,003)    (464)
Allocation from Genzyme General.............................     1,371      1,003      464
Shares issued in connection with acquisition of
  PharmaGenics..............................................    27,369      --        --
Issuance of warrants and options............................       899      --        --
Unearned compensation.......................................      (117)     --        --
Value of debt conversion feature............................     3,529      --        --
Unrealized gain (loss) on investments.......................        (7)     --        --
                                                              --------    -------    -----
                                                              $ 13,466    $ --       $--
                                                              ========    =======    =====

     There are 40,000,000 shares of GMO Stock authorized. Of the authorized shares, 3,928,572 million were issued to effect the Merger (see Note B., "PharmaGenics Merger" above). In addition, 6,000,000 GMO Designated Shares were created as a result of the Merger.

PREFERRED STOCK

     Shares of preferred stock may be issued from time to time in one or more series. The Genzyme Board may determine, in whole or in part, the preferences, voting powers, qualifications, and special or relative rights or privileges of any such series before the issuance of any such shares of that series. The Genzyme Board shall determine the number of shares constituting each series of preferred stock and each series shall have a distinguishing designation.

CREATION OF GMO STOCK

     In June 1997, Genzyme issued 3,928,572 shares of GMO Stock to effect the acquisition of PharmaGenics (See Note B., "PharmaGenics Merger" above).

SHARES RESERVED FOR ISSUANCE UNDER THE EQUITY PLANS, DIRECTORS' STOCK OPTION PLAN AND EMPLOYEE STOCK PURCHASE PLAN

     At December 31, 1997, approximately 4,070,000 shares of GMO Stock were reserved for issuance under the Company's 1990 Equity Incentive Plan, as amended, 1997 Equity Plan, 1988 Director Stock Option Plan,

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

as amended, 1990 Employee Stock Purchase Plan, as amended, and upon the exercise of outstanding warrants.

STOCK OPTIONS

     Pursuant to the 1990 Equity Incentive Plan, as amended, and the 1997 Equity Plan options may be granted to purchase an aggregate of 3,500,000 shares of GMO Stock. The plans allow the granting of stock options at not less than fair market value at date of grant, and stock appreciation rights, performance shares, restricted stock and stock units to employees and consultants of the Company, each with a maximum term of ten years. In addition, Genzyme has a 1988 Director Stock Option Plan, as amended, pursuant to which nonstatutory stock options up to a maximum of 70,000 shares of GMO Stock are automatically granted at fair market value to members of the Genzyme Board upon their election or reelection as directors. For each year of a director's term of office, he or she receives an option to purchase a number of GMO Stock options with a market value equal to one-quarter of the market value of the stock subject to GGD Stock options. All options expire ten years after the initial grant date and generally vest over four years.

GMO Stock option activity is summarized below:

                                                                              WEIGHTED
                                                               SHARES         AVERAGE
                                                            UNDER OPTION   EXERCISE PRICE   EXERCISABLE
                                                            ------------   --------------   -----------
     Outstanding June 18, 1997............................           --
     Granted..............................................      826,334          7.00
                                                             ----------
     Outstanding at December 31, 1997.....................      826,334          7.00          180,063
                                                             ==========

Information regarding the range of option prices as of December 31, 1997 is as follows:

                                   WEIGHTED
                                    AVERAGE                       EXERCISABLE
                     NUMBER        REMAINING       WEIGHTED      --------------      WEIGHTED
                  OUTSTANDING     CONTRACTUAL      AVERAGE           NUMBER          AVERAGE
EXERCISE PRICE   AS OF 12/31/97      LIFE       EXERCISE PRICE   AS OF 12/31/97   EXERCISE PRICE
--------------   --------------   -----------   --------------   --------------   --------------
    $7.00           826,334          9.77           $7.00           180,063           $7.00

STOCK COMPENSATION PLAN

     The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its four stock-based compensation plans, the 1997 Equity Incentive Plan and the 1990 Equity Incentive Plan (both of which are stock option plans), the 1990 Employee Stock Purchase Plan (a stock purchase plan), and the 1988 Director Stock Option Plan and accordingly, no compensation expense has been recognized for shares purchased or for options granted with an exercise price equal to fair market value. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS 123, GMO's net loss and loss per share would have been as follows (disclosure is presented exclusively for the year ended December 31, 1997, as there were no GMO Stock options issued under the above mentioned plans prior to 1997):

       AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS           1997
       ----------------------------------------------         --------
Net loss:
  As reported...............................................  $(19,578)
  Pro forma.................................................  $(19,787)
Basic loss per share:
  As reported...............................................  $  (4.98)
  Pro forma.................................................  $  (5.04)
Diluted loss per share:
  As reported...............................................  $  (4.98)
  Pro forma.................................................  $  (5.04)

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects of reported net income for future years. SFAS 123 does not apply to awards granted prior to 1995 and additional awards are anticipated in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, GMO has assumed a risk-free interest rate equal to approximately 5.96%, expected volatility of 45%, zero dividend yields and expected lives of four years. The average fair value of the options granted during 1997 is estimated at $2.97 on the date of the grant.

EMPLOYEE STOCK PURCHASE PLAN

     Genzyme's 1990 Employee Stock Purchase Plan allows full-time employees, as defined in the plan, to purchase the Company's stock at 85% of fair market value. Under this plan, 500,000 shares of GMO Stock are authorized, of which no shares were issued in or prior to 1997.

STOCK RIGHTS

     Pursuant to the Company's Restated Rights Agreement, each outstanding share of GMO Stock also represents one preferred stock purchase right (a "GMO Stock Right"). Each GMO Stock Right, when it becomes exercisable, will entitle the registered holder to purchase from Genzyme one one-hundredth of a share of Series C Junior Participating Preferred Stock at a purchase price of $21.00, subject to adjustment.

WARRANTS

     Genzyme sold three warrants (the "Front-End Warrant", the "NDA Warrant" and the "Callable Warrant") to purchase Genzyme common stock to CMDF for an aggregate purchase price of $1.0 million (Canadian). Each warrant is initially exercisable for up to 40,000 shares of GGD Stock and will be converted automatically upon the closing date of the GMO IPO into warrants to purchase shares of GMO Stock as follows:

     The Front-End Warrant is exercisable immediately and will terminate upon the earlier of the exercise of the Mandatory Purchase Right by CMDF or July 31, 2002. The exercise price of the Front-End Warrant is $30.18 per share of GGD Stock (120% of $25.15) and, upon conversion following the GMO IPO, will be equal to 120% of a defined conversion price per share of GMO Stock.

     The NDA Warrant will be exercisable during the one-year period following the filing of the first new drug application with the FDA for a product developed through the collaboration and will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the expiration of the Purchase Option or July 31, 2007. The exercise price of the NDA Warrants is $30.18 per share of GGD Stock and, upon conversion following the GMO IPO, will be equal to 120% of a defined conversion price per share of GMO Stock.

     The Callable Warrant will terminate upon the earliest of the exercise of the Mandatory Purchase Right by CMDF, the exercise of the Purchase Option or July 31, 2005 and will be exercisable during the three-year period following the expiration of the Purchase Option. The exercise price of the Callable Warrant per share of GGD Stock will be equal to the average of the closing sale prices of GGD Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option and, upon conversion following the GMO IPO, will be equal to the average of closing sale prices of GMO Stock on the Nasdaq National Market for the 20 trading days ending on the expiration date of the Purchase Option.

GMO DESIGNATED SHARES:

     Pursuant to Genzyme's charter, as amended, GMO Designated Shares are authorized shares of GMO Stock which are not issued and outstanding, but which the Genzyme Board may from time to time issue, sell

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GMO. GMO Designated Shares are created in certain circumstances when cash or other assets are transferred from Genzyme General to GMO. The Genzyme Board may issue the GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock on the later of November 30, 1998 or 360 days following completion of an initial public offering of shares of GMO Stock, although the Genzyme Board may elect to distribute these shares at any time but not later than November 29, 1999.

     As compensation to Genzyme General for its contribution to GMO, 6,000,000 GMO Designated Shares have been reserved for issuance at the discretion of the Genzyme Board for the benefit of Genzyme General or its stockholders.

     Upon consummation of the PharmaGenics Merger, the $2.5 million of debt outstanding under a credit facility which Genzyme had made available to PharmaGenics to fund PharmaGenics's documented operating costs became a liability allocated to GMO (the "GMO Note"), and is considered as an intracompany loan by Genzyme General to GMO, due on February 10, 2002, and convertible at any time prior thereto, at the Genzyme Board's option, into GMO Designated Shares. The number of GMO Designated Shares resulting from any conversion of the GMO Note will be determined by dividing the principal and interest being converted by the conversion price (the "GMO Conversion Price") in effect on the date of conversion. The initial GMO Conversion Price will be determined upon the closing of a GMO initial public offering in which the aggregate gross proceeds to GMO equal or exceed $10.0 million (an "Offering"), and will be equal to (i) the per share price of the GMO Stock sold in the Offering or, if GMO Stock is not sold in the Offering, (ii) the initial conversion price of the security convertible into GMO Stock that is sold in the Offering, provided that if any portion of the PharmaGenics Note is converted prior to any Offering, the initial GMO Conversion Price is $7.00. The GMO Conversion Price is subject to adjustment upon declaration of any stock dividend or on completion of any subdivision or combination of the GMO Stock.

NOTE I.  INCOME TAXES

     There was no provision for income taxes due to GMO's operating losses. As part of the Merger, GMO recorded a deferred tax liability of $7.6 million resulting from the difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate. This amount will be amortized over three years consistent with the life of the completed technology. GMO recorded $1,092,000 of deferred tax benefit for the year ended December 31, 1997.

     The following summarizes GMO's provision for (benefit from) income taxes for the year ended December 31, 1997:

                                                              (AMOUNTS IN
                                                              THOUSANDS)
                                                              -----------
Federal income taxes:
  Current...................................................    $    --
  Deferred..................................................     (1,006)
State income taxes:
  Current...................................................         --
  Deferred..................................................        (86)
                                                                -------
Total income tax benefit....................................    $(1,092)
                                                                =======

                           GENZYME MOLECULAR ONCOLOGY
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The differences between the effective tax rates and the U.S. federal statutory tax rates for the year ended December 31, 1997 were as follows:

U.S. Federal income tax statutory rate......................   (35.0)%
State income taxes, net of federal benefit..................    (3.0)
Tax credits.................................................    (2.4)
Nondeductible amortization..................................     6.4
Nondeductible interest......................................     2.7
Deductions subject to deferred tax valuation allowance......    22.4
                                                              ------
Effective tax rate..........................................    (8.9)%
                                                              ======

     At December 31, 1997 and 1996, the components of deferred tax assets and liabilities were as follows (dollars in thousands):

                                                          1997      1996
                                                         -------    -----
Deferred tax assets:
  Net operating loss carryforwards.....................  $ 5,250    $ 572
  Tax credits..........................................      459       --
                                                         -------    -----
  Gross deferred tax asset.............................    5,709      572
  Valuation allowance..................................   (5,709)    (572)
                                                         -------    -----
  Net deferred tax asset...............................       --       --
Deferred tax liabilities:
  Intangible amortization..............................   (6,509)      --
                                                         -------    -----
  Net deferred tax liabilities.........................  $(6,509)   $  --
                                                         =======    =====

     Due to uncertainty surrounding the realization of certain favorable tax attributes, GMO placed a valuation allowance of $5.7 million for December 31, 1997 against otherwise recognizable deferred tax assets. At the time GMO recognizes these tax assets in accordance with generally accepted accounting principles, the resulting deferred tax benefits will be reflected in the tax provision for GMO. However, the benefit of these deferred tax assets has been previously allocated to Genzyme General in accordance with the management and accounting policies, and will be reflected as a reduction of GMO net income to determine net income attributable to GMO Stock.

NOTE J.  BENEFIT PLANS

     Genzyme has a domestic employee savings plan under Section 401(k) of the Internal Revenue Code covering substantially all of its domestic employees. The plan allows employees to make contributions up to a specified percentage of their compensation, a portion of which are matched by Genzyme. Genzyme's contributions are allocated to GMO as a component of general and administrative expenses.

                           GENZYME MOLECULAR ONCOLOGY

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Genzyme Corporation:

     We have audited the accompanying combined balance sheets of Genzyme Molecular Oncology (as described in Note A) as of December 31, 1997 and 1996, the related combined statements of operations and cash flows for each of the three years in the period ended December 31, 1997. The combined financial statements are the responsibility of Genzyme Corporation's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements of Genzyme Molecular Oncology present fairly, in all material respects, the financial position of Genzyme Molecular Oncology as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As more fully described in Note A to these financial statements, Genzyme Molecular Oncology is a business group of Genzyme Corporation; accordingly, the combined financial statements of Genzyme Molecular Oncology should be read in conjunction with the audited consolidated financial statements of Genzyme Corporation and Subsidiaries.

                                            /s/ Coopers & Lybrand L.L.P.

                                            COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 27, 1998

                           GENZYME MOLECULAR ONCOLOGY

               UNAUDITED COMBINED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION:

     These unaudited combined pro forma financial statements of Genzyme Molecular Oncology Division ("GMO") and the related notes are presented to give effect to the acquisition of PharmaGenics, Inc. ("PharmaGenics") by Genzyme Corporation ("Genzyme") through a merger (the "Merger") of PharmaGenics with and into Genzyme using shares of Genzyme Molecular Oncology Division Common Stock ("GMO Stock")(as described in Note 1). Unaudited combined pro forma statements of operations have been presented for GMO assuming that the Merger occurred as of January 1, 1997, using the purchase accounting method. An unaudited combined pro forma balance sheet has not been presented because the acquisition is reflected in the December 31, 1997 GMO balance sheet. Unaudited pro forma consolidated financial statements for Genzyme have not been included because the Merger is not considered to have a significant impact on the financial conditions or results of operations of Genzyme. Unaudited combined pro forma financial statements for Genzyme General and GTR have not been included because the Merger had no effect on the financial condition or results of operations of Genzyme General and the Merger had no impact on the financial condition and results of operations of GTR.

                           GENZYME MOLECULAR ONCOLOGY

             UNAUDITED COMBINED PRO FORMA STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               HISTORICAL
                                                              PHARMAGENICS,
                                  HISTORICAL                      INC.                                 PRO FORMA
                                    GENZYME                   (PERIOD FROM        PRO                   GENZYME
                                   MOLECULAR     FOOTNOTE    JANUARY 1, 1997     FORMA    FOOTNOTE     MOLECULAR     FOOTNOTE
                                   ONCOLOGY        REF.     TO JUNE 18, 1997)    ADJS.      REF.       ONCOLOGY        REF.
                                 -------------   --------   -----------------    -----    --------     ---------     --------
Revenue:
  Service revenue..............    $    467                       $     --      $    --                $    467
  Research and development
    revenue-related party......         315                             75           --                     390
                                   --------                       --------      -------                --------
    Total revenue..............         782                             75           --                     857
Operating costs and expenses:
  Costs of revenue.............         337                                          --                     337
  Selling, general and
    administrative expenses....       2,118                          2,964           --                   5,082
  Research and development
    expenses...................       5,341                            857           --                   6,198
  Amortization of
    intangibles................       5,127                             --        6,783     [C]          11,910
  Charge for in-process
    technology.................       7,000                          4,435       (7,000)    [D]           4,435
                                   --------                       --------      -------                --------
    Total operating expenses...      19,923                          8,256         (217)                 27,962
                                   --------                       --------      -------                --------
Operating loss.................     (19,141)                        (8,181)         217                 (27,105)
Other income (expenses):
  Equity in loss of joint
    venture....................        (258)                            --           --                    (258)
  Other........................          --                             54           --                      54
  Interest income..............         392                              6           --                     398
  Interest expense.............      (1,663)                           (50)          --                  (1,713)
                                   --------                       --------      -------                --------
Net loss before income taxes...     (20,670)                        (8,171)         217                 (28,624)
Tax benefit....................       1,092                             --        1,441     [E]           2,533
                                   --------                       --------      -------                --------
Net loss.......................    $(19,578)                      $ (8,171)     $ 1,658                $(26,091)
                                   ========                       ========      =======                ========
Pro forma per Genzyme Molecular
  Oncology common share:
  Pro forma basic and diluted
    net loss...................    $  (4.98)                            --           --                $  (6.64)
                                   ========                                                            ========
  Pro forma shares
    outstanding................       3,929        [B]                  --                                3,929        [B]
                                   ========                                                            ========
Per PharmaGenics common share:
  Net loss.....................          --                       $ (18.04)          --                      --
                                                                  ========
Weighted average shares
  outstanding..................          --                            453         (453)    [F]              --
                                                                  ========      =======

        See notes to unaudited combined pro forma financial statements.

                           GENZYME MOLECULAR ONCOLOGY

         NOTES TO UNAUDITED COMBINED PRO FORMA STATEMENTS OF OPERATIONS

(1) COMMENCEMENT OF GMO OPERATIONS AND CREATION OF GMO STOCK

     GMO operations under the existing Genzyme General programs being combined to form GMO, commenced December 1, 1994 (the "Date of Inception"). A new series of Genzyme Common Stock was created, Genzyme Molecular Oncology Division Common Stock ("GMO Stock"). GMO consists of all of PharmaGenics business, several programs previously allocated to Genzyme General in the area of molecular oncology and Genzyme's rights under agreements with third parties relating to gene therapies for the treatment of cancer.

PHARMAGENICS MERGER

     On June 18, 1997, pursuant to an agreement between Genzyme and PharmaGenics, PharmaGenics merged with and into Genzyme. As consideration for the Merger, the stockholders of PharmaGenics received approximately 3,929,000 shares of GMO Stock, subject to reduction (see Note (2)(B) below). As compensation to Genzyme General for its contribution to GMO, 6,000,000 GMO Designated Shares have been reserved for issuance, at the discretion of the Genzyme Board, for the benefit of Genzyme General or its stockholders. The Genzyme Board may issue the GMO Designated Shares as a stock dividend to the holders of GGD Stock or it may sell such shares in a public or private sale and allocate all of the proceeds to Genzyme General. Genzyme's management and accounting policies require Genzyme to distribute GMO Designated Shares to holders of GGD Stock no later than November 30, 1998 or 360 days following completion of an initial public offering of GMO Stock, although Genzyme may elect to distribute these shares at any time.

(2) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

     (A) Purchase Price Allocation

     The aggregate purchase price of $27.5 million (net of $0.5 million which represents the fees payable by PharmaGenics in connection with the Merger), plus acquisition costs of $2.5 million and assumed liabilities of $5.4 million has been allocated to the acquired tangible and intangible assets based on their estimated respective fair values (amounts in thousands):

Equipment...................................................  $   208
Other assets................................................       50
Completed technology rights (to be amortized over 3
  years)....................................................   20,000
Goodwill (to be amortized over 3 years).....................   15,729
Deferred tax liability (to be amortized over 3 years).......   (7,600)
In-process technology.......................................    7,000
                                                              -------
                                                              $35,387
                                                              =======

     The amount allocated to in-process technology of $7.0 million represents the value assigned to PharmaGenics's programs which are still in the development stage and for which there is no alternative use. The value assigned to those programs (both completed and in-process) has been determined by selecting the maximum anticipated value of these programs, as provided by an independent valuation of the PharmaGenics business, based on comparable technologies. The amount allocated to in-process technology was charged to operations in June 1997, the period in which the Merger was consummated.

     The deferred tax liability of $7.6 million results from the temporary difference between the book and tax basis of the completed technology computed at a 38% incremental tax rate.

                           GENZYME MOLECULAR ONCOLOGY

                     NOTES TO UNAUDITED COMBINED PRO FORMA
                    STATEMENTS OF OPERATIONS -- (CONTINUED)

     (B) The pro forma statements of operations for the year ended December 31, 1997 reflect the distribution of approximately 3,929,000 shares of GMO Stock to the PharmaGenics preferred stockholders as consideration for the Merger which shares have been reduced pursuant to the Merger agreement due to fees payable by PharmaGenics in connection with the Merger.

     (C) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                                              ASSIGNED    FULL YEAR
                                                               VALUE     AMORTIZATION
                                                              --------   ------------
Completed Technology (3 year life)..........................  $20,000      $ 6,667
Goodwill (3 year life)......................................   15,729        5,243
                                                                           -------
Pro forma adjustment for amortization of intangibles........               $11,910
                                                                           =======

     (D) To reverse the effect of the charge for in-process technology in the amount of $7.0 million which was charged to operations upon consummation of the Merger in June 1997 and which is reflected in the historical results for GMO for the year ended December 31, 1997. The pro forma statement of operations excludes the effect of this charge for in-process technology as this is considered to be a nonrecurring item related to the Merger transaction.

     (E) To record the amortization of the deferred tax benefit (amounts in thousands):

                                                              ASSIGNED    FULL YEAR
                                                               VALUE     AMORTIZATION
                                                              --------   ------------
Deferred tax benefit (3 year amortization period)...........   $7,600       $2,533

     (F) To eliminate PharmaGenics's weighted average shares outstanding.

                      [This Page Intentionally Left Blank]

============================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GENZYME OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF GENZYME SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................     3
Risk Factors..............................     6
Use of Proceeds...........................    17
Capitalization............................    18
Price Range of Genzyme Common Stock and
  Dividend Policy.........................    18
GMO Selected Financial Data...............    19
Management's Discussion and Analysis of
  GMO's Financial Condition and Results of
  Operations..............................    21
Genzyme Additional Financial Data.........    25
Business..................................    26
Management................................    44
Description of Genzyme Capital Stock......    48
Management and Accounting Policies
  Governing the Relationship of Genzyme
  Divisions...............................    55
Shares Eligible for Future Sale...........    60
Notice to Canadian Residents..............    61
Underwriting..............................    62
Legal Matters.............................    63
Experts...................................    63
Available Information.....................    64
Incorporation of Certain Documents by
  Reference...............................    64
Index to Financial Statements.............   F-1

============================================================
============================================================

                                3,000,000 SHARES

                                 [GENZYME LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            PAINEWEBBER INCORPORATED

                                COWEN & COMPANY

                           CREDIT SUISSE FIRST BOSTON
                            ------------------------
                                           , 1998

============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be borne by Genzyme in connection with this offering of GMO Stock are estimated as follows:

SEC registration fee........................................  $ 11,210
Nasdaq listing fees.........................................    69,375
Blue Sky and NASD fees and expenses.........................    24,000
Printing and engraving expenses.............................    70,000
Accounting fees and expenses................................   150,000
Legal fees and expenses.....................................   150,000
Transfer Agent and Registrar fees ..........................    10,000
Miscellaneous expenses......................................    15,415
                                                              --------
          Total.............................................  $500,000
                                                              ========

     All of the above figures, except the SEC registration fee and Nasdaq listing fees, are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's Amended and Restated Articles of Organization, By-Laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

     Article VI of Genzyme's By-Laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of Genzyme or of any of its subsidiaries, or who at the request of Genzyme may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by Genzyme or the proceeding seeks a declaratory judgment regarding his or her own conduct); provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee of such employee benefit plan; and provided, further, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by the corporation, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under
Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

     The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

     Genzyme also has in place agreements with certain officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's By-Laws.

     Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unauthorized distributions and loans to insiders and (iv) transactions from which the director derived an improper personal benefit. Article VI.C.5. of Genzyme's Amended and Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 16.  EXHIBITS

     See Exhibit Index immediately following signature page.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on April 28, 1998.

                                          GENZYME CORPORATION

                                          By: /s/ DAVID J. MCLACHLAN

                                            ------------------------------------
                                                    David J. McLachlan,
                                                 Executive Vice President,
                                            Finance and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                       SIGNATURE                                     TITLE                     DATE
                       ---------                                     -----                     ----

                   HENRI A. TERMEER*                                                      April 28, 1998
--------------------------------------------------------    Director and Principal
                    Henri A. Termeer                        Executive Officer

                 /s/ DAVID J. MCLACHLAN                                                   April 28, 1998
--------------------------------------------------------    Principal Financial and
                   David J. McLachlan                       Accounting Officer

            CONSTANTINE E. ANAGNOSTOPOULOS*                                               April 28, 1998
--------------------------------------------------------
             Constantine E. Anagnostopoulos                 Director

                 DOUGLAS A. BERTHIAUME*                                                   April 28, 1998
--------------------------------------------------------
                 Douglas A. Berthiaume                      Director

                    HENRY E. BLAIR*                                                       April 28, 1998
--------------------------------------------------------
                     Henry E. Blair                         Director

                  ROBERT J. CARPENTER*                                                    April 28, 1998
--------------------------------------------------------
                  Robert J. Carpenter                       Director

                   CHARLES L. COONEY*                                                     April 28, 1998
--------------------------------------------------------
                   Charles L. Cooney                        Director

                    HENRY R. LEWIS*                                                       April 28, 1998
--------------------------------------------------------
                     Henry R. Lewis                         Director

           */s/           DAVID J. MCLACHLAN
--------------------------------------------------------
                    Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT                                                                    SEQUENTIAL
  NO.                              DESCRIPTION                              PAGE NO.
-------                            -----------                             ----------
  1.1      Underwriting Agreement dated as of             , 1998
           between Genzyme and PaineWebber Incorporated. To be filed by amendment.
  4.1      Restated Articles of Organization of Genzyme. Filed as
           Exhibit 1 to Genzyme's Registration Statement on Form 8-A
           filed with the Commission on June 18, 1997, and incorporated herein by reference.
  4.2      Series Designation for Genzyme Molecular Oncology Division
           Common Stock. Filed as Exhibit 2 to Genzyme's Registration
           Statement on Form 8-A filed with the Commission on June 18,
           1997, and incorporated herein by reference.
  4.3      Series Designation for the Series A, Series B and Series C
           Junior Participating Preferred Stock of Genzyme. Filed as
           Exhibit 3 to Genzyme's Registration Statement on Form 8-A
           filed with the Commission on June 18, 1997, and incorporated herein by reference.
  4.4      By-laws of Genzyme. Filed as Exhibit 3.2 to Genzyme's Form
           8-K dated December 31, 1991 (File No. 0-14680), and
           incorporated herein by reference.
  4.5      Amended and Restated Rights Agreement between Genzyme and
           American Stock Transfer and Trust Company. Filed as Exhibit
           5 to Genzyme's Registration Statement on Form 8-A filed with the Commission on June 18, 1997, and incorporated herein by reference.
  5.1      Opinion of Palmer & Dodge LLP. Filed herewith.
 23.1      Consent of Coopers & Lybrand L.L.P., independent accountants to Genzyme Corporation. Filed herewith.
 23.2      Consent of Arthur Andersen LLP, independent accountants to
           PharmaGenics, Inc. Filed herewith.
 23.3      Consent of Palmer & Dodge LLP. Included in Exhibit 5.1
           hereto.
 24.1      Power of Attorney. Previously filed.